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REGISTRANT'S NAME Siam Commercial Bank Public Co Ltd

*CURRENT ADDRESS

PROCESSED JUN 03 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4345 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 5/28/03

82-4345



ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

ARS
12-31-02

03 MAY -8 AM 7:21











ANNUAL REPORT | 2002

Siam Commercial Bank

Your Bank of Choice

TABLE OF CONTENTS

HIGHLIGHTS

		CONSOLIDATED *		THE BANK ONLY		
		DECEMBER 31, 2002 (MILLION BAHT)	DECEMBER 31, 2001 (MILLION BAHT)	DECEMBER 31, 2002 (MILLION BAHT)	DECEMBER 31, 2001 (MILLION BAHT)	CHANGE (PERCENT)
OPERATION RESULTS						
ASSETS		675,722	719,589	667,222	711,899	(6.3)
LOANS (net of allowance for doubtful accounts)		406,539	434,006	405,304	432,732	(6.3)
LIABILITIES		622,657	656,713	615,104	649,957	(5.4)
DEPOSITS		574,504	605,980	568,602	600,990	(5.4)
SHAREHOLDERS' EQUITY		53,065	62,877	52,118	61,941	(15.9)
NUMBER OF SHARES	(SHARES)	3,131,861,381	3,131,154,715	3,131,861,381	3,131,154,715	0.0
- PREFERRED SHARES	(SHARES)	2,105,291,399	2,256,165,277	2,105,291,399	2,256,165,277	(6.7)
- ORDINARY SHARES	(SHARES)	1,026,569,982	874,989,438	1,026,569,982	874,989,438	17.3
NET PROFIT (LOSS) BEFORE LESS BAD DEBT AND DOUBTFUL ACCOUNTS		12,596	9,932	12,338	9,612	28.4
BAD DEBT AND DOUBTFUL ACCOUNTS		25,084	9,527	24,825	9,207	169.6
NET PROFIT (LOSS)		(12,488)	405	(12,488)	405	n.a.
BASIC EARNINGS (LOSS) PER SHARE	(BAHT)	(12.89)	0.50	(12.89)	0.50	n.a.
DILUTED EARNINGS (LOSS) PER SHARE	(BAHT)	-	0.13	-	0.13	n.a.
BOOK VALUE PER SHARE	(BAHT)	16.94	20.08	16.64	19.78	(15.9)
FINANCIAL RATIO						(AMOUNT)
RATE OF RETURN ON AVERAGE ASSETS (ROA)	(%)	(1.8)	0.1	(1.8)	0.1	(1.9)
RATE OF RETURN ON AVERAGE EQUITY (ROE)	(%)	(21.5)	0.7	(21.9)	0.7	(22.6)
TOTAL CAPITAL/TOTAL RISK ASSETS	(%)	-	-	14.0	16.6	(2.6)
ASSETS QUALITY						(AMOUNT)
NON-PERFORMING LOANS (NPLs)		-	-	118,257	141,506	(23,249)
PROPORTION OF TOTAL LOANS (including loans to financial institutions)	(%)	-	-	24.2	28.6	(4.4)
PROBLEM CLASSIFIED LOANS		-	-	120,088	108,679	11,409
PROPORTION OF TOTAL CLASSIFIED LOANS	(%)	-	-	24.4	23.5	0.9

		2002	2001	CHANGE
NUMBER OF BRANCHES				
- NATIONWIDE BRANCHES	(BRANCHES)	483	477	6
- OVERSEAS BRANCHES	(BRANCHES)	3	4	(1)
NUMBER OF EMPLOYEES	(PERSONS)	10,710	10,412	298

Remark : * Consolidated Financial Statements including Subsidiaries.

BOARD OF DIRECTORS' REPORT

Dear Shareholders,

In 2002, the performance of the Thai economy was more robust as compared to the previous year. In particular, the pace of economic growth accelerated to 4.8-5.0 percent compared to 1.9 percent in 2001, driven by both strong consumer spending and a low interest rate environment. However, recovery of private sector investment remained weak. Also, the overall economy continued to be vulnerable to external risk factors.

Despite an uncertain business climate, the Bank posted impressive results for 2002. Operating profits before provision for loan losses increased 28 percent from Baht 9,612 million in 2001 to Baht 12,338 million, and this was the highest level among the Thai banks. Interest income increased as a result of better loan-to-deposit ratio and effective liquidity management. At the same time the Bank was able to increase fee based income and better control costs. Also, asset quality improved as resolution of non-performing loans was on target. However, the Bank's decision to set aside a huge provision for loan losses, of Baht 24,825 million, directly hit its bottom line, leading the Bank to report a net loss of Baht 12,488 million for 2002. The Board believes that in taking this step, the Bank will have sufficient reserves to fully accommodate any potential deterioration of Problem Classified Loans that are the legacy from the past economic crisis. As a result, the Bank's loan loss coverage ratio increased to 67 percent, one of the highest provisioning levels in the Thai banking system.

The Bank's achievements in 2002, as manifest in its dominance of the mortgage lending sector and the underwriting of private-sector debt issues, were recognized through many accolades. For instance, the Bank was named the 'Best Thai Bank' in the Asset Asian Awards for 2002 for the second consecutive year, and the 'Best Domestic Commercial Bank in Thailand for 2002' by Asia Money. It also received the gold award of 'Best MasterCard Electronic Card' at MasterCard's annual Asia Pacific conference.

With respect to corporate governance, the Board recognizes the importance of implementing good governance practices organization-wide. Actions taken by the Board in this respect include the broadening of the Nomination Committee's functions to include corporate governance, (the Committee being renamed Nomination and Corporate Governance Committee), adoption of a new corporate governance policy, instituting a code of ethics for board members, and establishing the roles and responsibilities of board committees in accordance with best practices. The Bank has also created a Risk Management Committee to oversee the Bank's overall risk management function, and this committee will report to both the Executive Committee and the Audit Committee.

During the year, the Bank accelerated the implementation of the Change Program to enhance the Bank's competitiveness and operational practices, under oversight of the Board, the Executive Committee, and the President. Specifically, in the last quarter of 2002, the Bank implemented a new business model that was developed along the lines of the most profitable and best managed banks in the world. The key elements in this initial wave of changes were: the realignment of the Corporate and SME business groups to foster better and deeper customer relationships; the redesign of Credit Risk function to improve the underwriting quality; and the consolidation of the workout effort to enhance the effectiveness with which problem loans are resolved. Concurrently, the Bank completed key initial steps in dramatically enhancing the effectiveness and efficiency of two key corporate functions - Human Resources and Information Technology. Looking ahead to 2003, the next wave of changes will be targeted on the consumer banking segment, particularly the branch network, so that the Bank can reposition and revitalize its dominant presence in this segment.

In addition to the Change Program initiatives, the Bank is committed to improving to further improving its operating results in 2003. On the revenue side we will focus deepening relationship within key target sectors in Corporate/SME, improve our wallet share through better brand positioning, and further leverage from business synergies with our affiliates and partners. On the cost side the Bank will aim to keep our cost-to-income ratio well below the industry average through effective capital investment, improving the return from credit-workouts, and diligent cost control. Simultaneously with maximizing revenue and minimizing cost the Bank will place a priority in re-skilling employees to enhance their contribution within the new business model as well as implementing a formalized structure for the management of market and operational risks.

On behalf of the Board, we take this opportunity to pay special tribute to Khun Viroj Phutrakul, Director and Chairman of the Audit Committee, who passed away on 16 February 2003. Khun Viroj had actively contributed to implementing modern management practices within the Bank. As an independent director, he had always promoted the best interests of shareholders throughout his eighteen years with the Bank. He will be greatly missed.

In conclusion, on behalf of the Board we wish to thank our shareholders, customers, investors, and the general public, for their support and trust, and our employees for their contributions to the Bank's success. We hope to receive your continued support to achieve our objective to be the Bank of Choice for our customers, shareholders, and employees.



(Chirayu Isarangkun Na Ayuthaya)
Chairman



(Khunying Jada Wattanasiritham)
President & Chief Executive Officer

AUDIT COMMITTEE'S REPORT

In the year 2002, the Audit Committee of the Bank has performed its duties as assigned by the Board of Directors and under the rules and regulations of the SET. Its principle task was to strengthen internal control functions' contribution to shareholder value, especially to ensure management awareness of the Bank's principle risks and to advise on the management of those risks.

The Audit Committee had continuous discussions with the external auditor, reviewed the preparation of financial reports in accordance with generally accepted accounting standards, and recommended the auditor's fee to the Board of Directors and the shareholders.

The Audit Committee promoted the improvement of the internal control systems by directing the Audit Group to develop Control Policy Principles to provide a framework for internal control procedures within operation units and to upgrade the functions and effectiveness of the compliance unit.

In the area of auditing, the Committee promoted closer collaboration between the Audit Group and the External auditor *in auditing operation processes, arranged for the external auditor to review* critical operation procedures to improve internal control procedures, and promoted the development of information technology auditing to international standards.

Furthermore, the Audit Committee reviewed findings and recommendations from the internal and the external auditors and followed up on remedial actions.

M. L. Usni P.

(M.L. Usni Pramoj)
Audit Committee

BOARD OF DIRECTORS

DR. CHIRAYU ISARANGKUN NA AYUTHAYA



POSITION	° **Chairman**
EDUCATION	° B. Sc. (Economics) Hons., London School of Economics, University of London, U.K.
	° Ph.D. (Economics), Australian National University, Australia
SPECIAL COURSE	° Chairman 2000, Thai Institute of Directors
PAST POSITIONS	° Minister of the Prime Minister's Office Government House
	° Minister of Industry
OTHER CURRENT POSITIONS	° Director-General, Bureau of the Crown Property
	° Grand Chamberlain, Bureau of the Royal Household
	° Advisor to the Board of Directors, The Siam Cement Public Company Limited

DR. VICHIT SURAPHONGCHAI



POSITION	° **Director and Chairman of the Executive Committee**
EDUCATION	° Bachelor of Engineering, Chulalongkorn University, Bangkok
	° Master of Engineering, University of California, Berkeley
	° M.B.A. (Management), Graduate School of Management, UCLA
	° Ph.D., Graduate School of Management, UCLA
PAST POSITIONS	° Minister, Ministry of Transport and Communications
	° President, Bangkok Bank Public Company Limited
	° Chairman, Radanasin Bank Public Company Limited
	° Chairman of the Supervisory Board, Kempinski AG
OTHER CURRENT POSITIONS	° Advisor, Bureau of the Crown Property
	° Member of the Board of Directors, Thai Airways International Public Co., Ltd.
	° Trustee, Asia Institute of Technology (AIT)

MR. VIROJ PHUTRAKUL



POSITION	° **Director and Chairman of the Audit Committee** (Passed away on February 16, 2003)
EDUCATION	° B.A. (Economics), Sheffield University, U.K.
SPECIAL COURSE	° Chairman 2000, Thai Institute of Directors
PAST POSITIONS	° Chairman, Lever Brothers (Thailand) Company Limited
	° Chairman, Industrial Estate Authority of Thailand
	° Executive Chairman, Central Trading Company Limited
OTHER CURRENT POSITIONS	° Executive Director, Central Pattana Public Company Limited
	° Director, Saha Union Public Company Limited
	° Director, Boonrawd Brewery Company Limited
	° President, Boonrawd Asia Beverage Company Limited
	° Chairman, Executive Committee, Asian Institute of Technology



MR. ANAND PANYARACHUN

POSITION ° **Director, Chairman of the Compensation Committee and Chairman of the Nomination and Corporate Governance Committee**

EDUCATION ° B.A. (Honours), Trinity College, University of Cambridge, U.K.

PAST POSITIONS
- ° Prime Minister of Thailand
- ° Permanent Secretary for Foreign Affairs
- ° Ambassador to the United States of America and concurrently Permanent Representative of Thailand to the United Nations
- ° Chairman of the Drafting Committee of the Constitution Drafting Assembly

OTHER CURRENT POSITIONS
- ° Chairman of National Economic and Social Advisory Council
- ° Chairman of the Council of Trustees and the Board of Directors of Thailand Development Research Institute (TDRI)
- ° Chairman of the Council of Trustees of Thailand Environment Institute (TEI)
- ° Chairman of the Board of The Asian Institute of Technology (AIT)
- ° Chairman of University Council of Asian University of Science and Technology



MR. ASWIN KONGSIRI

POSITION ° **Director and Member of the Executive Committee**

EDUCATION ° B.A. (Honours), Philosophy, Politics and Economics, Oxford University, U.K.

SPECIAL COURSES
- ° Banff School of Advanced Management, Alberta, Canada
- ° National Defence College, Joint Public-Private Course, Thailand
- ° Directors Certification Program, Thai Institute of Directors
- ° Chairman 2000, Thai Institute of Directors

PAST POSITIONS
- ° Executive Chairman, Bangkok Bank of Commerce Public Company Limited
- ° President, The Industrial Finance Corporation of Thailand
- ° Chairman, Bangkok Commercial Asset Management Company Limited

OTHER CURRENT POSITIONS
- ° Director & Executive Director, The Industrial Finance Corporation of Thailand
- ° Director & Audit Committee Member, Padaeng Industry Public Company Limited
- ° Director, Ch Karnchang Public Co., Ltd.
- ° Director & Audit Committee Member, Muang Thai Life Assurance Public Co., Ltd.
- ° Director & Chairman of the Audit Committee, Electricity Generating Public Co., Ltd.
- ° Director & Chairman of the Audit Committee, The Oriental Hotel (Thailand) Public Co., Ltd.



MR. BODIN ASAVANICH

POSITION ° **Director and Member of the Executive Committee**

EDUCATION
- ° Bachelor of Laws, Thammasat University, Thailand
- ° Barrister-at-Law, Thai Bar Association
- ° Master of Comparative Jurisprudence, New York University, U.S.A.
- ° Master of Law (General), New York University, U.S.A.

SPECIAL COURSES
- ° Stanford Executive Program, Stanford University
- ° Course on Competition Policy, The World Bank

PAST POSITION ° Group General Counsel and Manager of Legal Division, The Siam Cement Public Co., Ltd.

OTHER CURRENT POSITIONS
- ° Group General Counsel, The Siam Cement Public Company Limited
- ° Managing Director, Cementhai Legal Counsel Limited
- ° Member of the Board of Director, CPB Equity Company Limited
- ° Member of the Board of Director, CPB Property Company Limited
- ° Secretary General, The Federation of Thai Industries
- ° Member of the Legal Revision for the Country's Development Committee



M.L. USNI PRAMOJ

POSITION ° **Director and Member of the Audit Committee**

EDUCATION
- ° B.A. (Jurisprudence), Oxford University, U.K.
- ° Barrister-at-Law, Gray's Inn, London, U.K.

PAST POSITION ° Chairman, The Siam Industrial Credit Public Company Limited

OTHER CURRENT POSITIONS
- ° Privy Councillor
- ° Manager, His Majesty's Private Property Office
- ° Chairman, Thai Fuji Xerox Company Limited
- ° Chairman, Rajdumri Hotel Public Company Limited

M.R. DISNADDA DISKUL



POSITION	° **Director and Chairman of the Audit Committee** (Appointed as Chairman of the Audit Committee on February 25, 2003)
EDUCATION	° B.Sc. (Business Administration), Indiana University (Bloomington), U.S.A.
SPECIAL COURSE	° Chairman 2000, Thai Institute of Directors
PAST POSITION	° Private Secretary of Her Royal Highness The Princess Mother
OTHER CURRENT POSITIONS	° Secretary-General, Mae Fah Luang Foundations under Royal Patronage
	° Chairman of the Doi Tung Development Project under Royal Initiative
	° Director-General of the Center for Coordination of the Doi Tung Development
	° Member, Board of Directors, Volunteer Doctors Foundation of Her Royal Highness The Princess Mother
	° Member, Board of Directors, Prostheses Foundation under of Her Royal Highness The Princess Mother
	° Member, Board of Directors, Breast Foundation under The Patronage of Her Royal Highness The Princess Mother

MR. MARIS SAMARAM



POSITION	° **Director and Member of the Audit Committee** (Appointed on February 25, 2003)
EDUCATION	° B.S.B.A., Major in Accounting, University of the East, Philippines
	° Program for Management Development, Harvard Business School, U.S.A.
PAST POSITIONS	° Internal Auditor, Investment Planning Corp., of the Philippines
	° Audit Division, SGV & Co., Philippines
	° Auditor, SGV-Na Thalang & Co., Ltd.
	° Partner, SGV-Na Thalang & Co., Ltd.
	° Country Managing Partner, SGV-Na Thalang & Co., Ltd.
	° Vice Chairman, SGV-Na Thalang & Co., Ltd.
	° Chairman of the Board of Directors, SGV-Na Thalang & Co., Ltd.
OTHER CURRENT POSITIONS	° Board Member, Millennium Steel Public Company Limited
	° Independent Consultant

MR. JOHN WILLIAM HANCOCK



POSITION	° **Director, Member of the Compensation Committee and Member of the Nomination and Corporate Governance Committee**
EDUCATION	° LL.B., University of Adelaide, South Australia, Australia
SPECIAL COURSES	° Chairman 2000, Thai Institute of Directors
	° Directors Certification Program, Thai Institute of Directors
OTHER CURRENT POSITIONS	° Chairman and Executive Director, Banker & McKenzie Limited
	° Director, Serm Suk Public Co., Ltd.

MR. PETER SEAH LIM HUAT



POSITION	° **Director, Member of the Compensation Committee and Member of the Nomination and Corporate Governance Committee**
EDUCATION	° B.A. (2nd Class Hons.), Business Administration, University of Singapore, Singapore
PAST POSITION	° Vice Chairman & CEO, Overseas Union Bank Limited
OTHER CURRENT POSITIONS	° President & CEO, Singapore Technologies Pte Ltd.
	° Chairman, SembCorp Industries Ltd.
	° Chairman, ST Engineering Ltd.
	° Chairman, EDB Investment Pte Ltd.
	° Director, Government of Singapore Investment Corporation Pte Ltd.
	° President Commissioner, PT Indonesian Satellite Corporation Tbk



MR. VERACHAI TANTIKUL

POSITION	° ***Director***
EDUCATION	° LL.B (Hons.), Thammasat University, Thailand
	° Barrister at Law, The Thai Bar
	° LL.M., The University of California, at Berkeley, U.S.A.
PAST POSITIONS	° Deputy Director General, The Revenue Department
	° Inspector General, The Ministry of Finance
	° Director of the Board, Radanasin Bank Public Company Limited
	° Deputy Permanent Secretary, The Ministry of Finance
	° Director-General, The Excise Department, The Ministry of Finance
	° Director, The Industrial Finance Corporation of Thailand
OTHER CURRENT POSITIONS	° Director-General, The Treasury Department
	° Director of the Board, The Sukhumvit Asset Managment
	° Director of the Board, Bangpra Golf International Co., Ltd.
	° Director of the Board, N.C.C. Management & Development Co., Ltd.



MR. MAHITO KAGEYAMA

POSITION	° ***Director***
EDUCATION	° Bachelor of Economics, Hitosubashi University
PAST POSITIONS	° Executive Officer, Capital Markets, Asset Management & Investment Banking Groups, Global Finance & & Investment Banking Division, Sanwa Bank Limited
	° Senior Executive Officer and Head of Global Banking & Trading Division In charge International Administration Department and Structured Finance Department, UFJ Bank Limited
OTHER CURRENT POSITIONS	° Senior Executive Officer, UFJ Bank Limited
	° Director, Sanwa Singapore Limited
	° Non-Executive Director, Dah Sing Financial Holding Limited



KHUNYING JADA WATTANASIRITHAM

POSITION	° ***President & Chief Executive Officer and Member of the Executive Committee***
EDUCATION	° B.A. (Economics), Cambridge University, U.K.
	° M.A. (Economics), Cambridge University, U.K.
	° M.A. (Economic Development), Williams College, U.S.A.
SPECIAL COURSE	° Directors Certification Program, Thai Institute of Directors
PAST POSITIONS	° Executive Vice President, The Siam Commercial Bank Public Company Limited
	° Senior Executive Vice President, The Siam Commercial Bank Public Company Limited
	° Director and Senior Executive Vice President, The Siam Commercial Bank Public Company Limited
OTHER CURRENT POSITIONS	° Executive Director, Siam Piwat Co., Ltd.
	° Director, ASEAN Finance Corporation Limited



MRS. KANNIKAR CHALITAPORN

POSITION	° **Director & Senior Executive Vice President and Member of the Executive Committee** (Appointed on January 1, 2003)
EDUCATION	° Bachelor Degree (Business), University of Colorado, U.S.A.
SPECIAL COURSE	° Advanced Management Programme (AMP), Harvard University, U.S.A.
PAST POSITIONS	° Marketing Manager, Lever Brothers (Thailand) Ltd.
	° Vice Chairman and Foods Director, Unilever Thai Holdings Limited
	° Vice Chairman and Personal Care Category Director, Unilever Thai Trading Limited
OTHER CURRENT POSITIONS	° Advisory Director, Unilever Thai Trading Limited
	° Councillor, Thailand Management Association (TMA)
	° Chairman and Chairman of the Executive Committee, Siam Commercial New York Life Insurance Company Limited

MRS. SIRIBUNCHONG UTHAYOPHAS Secretary to the Board of Directors

1 To be the Bank of Choice

for Customers, Shareholders, and Employees

ORGANIZATION STRUCTURE


Board of Directors
Compensation Committee
Nomination and Corporate Governance Committee
Executive Committee
President and Chief Executive Officer
◦ Board Secretariat and Shareholder Services Office
Corporate Relationship
◦ Corporate Sector 1
◦ Corporate Sector 2
◦ Corporate Sector 4
◦ Corporate Sector 5
◦ Corporate Sector 6
SME Division
◦ Bangkok Region
◦ Upcountry Region 1
◦ Upcountry Region 2
Japanese Division
◦ Corporate Sector 3
Financial and Institutional Division
◦ Corporate Sector 7
◦ Corporate Sector 8
Corporate Banking Group
Business Products Division
◦ Credit and Trade Products
◦ Financial Market Products
Business Operations Division
◦ Foreign Remittance and Settlement Operations
◦ International Trade Operations
◦ Capital Market Operations
◦ Portfolio Investment
Business Cash Management Group
◦ Business Cash Management
◦ E-Business
◦ BCM Operations
Risk Management Group
Credit Risk
◦ Credit Risk Management 1
◦ Credit Risk Management 2
◦ Credit Risk Management 3
◦ Credit Risk Management 4
◦ Credit Policies and Procedures
◦ Market Risk
◦ Operational Risk
Information Technology Group
◦ IT Planning and Management
◦ IT Solution 1
◦ IT Solution 2
◦ IT Operations
◦ Data Management


Audit Committee
Risk Management Committee
Audit Group
Change Program
Audit Management
Credit Review
Retail Banking Group
Special Assets Group
Retail Marketing Division
Retail Product and Marketing Department
Foreign Exchange and Remittance Department
Data Mining
SCB Business Services Co., Ltd.
Consumer Loan Division
Consumer Finance Department 1
Consumer Finance Department 2
Retail Promotion
Channel Management Division
Channel Management Department 1
Channel Management Department 2
Private Banking Department
Branch Operation Support Department
Building Management Office
Rutchayothin Office
Processing Service Division
Payment and Collection Operations Department
Credit Operations Department
Quality Assurance and Information System Security Department
Service Quality Department
Special Assets Corporate Sector 1
Special Assets Corporate Sector 2
Special Assets ME Sector
SME Division
Special Assets Bangkok Region
Special Assets Northern Region
Special Assets Northeastern Region
Special Assets Central Region
Special Assets Southern Region
Litigation Services
Assets Management
Special Collection Services
Human Resources
HR Administration
HR Development
HR Client Services
Finance
Corporate Planning and Information Department
Treasury
Treasury Department
Corporate Communications

SENIOR EXECUTIVE OFFICERS



KHUNYING JADA WATTANASIRITHAM
President & Chief Executive Officer



MRS. KANNIKAR CHALITAPORN
Director & Senior Executive Vice President, Retail Banking Group
(Appointed on January 1, 2003)



MR. CHATCHAVAL BHANALAPH
Senior Executive Vice President, Corporate Banking Group



MR. WIRUTT RUTTANAPORN
Senior Executive Vice President, Retail Banking Group
(Retired on March 1, 2003)



MR. DEEPAK SARUP
Senior Executive Vice President, Change Program



MR. W. MICHAEL THAN
Senior Executive Vice President, Human Resources

MRS. KANNIKA NGAMSOPEE
Executive Vice President, Audit Group 



MR. SIRICHAI SOMBUTSIRI
Executive Vice President, Corporate Relationship 



MR. CHARAMPORN JOTIKASTHIRA
Executive Vice President, Business Cash Management Group 



MR. YOKPORN TANTISAWETRAT
Executive Vice President, Risk Management Group 



MR. PERMPOON KRAIRIKSH
Executive Vice President, Special Assets Group 



MR. CHARLIE WANNAWASU
Executive Vice President, Japanese Division 





MRS. MALEERATNA PLUMCHITCHOM
Executive Vice President, Financial and Institutional Division



MRS. CHANTIMA CHATURAPHAT
Executive Vice President, Retail Marketing Division
(President & CEO, SCB Business Services Company Limited)



MR. NA BHENGBHASANG KRISHNAMRA
Executive Vice President, Channel Management Division



MRS. PASPUN SUWANCHINDA
Executive Vice President, SME Division



MR. SOMCHAI SANYALAKSIRI
Executive Vice President, Business Products Division



MR. PANYA CHANYARUNGROJN
Executive Vice President, Treasury
(Appointed on January 15, 2003)

2

Siam Commercial Bank

Your Bank of Choice






EXPLANATION AND ANALYSIS OF FINANCIAL POSITIONS AND OPERATING RESULTS

Economic Conditions in 2002

- The Thai economy grew at around 5.0% in 2002, which is higher than 2001's GDP growth rate of 1.9%. Economic growth in 2002 was driven mainly by the increase in private-sector consumption, higher investment in real estate and improved exports that were particularly strong in the second half of the year. Other driving forces included higher prices for agricultural products in the second half of the year following improved world commodity prices, the 7.3% rise in the number of tourists visiting Thailand and active policy-related credit extension by state-owned financial institutions.

- On the supply side, the industrial manufacturing production index increased by 8.4% in 2002. However, this growth was concentrated in only a few industrial sectors such as electronics, steel, automobile, beverages and construction. Production in these sectors expanded in line with higher domestic private-sector consumption and increased exports. Nevertheless, certain industrial sectors, such as textiles, gems and jewelry, experienced either zero growth or an actual contraction in production in 2002.

- Although production growth in certain sectors, such as electronics, food and steel, led to an increase in capacity utilization to the pre-crisis level, investment in new productive capacity remained limited. Imports of capital goods began to recover only in the second half of the year, while new investment by firms receiving investment-promotion privileges contracted in 2002 for the second consecutive year.

- The low rate of investment led to the modest demand for new loans during 2002, while deposits at financial institutions continued to expand steadily despite the issuance of Baht 300,000 million government saving bonds. As a consequence, a high level of excess liquidity continued to prevail in the financial system pressuring financial institutions to lower both their deposit and lending rates throughout 2002.

- In terms of external stability, the Thai economy has become more robust. The current account surplus and balance of payments surplus increased to US$ 7,631 million and US$ 4,234 million, respectively. Meanwhile, Thailand's international reserves increased from US$ 33,048 million as of end-2001 to US$ 38,924 million as of end-2002, while its foreign debt decreased from US$ 67,511 million to US$ 59,252 million during the same period.

Economic Outlook for 2003

- The Thai economy is expected to continue its recovery in 2003 with an anticipated GDP growth rate in the range of 4.0-4.5%. Growth is expected to be driven by private-sector consumption, investment in real estate, as well as exports. Capital investment to expand productive capacity will likely increase from 2002's level. In addition, the Government is expected to continue its economic stimulus programs despite the declining budget deficit.

- The Thai economy will be facing several risk factors and uncertainties during 2003, including: (1) the impact of the outbreak of war in the Middle East on oil prices, exports to Middle East region and Europe, and tourist arrivals (2) higher oil prices due to internal problems in some large oil exporting countries; and (3) increasing uncertainties about the economic recovery of the main industrial countries, especially the United States, Japan and in Europe.

- For the Thai financial system, excess liquidity is likely to remain high. As a result, interest rates will remain low or could well be further reduced.

Overview of Operating Results for 2002

- As indicated in the Bank's non-consolidated financial statements, in 2002 the Bank registered a net loss of Baht 12,488 million with interest and dividend income together amounting to Baht 17,483 million, while non-interest income totaled Baht 8,967 million. Non-interest expenses came to Baht 14,112 million, while the allowance for doubtful accounts and losses from debt restructuring together amounted to Baht 24,825 million. When considering the Bank's pre-allowance operating results, its operating profits in 2002 improved to Baht 12,338 million, which is Baht 2,726 million higher than in 2001.

- The main reason for reporting a net loss of Baht 12,488 million in 2002 compared to the net profit of Baht 405 million in the previous year was the decision to increase allowances for doubtful accounts by Baht 15,618 million when compared to the amount set aside last year. Such allowances will be used to fully protect the bank against a further deterioration in the quality of its assets, especially its problem classified loans. As for the Bank's pre-allowance operating results, earnings from the Bank's core businesses increased in 2002 with net interest income, fee income, foreign exchange gains and other earning together amounting to Baht 25,130 million. This figure represents an increase of Baht 2,819 million, or 12.6% when compared to 2001. Furthermore, non-interest expenses increased from Baht 13,079 million in 2001 to Baht 14,112 million in 2002, for a rise of Baht 1,033 million, or 7.9% over the level seen in 2001. As a result, the Bank's pre-allowance profits amounted to Baht 12,338 million in 2002, which represents an increase of Baht 2,726 million, or 28.4%, when compared to 2001.

Total Income for 2002

- Structure of the Bank's Total Non-consolidated Income as at December 31

	2002		2001		2000	
	Million Baht	Share	Million Baht	Share	Million Baht	Share
Net interest and dividend income	17,483	66.1%	16,078	70.8%	14,992	62.4%
Fee income	5,693	21.5%	5,144	22.7%	5,014	20.9%
Gain on exchanges	1,923	7.3%	1,000	4.4%	527	2.2%
Other income, gains on trading in securities, and the reversal of allowances for diminution in securities	752	2.8%	(196)	(0.8%)	1,386	5.8%
Share of profit (loss) from affiliated / joint companies	598	2.3%	664	2.9%	2,101	8.7%
Total income	**26,449**	**100.0%**	**22,690**	**100.0%**	**24,020**	**100.0%**

In 2002, the Bank recorded gross income of Baht 26,449 million, up from Baht 22,690 million in 2001. Net interest and dividend income made up 66.1%, while non-interest income made up 33.9% of the Bank's income in 2002.

Interest and Dividend Income Net of Interest Expenses

- In 2002, the Bank recorded net interest and dividend income of Baht 17,483 million, representing an increase of Baht 1,405 million, or 8.7%, from the previous year. The Bank achieved gross interest and dividend income (before deducting interest expenses) of Baht 30,051 million, a decline of Baht 2,824 million, or 8.6% when compared to 2001. This outcome was the result of the reduction in interest rates in the money market that experienced a high level of excess liquidity, the lending-rate competition among financial institutions, and the reduction of net loans. Interest expenses declined by Baht 4,228 million, or 25.2% when compared to 2001 owing to the reduction in domestic deposit interest rates and the withdrawal of deposits to purchase the government savings bonds issued during September-October 2002. In addition, the increase in the ratio of lower-cost saving deposits compared to other types of deposits contributed to lower interest expenses on deposits when compared to 2001. Such a reduction in interest expenses was made possible by the reduction in deposit interest payments amounting to Baht 3,758 million, a reduction in interest expenses for inter-bank and money market instruments amounting to Baht 397 million, and a decline in interest expenses for long-term borrowings of Baht 74 million. The latter factor was mainly attributable to debt repayments by the Bank coupled with the impact of lower interest rates.

Non-interest Income

- In 2002, the Bank reported non-interest income of Baht 8,966 million, an increase of Baht 2,354 million compared to last year. Gains from investment increased to Baht 720 million compared to a loss of Baht 285 million in 2001 in which allowances for the diminution in securities were set aside. Foreign exchange gains also increased by Baht 923 million from 2001 to Baht 1,923 million owing to higher exchange-rate volatility and a higher volume of business transactions. Moreover, the Bank recorded higher fee and service income of Baht 549 million, mainly due to growth of its credit card business, loan management and selling investment instruments.

Non-interest Expenses

- In 2002, the Bank's non-interest expenses increased by Baht 1,033 million, or 7.9% from 2001, due to the increase in provisions from Baht 800 million to Baht 900 million for the diminution in value of some assets. Fee and service expenses increased by Baht 163 million, while staff expenses also increased by Baht 62 million. However, the Bank's operating costs-to-income ratio improved from 58.2% in 2001 to 52.6% in 2002.

Allowance for Doubtful Accounts

- The Bank set aside allowances of Baht 24,825 million for doubtful accounts in 2002. Such allowances for doubtful accounts increased by Baht 16,646 million in the last quarter of 2002, following the Bank's realization that there were uncertainties related to the economic recovery over the past 3-4 years. These uncertainties could lead to asset quality problems through the erosion in collateral values and the failure of debtors to meet their debt restructuring obligations. In this context, the Bank's management had worked to improve its procedures and methods for setting aside allowances for doubtful accounts. The process was completed in the 4th quarter of 2002 and included: (1) compiling more relevant data in detail; (2) enhanced examination of debtors' payment capability based on their payment history; (3) carrying out a detailed credit review of each debtor; and (4) conducting a statistical analysis on credit migration to estimate the diminution of the value of debtors assets and calculate allowances for doubtful accounts. With all of these measures in place, the Bank is now ready to move forward effectively with its business operations.

- As of December 31, 2002, the Bank recorded an accumulated amount for the allowances for doubtful accounts and for revaluation adjustments from debt restructuring totalling Baht 79,807 million, an increase of Baht 56,272 million when compared to 2001. Such an increase resulted from additional allowances for doubtful accounts in 2002, as well as the reversal of allowances for doubtful accounts that were written off the balance sheet in line with the Bank of Thailand's Notification on worthless and irrecoverable assets and doubtful assets dated February 18, 2002. As a result, the ratio of the Bank's allowances for doubtful account to problem classified loans increased to 66.5%, which is one of the highest ratios among Thai commercial banks.

Net Profit

- In 2002, the Bank's net loss amounted to Baht 12,488 million compared with net profit of Baht 405 million in 2001. The Baht 12,892 million reduction in the Bank's profit resulted from the Bank's decision to set aside allowances for doubtful accounts amounting to Baht 24,825 million, as mentioned earlier. Looking at the pre-allowance operating results of the Bank, net profit before allowances for doubtful accounts and provisions for the diminution in the value of assets amounted to Baht 12,338 million. This figure represents an increase of Baht 2,726 million, which is 28.4% higher than 2001 due to effective liquidity management, an increase in income from debt restructuring, and improvement in the Bank's loan-to-deposit ratio. All of these factors contributed to an increase in the Bank's net interest and dividend income, while the non-interest income also increased from 2001 level.

- In 2002, return on equity prior to allowances for doubtful accounts was 21.6%, compared to 15.7% in 2001, while the return on assets prior to allowances for doubtful accounts was 1.8%, compared to 1.4% in 2001. The Bank's basic earnings per share for the year, calculated by dividing its annual net profit by the weighted average of ordinary shares already issued during the year, amounted to Baht -12.89 per share.

Financial Position

Assets

- At end 2002, the Bank had total assets of Baht 667,222 million, a decline of Baht 44,676 million, or 6.3% from 2001. Interest-earning inter-bank & foreign money market instruments and securities bought with resale agreements amounted to Baht 38,855 million and Baht 13,450, respectively. These figures represent a decline of Baht 24,682 milion and Baht 15,030 million, respectively, when measured against 2001's performance. The declines reflected reduced liquidity resulting from depositors withdrawing deposits to invest in the government savings bonds issued during the year. Meanwhile, the Bank's net investment in securities amounted to Baht 146,621 million, a rise of Baht 21,814 million from 2001, mainly because the Bank invested its excess liquidity in securities.

- Moreover, the Bank's total assets decreased in 2002 due to additional allowances for doubtful accounts during the year amounting to Baht 24,825 million. As a result, net loans and interest accrued amounted to Baht 407,793 million, a decline of Baht 27,189 million compared to 2001. Loans prior to allowances for doubtful accounts in 2002 totaled Baht 485,111 million, an increase of Baht 28,843 million from 2001. This outcome was the result of the reversal of loans and allowances for doubtful accounts amounting to Baht 35,112 million that had been written off back into the balance sheet in order to comply with the Bank of Thailand's Notification dated February 18, 2002 on worthless or irrecoverable assets and doubtful assets. At the same time, the Bank transferred loans to the Thai Asset Management Corporation (TAMC) amounting to Baht 4,518 million (prior to the deduction of allowance for doubtful accounts of Baht 957 million). If the effects of these two items are excluded, the Bank's loans outstanding would have decreased by Baht 1,751 million, or 0.4% from 2001.

Liabilities

- At end 2002, the Bank had total liabilities of Baht 615,104 million, a decline of Baht 34,853 million when compared to 2001. This decrease occurred mainly due to depositors' withdrawals of deposits to invest in the government savings bonds. At end 2002, the Bank's total deposits stood at Baht 568,602 million, a decrease of Baht 32,388 million, or 5.4% from the end of 2001. The Bank's main liabilities consisted of deposits (92.4%), borrowings (4.1%), and inter-bank and money market instruments (1.5%).

Shareholders' Equity, Capital, and Capital Fund

- At end 2002, the Bank's shareholders' equity amounted to Baht 52,118 million, a decline of Baht 9,823 million from 2001 due to the net loss in 2002 of Baht 12,488 million. The revaluation surplus associated with the Bank's investments increased by Baht 2,898 million. At the end of 2002 the Bank had paid-up capital of Baht 31,319 million, with total paid-up shares of 3,131 million shares made up of 2,105 million preferred shares and 1,026 million ordinary shares.

- As of December 31, 2002, the Bank's capital funds amounted to Baht 62,062 million, representing a decline of Baht 15,861 million from 2001. The ratio of capital funds to risk assets stood at 14.0%, exceeding the Bank of Thailand's requirement of 8.5%. The Bank's Tier-1 capital stood at 8.1%, while its Tier-2 capital stood at 5.9%.

Quality of Assets

- The Bank of Thailand has redefined its definition of non-performing loan (NPL). The previous definition of NPL covered only accounts that had not been serviced for 3-months, while the new definition has been broadened to cover loans classified as substandard and below. According to this new definition, the Bank's NPLs at end-2002, amounted to Baht 118,257 million, or 24.2% of total loans outstanding. In December 2001, the Bank's NPLs amounted to Baht 84,928 million, or 18.5% of total loans outstanding under the old definition or Baht 141,506 million of total loans outstanding under the new definition. Total problem classified loans (PCL) outstanding at end-2002 amounted to Baht 120,088 million, or 24.4% of total loans outstanding, an increase by Baht 11,409 million from 2001 (at December 31, 2001: Baht 108,679 million or 23.5%). If written-off PLCs at end-2001 amounting to Baht 35,112 million and their allowances were to be added back on to the Bank's balance sheet to comply with the Bank of Thailand's Notification dated February 18, 2002 mentioned earlier, the Bank's remaining PLCs would have totaled Baht 143,791 million, or 28.9% of total loans outstanding. To this end, PLCs would have decreased by Baht 23,703 million or 4.5% from 2001.

- The reduction in the Bank's PCLs can be attributed to the successful restructuring of debts amounting to Baht 26,912 million in 2002 as planned, as well as the transfer of PCLs to the TAMC amounting to Baht 4,518 million (prior to the deduction of allowances for doubtful accounts of Baht 957 million). However, as the Thai economy has gradually recovered, some restructured loans had slipped back into NPL status. The Bank is fully aware of this problem and has tried to prevent and monitor such cases in order to resolve NPLs on a permanent basis. At the same time, the Bank has booked allowances for doubtful accounts that are Baht 25,679 million higher than the Bank of Thailand's requirement in order to be fully prepared for possible deterioration in asset quality.

Investment in Securities

- At end-2002, the Bank's net investment in securities amounted to Baht 146,621 million, an increase of Baht 21,814 million, or 17.5% above the level seen at end-2001. Most of this increase reflected an increase in short-term investments of Baht 21,327 million, which consisted of increase in the held-to-maturity foreign equities of Baht 14,508 million; and an increase in government and state enterprise securities available for sale of Baht 8,237 million. In addition, the Bank's net investment in subsidiaries and joint venture companies increased by Baht 462 million.

Liquidity

- As of December 31, 2002, the Bank had Baht 7,524 million in cash on its balance sheet, for a net decrease of Baht 230 million when compared to end-2001. Cash received from business operations amounted to Baht 15,114 million, while cash used in investment activities amounted to Baht 15,328 million. Major items included operating profits of 10,758 million and net cash received from the reduction in inter-bank and money market items, especially assets and securities bought with resale agreement and deposits of Baht 6,756 million. The cash received was invested in held-to-maturity debentures, which registered a net increase of Baht 14,145 million.

Sources and Uses of Funds

- The Bank's major source of funds was deposits, which represented 85.2% of the Bank's liabilities and shareholders' equity. The Bank's total deposits consisted mainly of fixed deposits with a maturity of up to 6 months (equal to 40.8% of total deposits), and saving deposits (36.5%). Borrowings and inter-bank and money market items made up 3.8% and 1.4% of total liabilities and shareholders' equity respectively. The Bank's sources of funds denominated in foreign currencies declined to only 3.5% of the Bank's overall sources of funds as of end-2002 owing to repayments of maturing foreign-currency deposits.

- The Bank's uses of funds consisted of net loans and net interest receivables (61.1%); net investments in securities (22.0%); inter-bank and money market items (7.5%); and securities bought with resale agreements (2.0%). In 2002, the Bank lowered the share of inter-bank and money market items and securities bought with resale agreements to be in line with the decline in deposits from the 2001-level. In addition, the Bank obtained additional liquidity from its pre-allowance profit. The Bank used this excess liquidity to increase its investments.

- When comparing its loans and deposits by their remaining contractual maturity, at the end of 2002 the Bank had Baht 225,874 million in loans with maturity less than one-year, and Baht 259,237 million in loans with maturity longer than one year. For deposits, the Bank had Baht 528,206 million in deposits that will mature in less than one year, and Baht 40,396 million in deposits with maturity longer than one year. The Bank is fully aware of this maturity-mismatching situation. Consequently, the Bank is pursuing a policy to obtain funds from sources that best match its use of funds in terms of interest rates, currency denomination, and maturity periods with a view to reducing the gaps where appropriate.

Investment Policy and Management of Subsidiaries and Joint Venture Companies

- The Bank's investment policy is to focus on long-term investments in businesses with high growth potential or high dividend yields, and to reduce investments in businesses where the Bank has an equity stake arising from carrying out debt restructuring. The Bank also aims to reduce its holdings in companies that are not involved in the financial services sector and/or do not support its operations.

- Regarding its subsidiary and joint venture companies, the Bank follows a policy that each company must show promising potential in terms of effective cost management and being able to pay dividends to the Bank at an appropriate rate of return.

FIVE YEAR COMPARATIVE FINANCIAL SUMMARY

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT DECEMBER 31,

Unit : Million Baht

	2002	2001 (Restated)	2000	1999	1998
ASSETS					
CASH	7,524	7,753	8,982	10,630	7,474
INTERBANK AND MONEY MARKET ITEMS	49,755	74,010	57,305	48,557	44,359
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	13,450	28,480	18,480	3,095	35,510
NET INVESTMENT IN SECURITIES	146,621	124,807	122,171	104,655	50,519
LOANS	485,111	456,267	485,851	488,498	544,269
LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS	(79,807)	(23,535)	(22,808)	(18,713)	(31,423)
NET LOANS	405,304	432,732	463,043	469,786	512,846
ACCURED INTEREST RECEIVABLES	2,489	2,250	2,855	3,970	15,421
PROPERTIES FORECLOSED	12,282	11,405	9,679	10,848	3,739
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	557	476	918	2,832	3,367
PREMISES AND EQUIPMENT, NET	19,321	19,784	20,737	17,363	18,326
OTHER ASSETS	9,919	10,202	8,027	11,732	11,283
TOTAL ASSETS	**667,222**	**711,899**	**712,198**	**683,465**	**702,844**
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	568,602	600,990	593,107	562,642	591,150
INTERBANK AND MONEY MARKET ITEMS	9,098	11,395	17,608	24,126	36,931
LIABILITIES PAYABLE ON DEMAND	3,002	3,584	1,981	4,471	2,720
BORROWINGS	25,442	25,522	25,602	22,103	16,906
BANK'S LIABILITY UNDER ACCEPTANCES	557	476	918	2,832	3,367
OTHER LIABILITIES	8,403	7,991	12,806	13,211	16,845
TOTAL LIABILITIES	**615,104**	**649,958**	**652,023**	**629,384**	**667,919**
SHAREHOLDERS' EQUITY					
ISSUED AND PAID-UP SHARE CAPITAL	31,319	31,312	31,305	31,210	5,888
PREMIUM ON SHARE CAPITAL AND RESERVE	87,813	87,922	88,168	82,634	43,104
RETAINED EARNINGS UNAPPROPRIATED	(74,550)	(62,063)	(62,467)	(66,069)	(13,013)
UNREALIZED GAIN (LOSS) FROM SECURITIES VALUATION	7,554	4,656	2,862	6,192	(1,054)
CURRENCY TRANSLATION ADJUSTMENT	(17)	115	307	115	-
TOTAL SHAREHOLDERS' EQUITY	**52,118**	**61,941**	**60,175**	**54,081**	**34,925**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**667,222**	**711,899**	**712,198**	**683,465**	**702,844**
TOTAL CAPITAL FUNDS	62,062	77,923	78,377	74,172	52,656
OFF-BALANCE SHEET ITEMS-CONTINGENCIES					
AVALS TO BILL AND GUARANTEES OF LOANS	3,195	4,821	11,911	14,249	21,783
LIABILITY UNDER UNMATURED IMPORT BILLS	3,658	3,259	4,374	6,820	6,829
LETTERS OF CREDIT	6,358	8,730	9,533	7,372	5,977
OTHER CONTINGENCIES	383,239	321,064	377,870	283,153	292,011

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31,

Unit : Million Baht

	2002	2001 (Restated)	2000	1999	1998
INTEREST AND DIVIDEND INCOME	30,051	32,875	36,157	41,021	72,173
INTEREST EXPENSES	12,568	16,797	21,165	30,424	59,453
NET INTEREST AND DIVIDEND INCOME	**17,483**	**16,078**	**14,992**	**10,597**	**12,720**
BAD DEBT AND DOUBTFUL ACCOUNTS	24,825	9,207	6,256	40,231	14,433
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS	**(7,343)**	**6,871**	**8,736**	**(29,634)**	**(1,713)**
NON-INTEREST INCOME					
GAIN ON EXCHANGES	1,923	1,000	527	1,470	4,926
FEES, SERVICE INCOME AND OTHER INCOME	6,445	4,949	6,400	8,146	5,056
INCOME FROM EQUITY INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	599	664	2,101	(1,115)	n.a.
TOTAL NON-INTEREST INCOME	**8,967**	**6,613**	**9,028**	**8,500**	**9,982**
NON-INTEREST EXPENSES					
PERSONNEL EXPENSES AND DIRECTORS' REMUNERATION	4,133	4,064	3,903	4,801	4,185
TAXES AND DUTIES	1,221	1,163	1,277	1,476	2,339
UNREALIZED LOSS ON INVESTMENT	-	-	-	-	9,335
LOSS FROM DIMINUTION IN VALUE OF ASSETS	900	100	1,302	-	-
OTHER EXPENSES	7,857	7,752	7,722	8,140	7,965
TOTAL NON-INTEREST EXPENSES	**14,111**	**13,079**	**14,204**	**14,417**	**23,824**
INCOME (LOSS) BEFORE INCOME TAX	**(12,487)**	**405**	**3,560**	**(35,550)**	**(15,555)**
INCOME TAX	-	-	-	-	-
NET PROFIT (LOSS)	**(12,487)**	**405**	**3,560**	**(35,550)**	**(15,555)**
DIVIDENDS PER SHARE (BAHT)	-	-	-	-	-

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

FINANCIAL RATIO

		2002	2001	2000	1999	1998
PROFITABILITY RATIO						
Profit Margin		62.75%	53.04%	49.36%	34.80%	24.40%
Net Profit Margin		(32.01%)	1.02%	7.88%	(71.79%)	(18.93%)
Return on Equity		(21.90%)	0.66%	6.23%	(79.88%)	(40.59%)
Interest Income		4.79%	5.22%	5.79%	6.54%	11.74%
Interest Expense		2.02%	2.63%	3.39%	4.84%	9.21%
Net Interest Margin		2.77%	2.59%	2.40%	1.70%	2.53%
Return on Investment		3.50%	3.38%	5.52%	8.81%	3.97%
EFFICIENCY RATIO						
Net Interest Income to Total Assets		2.54%	2.26%	2.15%	1.53%	1.79%
Return on Assets		(1.81%)	0.06%	0.51%	(5.13%)	(2.19%)
Asset Turnover	(Times)	0.06	0.06	0.06	0.07	0.12
FINANCIAL POLICY RATIO						
Liabilities to Equity	(Times)	11.80	10.49	10.84	11.64	19.12
Loans to Borrowings		81.25%	72.41%	78.28%	82.91%	89.11%
Loans to Deposits		85.32%	75.92%	81.92%	86.82%	92.07%
Deposits to Liabilities		92.44%	92.47%	90.96%	89.40%	88.51%
Dividend Payout Ratio		-	-	-	-	-
ASSET QUALITY RATIO						
Allowanace for Doubtful Accounts to Loans and Accrued Interest Receivables		16.37%	5.13%	4.67%	3.80%	5.61%
Doubtful Loss to Loans and Accrued Interest Receivables		0.80%	2.09%	1.52%	10.78%	0.14%
Non Performing Loans to Loans*		24.20%	28.60%	19.31%	22.95%	34.33%
Accrued Interest Receivables to Loans and Accrued Interest Receivables		0.51%	0.49%	0.58%	0.81%	2.76%

Remark : *For year 2001 and 2002, according to the Criteria Specified in the Notification of the Bank of Thailand (16 Jan 03), Non-Performing Loans are Loans classified as Substandard, Doubtful, Doubtful Loss, and Loss.

3 To be the Bank of Choice for Customers, Shareholders, and Employees





KEY DEVELOPMENTS OF THE BANK

Organizational Development

- Throughout 2002 the Bank made every effort to improve its organization and working procedures under the comprehensive **Change Program** that aims to make Siam Commercial Bank (SCB) the "bank of choice" for customers, shareholders and employees. A variety of new systems and work procedures have been implemented since mid-November 2002. The first phase of this program focused on the reform of organization and work procedures with an emphasis on providing more efficient services to Corporate and SME customers. Specific programs and objectives launched included the **Corporate & SME Business Model** that featured the establishment of new business units to provide customer-focused services to corporate and SME customers. For example, all of the Bank's SME customers are now being served via Business Relationship Centers, or BRCs. To date, a total of 40 BRCs have been newly established. Another important initiative is the **Credit Process Redesign** that has helped the Bank to realize its goal of having independent risk management units together with complete sets of credit policies and procedures. Furthermore, the **Credit Workout Enhancement** initiative is now underway with the aim of accelerating procedures for solving non-performing loans by centralizing the units that are assigned to this task. So far the Bank has established a total of 43 Special Assets Centers, or SACs, for this purpose. Moreover, in harmony with the above changes, the Bank has also reorganized its Functional and Shared Services Groups to facilitate the efficient operations of the business units. For instance, the Human Resources Group has been restructured to be able to offer one-stop services to all other units. The structure and role of the Information Technology Group have also been adjusted to better support the Bank's needs.



- In 2003, the Bank's **Change Program** will focus on making improvements in the organizational structure and working procedures of the Retail Banking Group, including the working procedures at the branch level. Furthermore, the Bank will improve activities of the other departments within the Functional and Shared Services Groups such as finance, treasury operations and other operations.

- At the branch level, the Bank has begun the process of redesigning and restructuring its operations with the twin goals of bringing its operations up to international standards, while at the same time reinforcing the Bank's image as Thailand's first commercial bank. This program, which aims to enhance the specific identity of the Bank's branches, will begin by changing the Bank's logo at the branch level, as well as redesigning the interior layout of branches in order to provide a spacious service area for customers and a more comfortable atmosphere. In addition, new branches will be located in high traffic business centers for convenient access by customers. The Bank is also in the process of reviewing and improving work procedures of all branches, especially with respect to procedures designed to handle large volumes of business transactions. The Bank believes that making improvements in the design of its branches in tandem with enhancing the work procedures will not only improve their service quality, but also greatly reduce the waiting time for customers at the service counters; in the long run these improvements will also lower the Bank's operating costs. At present, four branches in the Bangkok area have been chosen as pilot branches for participation in this program. The Bank expects to gradually apply the new design for its branches throughout its nationwide network beginning from mid-2003 onwards.

Development of the Branch System and Service Channels

- In order to support the needs of its customers, from March 2002 the Bank has extended the operating hours of its branches in the Bangkok area to be 8:30 a.m. to 3.30 p.m. The Bank implemented the Retail Bank Front System (RB Front System) at all branches across the country. This system has increased the efficiency of the Bank's branch operations by integrating 12 existing systems together resulting in improved workflow for the benefits of both customers and the branch back-office operations. The RB Front System provides almost every service-including deposits, loans, currency exchange, domestic transfers, cheque handling, issuing cashiers' cheques, etc.-to customers from one point of contact.


EXCHANGE

- With regard to its branch network, the Bank currently has a total of 483 domestic branches consisting of 382 full branches and 101 sub-branches. In addition, the Bank operates 3 foreign branches in Hong Kong, Singapore and Vientiane. The Bank also has an affiliate bank in Cambodia (the Cambodian Commercial Bank Company Limited) and a joint-venture bank in Vietnam (VinaSiam Bank Company Limited). In addition to these service channels, the Bank has 24 SCB Easy Bank centers, 97 foreign currency exchange booths and foreign trade centers, and 1,087 ATMs nationwide.

Improvement of Services and Development of New Services

- Throughout the past year, the Bank has worked to further improve the quality of its services in order to meet the needs of various customers, including retail customers, institutional clients and business customers to the fullest extent possible. The Bank also expanded its service network to be able to cover all of its target customers. Its achievements in 2002 can be summarized as follows:

* *Housing loans.* The Bank maintained its market leadership in housing loans and successfully increased its share of the commercial banks' mortgage market to 27%, despite intensified competition among commercial banks in this segment.

* *Debt Instruments.* The Bank maintained its leadership position in the debenture market. According to the ranking published by the Thai Bond Dealing Centre, in 2002, the Bank was ranked No. 1 in bond trading with a market share of 12.6% and was ranked No. 2 in debenture underwriting with a market share of 13%. During the past year the Bank served as an underwriter for debentures issued by a number of well-known companies, including Siam Cement Public Company Limited, TelecomAsia Public Company Limited, Total Access Communications Public Company Limited, and Advance Info Services Public Company Limited.

* *Foreign Currency Exchange Transactions.* During 2002 the Bank continued to be the leader in the foreign currency exchange market by holding on to its No. 1 ranking in foreign currency exchange volume, a position it has held since 2001. The Bank also continued to have the country's largest network of foreign currency exchange centers.

* *Electronic Banking.* Internet Banking in the Business Banking category served more than 8,000 business customers. Its business value amounted to Baht 25,000 million per month during 2002, bringing the annual figure to more than



Baht 300,000 million, the highest volume in the banking sector. For retail customers, the value of Internet Banking during 2002 came to Baht 600 million per month with nearly 80,000 customers. New services launched in 2002 included SCB Easy Net@PDA, electronic banking via Personal Digital Assistants (PDAs), making the Bank the first to offer this kind of service. In addition, the SCB Easy mBanking service was enhanced to accommodate money transfer to accounts of others without prior registration. Furthermore, the development of the SCB Payment Gateway during the year allows members to check settlement results immediately via Real Time Processing. Customers can also apply for an on-line credit line approval for their Visa, MasterCard, JCB credit cards, or other credit cards issued by Siam Commercial Bank, as well as deduct money from their bank account 24-hours a day, including on public holidays. In addition, the Bank has upgraded its security systems to protect data transmission for the benefit of its customers.

Development of the Bank's Personnel

□ The Bank recognizes the importance of developing the skills of its personnel by providing a full range of educational and on-the-job training programs. The Bank also encourages its staff to appreciate the importance of self-development to be ready for the dynamic changes taking place in today's banking and financial services industry.

- As of end of 2002, the Bank had 10,710 employees working at its Head Office and branches located throughout the country. In a move to boost the effectiveness of its human resource management, during the past year the Bank modified its corporate title and job title systems to bring them in line with international practice, as well as to provide for greater flexibility by separating the corporate title and job title from each other. This change has allowed the Bank to effectively match the right people with the right job. For 2003, the Bank will introduce Key Performance Indicators (KPIs) for personnel evaluation, as well as to reward staff in a fair and consistent manner. Training and development of employees at all levels are being conducted by the Bank on a continuous basis and the training courses being offered are linked to each employee's job title so that the employees can offer better quality of service to customers.

Social Activities and Awards Received

- The Bank realizes its obligations and responsibilities towards its customers and the community by carefully adhering to good corporate governance principles in management and by creating benefits for the society and the nation as the whole. During 2002 the Bank continued to contribute and support various activities both in the central areas and up-countries, as well as promoted the development of Thai people's knowledge and skills by giving its support to major projects throughout the country.

- Over the past year, the Bank played an active role in the development of the country via the following activities:

  * Organizing series of seminars on the economic outlook and the accounting system for SMEs both in Bangkok and in regional locations around the country to give customers the knowledge and understanding necessary for their effective business planning.







  * On the occasion of Thailand playing host to the 20th World Scout Jamboree, the Bank was chosen to be its official bank for the provision of banking services to scouts from over 150 countries.

  * Awarding Scholarships to students from various parts of the country, a program that the Bank has been supporting for the past 25 years.

* Organizing the "Save the Flood Victims" campaign to provide support to flood victims nationwide in the form of construction materials, necessary equipment and consumer products.

* Campaigning for blood donations in cooperation with the National Blood Center and the Thai Red Cross. The Bank has participated in this kind of project every year on a continuous basis, and in 2002 received the First Class Honorably Award from the Thai Red Cross for its active support.

* Co-sponsoring a project titled "Pha Pa to Create Works for the Blind in the Rural Areas" to celebrate the 70th anniversary of the Queen. This project was aimed at setting up training fund for the blind. The Bank also joined with the Foundation for Rural Development Coordination Center in organizing an event to celebrate "the 70th Anniversary of the Queen".

□ From 2002 to present, the Bank received various awards, including the following:

* "The Best Bank in Thailand" award from "The Asset Asian Awards 2003 Triple A" program organized by "The Asset" magazine, one of Asia's leading finance magazines. This is the third consecutive year that the Bank has received this award.

* The "Best Domestic Commercial Bank in Thailand" award from Asia Money Magazine.


Awards


RWTUV
พิธีมอบใบรับรองระบบคุณภาพมาตรฐาน ISO 9001 : 2000
ณ ธนาคารไทยพาณิชย์ สำนักงานใหญ่
3 กันยายน 2545

* An ISO 9001:2000 certificate for Quality Management in the areas of International Trade Services and Housing Loans from the Rheinisch-Westfalischer TUV e.V. Institute (RWTUV) in Germany.

* The "Gold Award for Best MasterCard Electronic Card" service in the Asia-Pacific region in 2002 for the Bank's SCB Easy Card.

* An Honorary Award and Emblem from the Consumer Rights Protection Program for the Bank's use of fair contracts in compliance with the "Consumer Rights Protection" guidelines issued by the Office of the Consumer Protection Board, Office of the Prime Minister.



BUSINESS PLAN FOR YEAR 2003

- Throughout 2002, the Bank redefined its strategies, reorganized, its organization and improved its work procedures under the Change Program as part of the overall goal of making SCB the "the Bank of Choice" for customers, shareholders and employees. 2003 will be a significant year for it will mark the beginning of operations covering many aspects of the Bank's new organizational structure and work procedures through which the Bank is committed to delivering positive outcomes. All the changes that have taken place and will take place will strengthen the Bank's competitive position, as well as help the Bank cope with the changing business environment more effectively.

- With the background of gradual economic recovery and the intense competition in the banking sector, during 2003 the Bank intends to place a greater emphasis on boosting fee income from its business and retail customers to offset prospects for limited growth in interest income. For its Corporate clients, the Bank aims to offer them a wider range of products and services beyond credit products. This wide range of products and services-such as issuance of and serving as a selling agent for debenture and equity, Business Cash Management (BCM), and Provident Fund Management-should also help strengthen the Bank's relationships with its Corporate clients while at the same time increasing the Bank's fee income over the long-term. In addition, the Bank intends to increase business cooperation with its affiliated companies in offering products and services, such as investment instruments and life-insurance products, to its customers in order to boost fee income.

- For SME clients, the Bank will strengthen its customer service teams to enhance its relationships with SMEs in each region via the newly established 40 Business Relationship Centers (BRCs) throughout the country. Other strategies being pursued by the Bank include upgrading its work procedures and employing risk-management techniques to help evaluate and approve loan applications more efficiently, while at the same time offering better quality services and reducing costs over the long term. In addition, the Bank is focusing much of its attention on strategies aimed at cross-selling, slowing down early repayment and ending refinancing by other banks, especially among quality clients that have high growth potential. The Bank will also target SME customers that have established relationships with its corporate customers including those that are part of the corporate customers' supply chains.

- As for Retail banking, the main policy objective of the Bank is to expand its market share. Apart from mortgage financing and credit cards, where the Bank has already achieved dominant positions with high rates of growth, the Bank will look for more cross-selling opportunities for non-credit products and services, such as other types of bank cards, money transfer services, investment instruments, etc. The Bank expects that these services will prove to be attractive sources of income during 2003 and the years ahead. The Bank will also continue to strengthen its e-banking services with the aim of changing customer behavior from the existing tendency to use counter services at branches to electronic channels that will eventually help reduce the Bank's operating costs.

- The Bank's branch network is a critical factor for leadership in Retail banking. Therefore, the Bank will continue to expand and improve its branch network with a view to enhancing its effectiveness and offering quality sales and services to customers. To this end, the Change Program covers a number of areas. Under the Retail Process Redesign Program, work procedures at the branch level have been streamlined to shorten service time and reduce operating costs. Branch locations and their business potentials have been reviewed under the Branch Network Realignment Program. Certain branches will be relocated to locations with more attractive market opportunities. The style and image of the Bank's branches will also be improved under the Physical Branch Redesign Program. All these programs are expected to yield results during 2003.

- Finally, on the quality of the Bank's assets, significant efforts will be made to address the remaining bad debt problems in order to realize the highest recovery rate possible, while at the same time bringing them down to a low level. These efforts will be carried out via the Bank's 43 Special Asset Centers (SACs) that have been newly set up throughout the country. The teams working in these SACs have been given better defined responsibilities and authority to manage and make decisions on debt resolution. They will also monitor borrowers more closely than before.



Siam Commercial Bank

Your Bank of Choice







RISK FACTORS AND RISK MANAGEMENT

- Commercial banks in Thailand currently face many risks in their business operations. These include the impact of swift changes in economic conditions and competitive pressures from rival banks, as well as changes in rules and regulations imposed by the authorities. Therefore, one of the Bank's main policies and strategies is to place high importance on Risk Management at all levels of its operations. Moreover, the Bank emphasizes and cultivates a culture of "risk awareness" when conducting any business in order to help increase the quality of the Bank's performance over the long term.

- In 2002, the Bank implemented a Credit Process Redesign program as part of its comprehensive Change Program. This new credit process, which has been in operation since mid-November 2002, is based on the Bank's Credit Policy Guide, underwriting standards, and Credit Manual. The Bank has reorganized its credit organization by separating the relationship managements units from the credit approval units to enhance transparency and accountability. Moreover, the credit approval process has been upgraded to reflect the different levels of risks and a "3-signature" rule for approving credit has been implemented. The underwriting standards are used to govern and set up strategies for business dealings with both existing and new customers by clearly identifying target groups of customers, strategies for each target group, the Bank's business targets with them, and the minimum credit-approval requirements. Finally, the Credit Manual specifies in detail the guidelines and procedures that make up the Bank's Credit Policy Guide.

- In addition to making the adjustments in the credit infrastructure mentioned above, the Bank has established additional units related to credit risk management. The roles of these units have been clearly specified and separated from those carried out by the business and credit operation units. These units include credit risk management units, a credit policy and process unit, a credit review unit, and a credit control unit. New units have also been set up in the Bank for market risk management and operational risk management.

Business Risks

- *Risk from economic conditions.* Throughout 2002, the Thai economy showed positive growth despite the slow pace of recovery for the world economy. However, the growth was limited to only a few sectors such as automobile, real estate and tourism-related businesses. In this context, the Bank's credit growth was concentrated in a few sectors. Those sectors that experienced a high rate of credit growth included housing loans and credit cards due to the low interest rate environment and the government's stimulus policies. The non-performing loans (NPLs) both from new and existing clients declined against the backdrop of the economic recovery and the success of the Bank's strategies to resolve its bad-debt problem. The Bank anticipates that the Thai economy during 2003 will continue to recover in a manner similar to what was seen in 2002. Therefore, the Bank's credit policy will continue to be focussed on boosting business volumes with customers in sectors that offer high potential and good prospects, while at the same time maintaining relationships with the Bank's prime customers that are leaders in their industry.

- *Risk from credit concentration.* As of December 31, 2002, the Bank's credit outstanding to its 10 largest debtors totaled Baht 71,015 million. This figure accounted for 14.6% of the Bank's total loans outstanding. In extending credit, the Bank has a policy of diversifying its credit risk profile by keeping credit extended to each industry within an internally set limit. During the latter half of 2002 the extension of real estate loans and consumer loans began to decline, except for credit card loans and credit extended to the public utility sector where credit growth tends to rise along with improved economic conditions. However, the extension of credit to these sectors is still within the limits set by the Bank. At the same time, during 2002 the Bank placed an emphasis on the expansion of its Retail Banking operations by promoting both its credit and non-credit products, as well as looking for opportunities to cross-sell its products in order to boost fee income and diversify risks. The Bank will continue to expand its Retail Banking operations, as well as promote growth of its customer base in order to further diversity its risks.

- *Risk from loan migration.* The Bank carefully controls and examines the quality of its loan portfolio periodically through the credit review process and by using its statistical database of past loan migration to project asset quality in the future. In the last quarter of 2002, in addition to setting aside provisions for doubtful accounts according to the Bank of Thailand's requirements, the Bank also made improvements to its procedures and methods for dealing with allowances for doubtful accounts. As a result, the Bank decided to increase its provisions for doubtful accounts by Baht 15,398 million to shoulder effects from potential deterioration in loan quality. Looking ahead, the Bank has also established a policy to set aside general provisions of approximately Baht 200 million per month starting from January 2003 onwards. By doing so, the Bank will have general provisions equal to 2% of its outstanding loans excluding the problem classified loans, for which provisions were set aside in the fourth quarter of 2002. This policy is being carried out in accordance with the Bank's conservative principles and in preparation for uncertainties that may arise in the future.

- *Risk from aval and loan guarantees.* As at December 31, 2002, the Bank had obligations related to its loan guarantees and other guarantees, as well as the issuance of letters of credit and aval of customers' notes, in the amount of Baht 396,449 million. To prevent and reduce related risks from these contingent liabilities, the Bank carefully examines customers' financial strength and requires collateral by following procedures similar to those used in approving loans.

- *Risk from exposure to customers that fail to honor contractual agreements.* The Bank has set up new credit approval guidelines in accordance with its Credit Policy Guide and underwriting standards to prevent losses that might occur from customers' failure to honor their contractual agreements. The guidelines take into account two indicators: credit risk rating and default rate. The Bank has classified the risk rating level into 13 classes (01-13) and routinely compares the default rate of its customers with S&P's Default Rate. Another criterion that has been adopted by the Bank is the Loan-to-Value ratio that reflects potential loss should the debtor default (Loss Given Default). These indicators are used to analyze credit risks and estimate prospects of losses should customers fail to honor their contractual agreements.

- *Risk from depreciation in the value of collateral.* As most of the Bank's collateral is in the form of immovable assets, the Bank carries out periodic reassessment of the value of these assets in accordance with standard rules and regulations. Occasionally, this evaluation uncovers cases where the asset value has deteriorated. The Bank then reviews each customer's credit risks and credit line in line with the change in collateral value, as well as sets aside additional reserves in accordance with the Bank of Thailand's regulations.

Financial Risks

- *Liquidity risk.* Thai commercial banks still have a large amount of excess liquidity. In this context, the Bank continues to face the burden of managing excess liquidity. To achieve an appropriate return on its investments within acceptable risk levels, the Bank has invested its excess liquidity in government bonds, corporate debentures and other investment-grade financial instruments both in the domestic market and abroad. In addition, the Bank has carefully and consistently followed the guidelines for liquidity management as specified in its Liquidity Policy.

- *Market risk.* In 2002, the Bank has developed a plan and system to manage market risks. These efforts included the establishment of a market risk management unit within the Risk Management Group. A Market Risk Policy Guide (MPG) was also developed and implemented. The MPG contains rules and policies for the management of market risks, establishes authorization procedures, and defines roles and responsibilities of all business units within the Bank that are related to market risks.

- To manage and monitor market risks, the Bank has adopted the Value at Risk (VAR) method to help set up market risk limits and conduct back-testing. The Bank has also developed stress-testing scenarios to analyze impact and risk of interest rate movements on the value of the asset being examined. This information is then used to help modify the Bank's investment strategy with a view to achieving a better rate of return within the determined risk level. In addition, the Bank has developed a Corporate Data Warehouse to support its Transfer Pricing system, which assists in managing market risks originated from the business units.

  - *Interest rate risks.* Owing to increased competition, especially in mortgage lending, interest rate risk associated with fixed rate loans has increased to a certain level. To this end, the Bank has undertaken steps to reduce this risk and manage its interest rate gap by expanding sources of funds that have compatible maturity structure.

  - *Foreign exchange risk.* The Bank regularly monitors and controls its foreign exchange risk by reviewing its foreign exchange exposure limit in line with the changes taking place in the business environment.

- *Risk from capital adequacy.* As of end-2002, the Bank's capital amounted to Baht 62,062 million, consisting of Baht 36,122 million in Tier-1 capital and Baht 26,174 million in Tier-2 capital. The Bank's capital to risk assets ratio stood at 14.0%. Its Tier-1 and Tier-2 capital to risk asset ratio were 8.1% and 5.9%, respectively. These ratios were higher than the Bank of Thailand's requirements. The Bank continues to exercise caution and undertake steps to minimize this risk. Business projections and projections of future income and expenses have also been regularly analyzed to ensure capital adequacy. This review process is also carried out whenever there is a significant development in the economy, especially developments that could undermine asset quality.

Risk Related to Management and Operation

- *Operational risk and other categories of risk.* In managing operational risk and other categories of risk, the Bank has adopted the principles of Control Risk Self Assessment under which each unit of the Bank evaluates, controls, and directly manages its own operational risks, in addition to being audited by the Internal Audit department.

- *Risk for shareholders.* Following the economic crisis that hit Thailand in 1997, the Bank incurred heavy losses and has been unable to pay dividends to its shareholders. The Bank has also been constrained by official regulations prohibiting the Bank from paying dividends while having accumulated losses. However, from 1999 onwards the Bank's operational results have improved on a continuous basis. The Bank has also made every effort to address its problems and implement new business strategies with a view to improving its Return on Equity to a satisfactory level for its shareholders and resume dividend payments as soon as possible.

- *Risk from changes in related laws and regulations.* Changes in financial laws and policies by the Bank of Thailand and by other related authorities, including those concerned with supervision, control, and for easing or expanding scope of operations for commercial banks/other business, may affect the Bank's business operations. The Bank makes it a practice to carefully monitor such risks, and to be prepared for compliance with any changes in related laws and regulations that could impact its operations.

Other Factors Which May Affect Investment Decisions

- The Bank at present has no legal claims or conflicts brought on by other entities except some lawsuits arising from the Bank's normal course of business. There are no pending lawsuits or any litigation involving principle (excluding interest and expenses) exceeding 5% of the total Shareholders' Equity as stated in the latest year-end balance sheet

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheets of The Siam Commercial Bank Public Company Limited as at December 31, 2002 and 2001, and the related consolidated and Bank's statements of income, changes in shareholders' equity, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Bank's financial statements present fairly, in all material respects, the financial position of The Siam Commercial Bank Public Company Limited and its subsidiaries, and of The Siam Commercial Bank Public Company Limited, as at December 31, 2002 and 2001, and the results of operations and the cash flows for the years then ended in conformity with generally accepted accounting principles.

Without qualifying our opinion, as discussed in Note 1 of the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties, such conditions have affected and may continue to adversely affect bank operations in Thailand including the Bank and its subsidiaries.



Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
February 24, 2003

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
ASSETS				
CASH	7,688,350,614	7,834,341,840	7,523,705,036	7,753,451,348
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	5,802,366,836	6,738,825,161	5,472,873,772	5,788,013,815
Non-interest bearing	3,626,815,403	3,584,075,807	3,583,927,133	3,440,342,343
Foreign items				
Interest bearing	41,133,755,264	65,395,105,233	38,855,963,264	63,538,285,233
Non-interest bearing	2,570,440,611	1,749,901,992	1,842,087,397	1,243,597,062
Total interbank and money market items	53,133,378,114	77,467,908,193	49,754,851,566	74,010,238,453
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	13,450,000,000	28,480,000,000	13,450,000,000	28,480,000,000
INVESTMENTS (Notes 3.2 and 4.4)				
Short-term investments - net	42,958,619,359	24,187,035,727	42,400,895,549	21,074,022,714
Long-term investments - net	97,206,366,311	93,396,934,530	91,222,250,233	91,196,872,508
Investments in subsidiaries and associated companies - net	3,278,843,632	2,908,061,897	12,998,103,752	12,536,108,400
Total investments - net	143,443,829,302	120,492,032,154	146,621,249,534	124,807,003,622
LOANS AND ACCRUED INTEREST RECEIVABLES				
Loans (Notes 3.3, 3.5 and 4.5)	489,118,506,034	459,944,949,239	485,110,661,609	456,267,174,114
Accrued interest receivables	2,618,670,494	2,405,007,876	2,489,031,296	2,249,517,142
Total loans and accrued interest receivables	491,737,176,528	462,349,957,115	487,599,692,905	458,516,691,256
Less Allowance for doubtful accounts (Notes 3.4, 4.5.6 and 4.6)	(71,369,366,905)	(17,851,628,120)	(69,379,815,341)	(15,766,353,202)
Less Revaluation allowance for debt restructuring (Notes 3.5, 4.5.7 and 4.6)	(11,209,692,948)	(8,087,163,842)	(10,427,269,560)	(7,768,641,000)
Net loans and accrued interest receivables	409,158,116,675	436,411,165,153	407,792,608,004	434,981,697,054
PROPERTIES FORECLOSED - NET (Notes 3.6 and 4.8)	12,648,952,586	11,689,428,646	12,282,093,267	11,404,792,590
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	556,753,977	475,867,309	556,753,977	475,867,309
PREMISES AND EQUIPMENT - NET (Notes 3.7 and 4.9)	24,635,986,842	25,266,254,427	19,321,492,264	19,783,891,502
NET INTER-ACCOUNT BALANCE	2,797,629,413	3,284,024,441	2,797,629,414	3,284,024,441
ASSETS PENDING TRANSFER	3,319,194,047	2,896,864,977	3,319,194,047	2,896,864,977
OTHER ASSETS - NET (Notes 3.8 and 4.10)	4,889,375,884	5,291,405,366	3,802,528,127	4,020,718,241
TOTAL ASSETS	675,721,567,454	719,589,292,506	667,222,105,236	711,898,549,537

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31.

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.11)				
Deposits in Baht	561,915,839,600	588,400,285,570	559,190,793,630	585,915,153,152
Deposits in foreign currencies	12,587,800,911	17,579,628,028	9,411,541,830	15,075,077,568
Total deposits	574,503,640,511	605,979,913,598	568,602,335,460	600,990,230,720
INTERBANK AND MONEY MARKET ITEMS (Note 4.12)				
Domestic items				
Interest bearing	5,289,020,050	6,321,817,292	5,442,014,979	6,257,078,816
Non-interest bearing	1,586,366,224	1,417,943,269	1,633,909,385	1,398,451,123
Foreign items				
Interest bearing	1,226,547,395	3,161,929,540	1,320,031,718	3,211,227,145
Non-interest bearing	687,534,227	514,287,476	701,938,431	527,882,649
Total interbank and money market items	8,789,467,896	11,415,977,577	9,097,894,513	11,394,639,733
LIABILITIES PAYABLE ON DEMAND	3,002,891,121	3,585,149,530	3,001,596,916	3,583,585,287
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 4.13)	40,000,000	10,000,000	-	-
BORROWINGS (Note 4.14)				
Short-term borrowings	4,990,966	-	4,990,966	-
Long-term borrowings	25,832,109,176	25,915,938,529	25,437,433,797	25,521,938,881
Total borrowings	25,837,100,142	25,915,938,529	25,442,424,763	25,521,938,881
BANK'S LIABILITIES UNDER ACCEPTANCES	556,753,977	475,867,309	556,753,977	475,867,309
INTEREST PAYBLE ON DEPOSITS	2,539,577,369	3,738,194,410	2,539,355,451	3,728,619,608
LIABILITIES PENDING TRANSFER	2,627,021,758	1,619,824,945	2,623,517,015	1,616,513,880
OTHER LIABILITIES (Note 4.15)	4,760,567,266	3,971,760,850	3,240,003,145	2,645,895,802
TOTAL LIABILITIES	622,657,020,040	656,712,626,748	615,103,881,240	649,957,291,220

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.16)				
Authorized share capital				
5,942,649,837 preferred shares of Baht 10.00 each	59,426,498,370		59,426,498,370	
6,078,994,732 preferred shares of Baht 10.00 each		60,789,947,320		60,789,947,320
1,057,350,163 ordinary shares of Baht 10.00 each	10,573,501,630		10,573,501,630	
921,005,268 ordinary shares of Baht 10.00 each		9,210,052,680		9,210,052,680
Issued and paid-up share capital				
2,105,291,399 preferred shares of Baht 10.00 each, fully paid	21,052,913,990		21,052,913,990	
2,256,165,277 preferred shares of Baht 10.00 each, fully paid		22,561,652,770		22,561,652,770
1,026,569,982 ordinary shares of Baht 10.00 each, fully paid	10,265,699,820		10,265,699,820	
874,989,438 ordinary shares of Baht 10.00 each, fully paid		8,749,894,380		8,749,894,380
PREMIUM ON PREFERRED SHARES	32,790,566,261	35,140,473,688	32,790,566,261	35,140,473,688
PREMIUM ON ORDINARY SHARES	22,786,164,051	20,422,123,284	22,786,164,051	20,422,123,284
UNREALIZED INCREMENT PER LAND APPRAISAL	4,621,050,869	4,621,050,869	4,621,050,869	4,621,050,869
UNREALIZED INCREMENT PER PREMISES APPRAISAL	3,839,457,795	3,962,014,730	3,839,457,795	3,962,014,730
REVALUATION SURPLUS ON INVESTMENTS	7,553,510,532	4,655,704,549	7,553,510,532	4,655,704,549
FOREIGN CURRENCY TRANSLATION	(17,076,960)	114,862,843	(17,076,960)	114,862,843

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 4.17)	695,000,000	695,000,000	695,000,000	695,000,000
Other reserve (Note 4.18)	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Unappropriated (Deficit)	(74,550,062,362)	(62,062,518,796)	(74,550,062,362)	(62,062,518,796)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	52,118,223,996	61,941,258,317	52,118,223,996	61,941,258,317
MINORITY INTEREST	946,323,418	935,407,441	-	-
TOTAL SHAREHOLDERS' EQUITY	53,064,547,414	62,876,665,758	52,118,223,996	61,941,258,317
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**675,721,567,454**	**719,589,292,506**	**667,222,105,236**	**711,898,549,537**
OFF-BALANCE SHEET ITEMS - CONTINGENCIES (Note 4.19)				
AVALS TO BILLS AND GUARANTEES OF LOANS	3,194,571,508	4,821,149,290	3,194,571,508	4,821,149,290
LIABILITY UNDER UNMATURED IMPORT BILLS	3,657,547,732	3,258,952,730	3,657,547,732	3,258,952,730
LETTER OF CREDIT	6,397,463,328	8,812,542,731	6,358,403,308	8,730,172,636
OTHER CONTINGENCIES	383,545,774,016	321,260,933,609	383,238,966,216	321,064,210,536



(Khunying Jada Wattanasiritham)
President and Chief Executive Officer



(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	23,748,112,292	24,800,603,814	23,458,983,564	24,540,343,127
Interest on interbank and money market items	1,836,794,235	3,090,268,700	1,822,079,958	3,088,183,982
Investments	4,964,675,761	5,437,303,555	4,769,720,645	5,246,184,229
Total Interest and Dividend Income	30,549,582,288	33,328,176,069	30,050,784,167	32,874,711,338
INTEREST EXPENSES				
Interest on deposits	10,981,598,053	14,771,773,643	10,906,255,877	14,663,865,920
Interest on interbank and money market items	336,357,990	731,469,532	333,000,496	730,155,430
Interest on short - term borrowings	6,832	67,980	-	-
Interest on long - term borrowings	1,371,123,273	1,439,416,641	1,328,968,801	1,402,590,539
Total Interest Expenses	12,689,086,148	16,942,727,796	12,568,225,174	16,796,611,889
Net Interest and Dividend Income	**17,860,496,140**	**16,385,448,273**	**17,482,558,993**	**16,078,099,449**
BAD DEBT AND DOUBTFUL ACCOUNTS				
(Notes 3.4 and 4.5.6)	24,223,980,729	4,083,108,264	23,975,568,369	3,786,883,315
LOSS ON DEBT RESTRUCTURING	859,562,794	5,444,016,171	849,538,527	5,420,358,000
Net Interest and Dividend Income (loss) after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	(7,223,047,383)	6,858,323,838	(7,342,547,903)	6,870,858,134
NON - INTEREST INCOME				
Gain (loss) on investments (Note 4.4.2)	707,978,060	(256,961,239)	720,442,301	(284,821,271)
Income from equity interest in subsidiaries and/or associated companies	395,449,737	319,529,518	598,502,600	663,890,849
Fees and service income				
Acceptances, avals and guarantees	625,915,612	746,415,406	625,746,985	746,419,837
Others	5,417,983,856	4,849,594,508	5,067,255,178	4,397,823,917
Gain on exchanges	1,918,152,025	1,004,093,826	1,922,964,559	1,000,234,031
Other income	1,535,017,780	1,549,446,367	31,664,405	89,089,724
Total Non - Interest Income	**10,600,497,070**	**8,212,118,386**	**8,966,576,028**	**6,612,637,087**

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
NON - INTEREST EXPENSES				
Personnel expenses	4,690,443,353	4,579,901,733	4,095,594,041	4,033,838,166
Premises and equipment expenses	3,609,460,837	3,801,153,555	3,038,704,035	3,162,167,725
Taxes and duties	1,249,962,970	1,186,089,162	1,221,002,301	1,163,123,390
Fees and service expenses	765,555,832	589,178,135	746,461,263	583,268,830
Directors' remuneration	57,722,582	46,816,953	37,647,418	30,395,453
Contributions to the Financial Institutions Development Fund	2,474,391,831	2,447,311,318	2,463,289,841	2,433,061,219
Loss from diminution in value of property foreclosed	906,876,476	100,130,793	900,000,000	100,130,793
Other expenses	1,953,454,729	1,722,009,338	1,608,872,792	1,572,852,287
Total Non - Interest Expenses	15,707,868,610	14,472,590,987	14,111,571,691	13,078,837,863
INCOME (LOSS) BEFORE TAX	(12,330,418,923)	597,851,237	(12,487,543,566)	404,657,358
LESS INCOME TAX (Notes 3.14 and 4.23)	62,105,157	91,078,691	-	-
INCOME (LOSS) BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES	(12,392,524,080)	506,772,546	(12,487,543,566)	404,657,358
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES	95,019,486	102,115,188	-	-
NET INCOME (LOSS)	**(12,487,543,566)**	**404,657,358**	**(12,487,543,566)**	**404,657,358**
BASIC EARNINGS (LOSS) PER SHARE (Notes 3.15 and 4.20) **BAHT**	(12.89)	0.50	(12.89)	0.50
DILUTED EARNINGS (LOSS) PER SHARE (Notes 3.15 and 4.20) **BAHT**	-	0.13	-	0.13

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
PREFERRED SHARE CAPITAL				
Beginning balance	22,561,652,770	23,896,510,420	22,561,652,770	23,896,510,420
Additions	-	95,320	-	95,320
Deductions	(1,508,738,780)	(1,334,952,970)	(1,508,738,780)	(1,334,952,970)
Ending balance	21,052,913,990	22,561,652,770	21,052,913,990	22,561,652,770
ORDINARY SHARE CAPITAL				
Beginning balance	8,749,894,380	7,408,274,750	8,749,894,380	7,408,274,750
Additions	1,515,805,440	1,341,619,630	1,515,805,440	1,341,619,630
Ending balance	10,265,699,820	8,749,894,380	10,265,699,820	8,749,894,380
PREMIUM ON PREFERRED SHARES				
Beginning balance	35,140,473,688	37,219,430,756	35,140,473,688	37,219,430,756
Additions	-	273,569	-	273,569
Deductions	(2,349,907,427)	(2,079,230,637)	(2,349,907,427)	(2,079,230,637)
Ending balance	32,790,566,261	35,140,473,688	32,790,566,261	35,140,473,688
PREMIUM ON ORDINARY SHARES				
Beginning balance	20,422,123,284	18,329,559,307	20,422,123,284	18,329,559,307
Additions	2,364,040,767	2,092,563,977	2,364,040,767	2,092,563,977
Ending balance	22,786,164,051	20,422,123,284	22,786,164,051	20,422,123,284
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	4,621,050,869	4,722,572,664	4,621,050,869	4,722,572,664
Deductions	-	(101,521,795)	-	(101,521,795)
Ending balance	4,621,050,869	4,621,050,869	4,621,050,869	4,621,050,869
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	3,962,014,730	4,120,198,624	3,962,014,730	4,120,198,624
Deductions	(122,556,935)	(158,183,894)	(122,556,935)	(158,183,894)
Ending balance	3,839,457,795	3,962,014,730	3,839,457,795	3,962,014,730
REVALUATION SURPLUS ON INVESTMENTS				
Beginning balance	4,655,704,549	2,861,747,170	4,655,704,549	2,861,747,170
Additions	2,897,805,983	1,793,957,379	2,897,805,983	1,793,957,379
Ending balance	7,553,510,532	4,655,704,549	7,553,510,532	4,655,704,549

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
FOREIGN CURRENCY TRANSLATION				
Beginning balance	114,862,843	307,413,788	114,862,843	307,413,788
Deductions	(131,939,803)	(192,550,945)	(131,939,803)	(192,550,945)
Ending balance	(17,076,960)	114,862,843	(17,076,960)	114,862,843
RETAINED EARNINGS				
Appropriated				
Legal reserve				
Beginning balance	695,000,000	695,000,000	695,000,000	695,000,000
Ending balance	695,000,000	695,000,000	695,000,000	695,000,000
Others				
Beginning balance	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Ending balance	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Unappropriated (Deficit)				
Beginning balance	(62,062,518,796)	(62,467,176,154)	(62,062,518,796)	(62,467,176,154)
Additions (deductions) - Net income (loss)	(12,487,543,566)	404,657,358	(12,487,543,566)	404,657,358
Ending balance (Deficit)	(74,550,062,362)	(62,062,518,796)	(74,550,062,362)	(62,062,518,796)
TOTAL SHAREHOLDER'S EQUITY OF THE BANK	52,118,223,996	61,941,258,317	52,118,223,996	61,941,258,317
MINORITY INTEREST				
Beginning balance	935,407,441	868,962,129	-	-
Additions (deductions)	10,915,977	66,445,312	-	-
Ending balance	946,323,418	935,407,441	-	-
TOTAL	**53,064,547,414**	**62,876,665,758**	**52,118,223,996**	**61,941,258,317**

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Retained earnings (deficit) brought forward	(62,062,518,796)	(62,467,176,154)	(62,062,518,796)	(62,467,176,154)
Addition : Net income (loss) for the years	(12,487,543,566)	404,657,358	(12,487,543,566)	404,657,358
Total unappropriated retained earnings (deficit)	(74,550,062,362)	(62,062,518,796)	(74,550,062,362)	(62,062,518,796)
APPROPRIATED RETAINED EARNINGS				
Legal reserve	695,000,000	695,000,000	695,000,000	695,000,000
Others reserve	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Total appropriated retained earnings	23,776,000,000	23,776,000,000	23,776,000,000	23,776,000,000
TOTAL RETAINED EARNINGS (DEFICIT)	(50,774,062,362)	(38,286,518,796)	(50,774,062,362)	(38,286,518,796)

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	(12,487,543,566)	404,657,358	(12,487,543,566)	404,657,358
Items to reconcile net income to cash received (paid) from operating activities:				
Depreciation and amortization	1,562,978,644	1,706,987,053	1,222,707,141	1,371,285,341
Bad debt and doubtful accounts	24,223,980,729	4,083,108,264	23,975,568,369	3,786,883,315
Loss on debt restructuring	859,562,794	5,444,016,171	849,538,527	5,420,358,000
Loss from diminution in value of property foreclosed	906,876,476	100,130,793	900,000,000	100,130,793
Loss on impairment of investment in securities (reverse)	(485,170,126)	670,504,989	(505,600,009)	637,758,594
Gain on sales of investments	(153,274,717)	(808,069,275)	(157,581,508)	(808,307,410)
Gain on transferring investment portfolio	(3,991,385)	(197,626,990)	(3,991,385)	(197,626,990)
Gain on sales of premises and equipment	(8,557,508)	(76,508,334)	(3,894,856)	(72,925,071)
Loss on sales of property foreclosed	36,842,359	240,168,755	38,132,359	240,168,755
Gain on exchange rate	(1,918,152,025)	(870,391,177)	(1,922,964,559)	(866,224,108)
Unrealized (gain) losses on revaluation of securities	(65,541,831)	592,152,514	(53,269,398)	652,997,076
Amortization of (negative) goodwill	51,295,303	(117,939,714)	-	-
Decrease in accrued interest and dividend income	45,684,103	811,932,757	227,144,286	786,096,539
Decrease in accrued interest payable	(1,021,866,298)	(716,001,875)	(1,022,712,740)	(701,610,249)
Increase (decrease) in other accrued expenses	283,470,499	(16,064,613)	301,198,227	(12,761,545)
Income from equity interest in subsidiary and/or associated companies	(395,449,736)	(319,529,518)	(598,502,600)	(663,890,849)
Minority interest in net income from subsidiary companies	95,019,486	102,115,188	-	-
Income from operations before changes in operating assets and liabilities	11,526,163,201	11,033,642,346	10,758,228,288	10,076,989,549

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	23,773,000,023	(18,279,810,909)	24,113,934,020	(16,621,139,033)
Securities purchased under resale agreements	15,030,000,000	(9,980,000,000)	15,030,000,000	(10,000,000,000)
Securities for trading	(116,379,401)	(1,852,828,830)	36,615,987	(1,795,198,862)
Loans and accrued interest receivables	(4,818,928,026)	9,739,984,243	(4,518,858,092)	9,283,064,943
Properties foreclosed	1,749,088,459	1,547,126,097	1,742,113,950	1,551,428,097
Other assets	2,371,499,135	(865,602,596)	2,073,172,805	(909,358,510)
Operating liabilities increase (decrease)				
Deposits	(31,476,273,088)	7,770,894,384	(32,387,895,260)	7,882,953,403
Interbank and money market items	(2,626,438,914)	(6,285,171,738)	(2,296,745,220)	(6,213,291,391)
Liabilities payable on demand	(582,258,409)	1,602,913,124	(581,988,371)	1,602,188,933
Securities sold under repurchase agreements	30,000,000	(26,000,000)	-	-
Short-term borrowings	4,920,200	-	4,990,966	-
Other liabilities	1,343,074,847	(2,345,841,896)	1,140,691,619	(2,460,503,579)
Net cash provided (used) by operating activities	**16,207,468,027**	**(7,940,695,775)**	**15,114,260,692**	**(7,602,866,450)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(33,682,933,348)	(61,262,297,515)	(26,782,613,304)	(51,800,232,922)
Proceeds from sales of available-for-sale securities	33,202,359,075	61,270,587,253	27,182,233,775	52,027,506,749
Purchase of held-to-maturity securities	(34,957,361,065)	(16,719,019,840)	(33,810,687,251)	(16,689,160,305)
Proceeds from redemption of held-to-maturity securities	20,980,770,480	23,276,230,668	19,665,396,268	23,016,980,667
Purchase of general securities	(768,682,336)	(66,297,964)	(853,537,500)	(21,223,413)
Proceeds from sales of general securities	37,539,861	1,821,292,601	36,300,361	1,768,787,769
Purchase of investments in subsidiaries and/or associated companies	(247,835,876)	(50,000,000)	(203,513,576)	(181,940,000)
Proceeds from sales of investments in subsidiaries and/or associated companies	208,258,566	513,334,642	261,799,442	513,334,642
Purchase of premises and equipment	(1,017,213,761)	(867,352,564)	(852,306,644)	(780,046,388)
Proceeds from sales of premises and equipment	39,222,956	163,130,865	29,241,158	145,585,046
Net cash provided (used) by investing activities	**(16,205,875,448)**	**8,079,608,146**	**(15,327,687,271)**	**7,999,591,845**

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(15,644,002)	(5,417,985)	(16,319,733)	(1,617,633)
Proceeds from issuance of preferred shares	-	95,320	-	95,320
Proceeds from premium on preferred shares	-	273,568	-	273,568
Net cash used by financing activities	**(15,644,002)**	**(5,049,097)**	**(16,319,733)**	**(1,248,745)**
Increase in foreign currency translation	(131,939,803)	(192,550,945)	-	-
Net increase in cash and cash equivalents	(145,991,226)	(58,687,671)	(229,746,312)	395,476,650
Cash and cash equivalents as at January 1,	7,834,341,840	7,893,029,511	7,753,451,348	7,357,974,698
Cash and cash equivalents as at December 31,	**7,688,350,614**	**7,834,341,840**	**7,523,705,036**	**7,753,451,348**

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ECONOMIC DIFFICULTIES AND OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the Bank and its subsidiaries cannot be presently determined.

2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

2.1 The Bank is registered in Thailand. Its head office locates at 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at December 31, 2002 and 2001, the Bank has 10,710 and 10,412 employees, respectively.

2.2 The consolidated and the Bank's financial statements for the years ended December 31, 2002 and 2001 are presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards within banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and Bank of Thailand's guidelines.

2.3 The consolidated financial statements include the accounts of all branches of the Bank, and subsidiaries whose shares are more than 50 % owned by the Bank. Significant related party transactions and balances were eliminated. The subsidiaries are as follows:

	For the years ended December 31,	
	2002	2001
1. Chatuchak Assets Management Co., Ltd.	/	/
2. Cambodian Commercial Bank Ltd. (Cambodia)	/	/
3. SCB Securities Co., Ltd.	/	/
4. The Book Club Finance PCL	/	/
5. The Samaggi Insurance PCL	/	/
6. SCB Business Services Co., Ltd.	/	/
7. SCB Training Centre Co., Ltd.	/	/
8. Siam Pitiwat Co., Ltd.	/	/
9. Sub Sri Thai Warehouse PCL	/	/
10. SCB Resolution Corporation Co., Ltd.	/	/
11. Mahisorn Co., Ltd.	/	/
12. Astrakhan Investment Ltd. (Hongkong)	/	/
13. Thai International Property Development Co., Ltd. *	-	/

	For the years ended December 31,	
	2002	2001
14. Techno Holding Co., Ltd. ***	-	/
15. Oreo Realty Inc. (United States of America) *	-	/
16. SCB Research Institute Co., Ltd.*	-	/
17. Siam Appraisal and Service Co., Ltd.**	-	/

* : Not included in the consolidated financial statements for the year 2002 because it was in the process of dissolution

** : Not included in the consolidated financial statements for the year 2002 because it was sold in Quarter 1/2002

*** : Not included in the consolidated financial statements for the year 2002 because it was dissolved

The consolidated financial statements for the years ended December 31, 2002 and 2001 do not include 9 companies, which are subsidiaries and the companies that the Bank has significant control, due to their discontinued operations and being in process of dissolution. Such companies are Siam Commercial Development Co., Ltd., Suthakarn Co., Ltd., Thai Manpower Development Co., Ltd., Prime Business Co., Ltd., M & M Service Co., Ltd., Sorathon Co., Ltd., Satayu Co., Ltd., Supapirom Co., Ltd., and SCB Advisory Service Co., Ltd. However, there are no material effects on the consolidated financial statements for not including such companies. (see Note 4.4.3)

In addition, the consolidated financial statements for the years ended December 31, 2002 and 2001 do not include Bangkok Crystal Co., Ltd. and the consolidated financial statements for year ended December 31, 2001 did not include ITV PCL because the Bank has intention for temporary holding.

2.4 Changes in the Bank of Thailand's regulations

2.4.1 Written-back for write-off loans classified as doubtful loss

The Bank of Thailand ("BOT") has issued the notification dated February 18, 2002 regarding the worthless or irrecoverable assets or assets with doubtful in value or irrecoverability of the commercial banks rescinded its requirement for the Bank to write-off loans classified as doubtful loss and related allowance for doubtful accounts for the accounts which the allowance has fully provided for at 100% according to the BOT's notification dated September 21, 1999 regarding the requirement for the commercial banks to write off bad debts. The Bank has considered recording the loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated and the Bank's balance sheet as at December 31, 2002 amounted to Baht 35,260.0 million and Baht 35,112.0 million, respectively, to conform to such notification. (see Notes 4.1.2, 4.5.5 and 4.6)

In addition, such notification allowed commercial banks and financial institutions to reserve for assets which are classified as normal and special mention at the rate of 1 percent and 2 percent, respectively or at the lower rate which is calculated from the average rate of the previous four quarters that the assets classified as normal or special mention actually change the status to become substandard, doubtful, doubtful of loss and loss. (see Note 3.4)

2.4.2 Guideline for loan qualitative reviews

BOT has cancelled the guidelines on qualitative loans reviews per the BOT's notification dated August 26, 1998 and issued the new guidelines dated September 20, 2002 regarding the amendment of the regulations of qualitative reviews of loans, commitments and its related report and the guidelines dated December 20, 2002 regarding the relaxation of the regulation of qualitative reviews of loans, commitments and its related report. One of the main requirements is for banks to perform qualitative reviews of their loans and commitments in accordance with the new guidelines. As of December 31, 2002, the Bank has already performed qualitative reviews of loans and commitments in accordance with the guidelines.

2.4.3 Guideline for Determining Non-Performing Loans (NPL)

The Bank of Thailand ("BOT") has issued the notification dated January 16, 2003 regarding the redefinition of non-performing loans and the required reports to be prepared and submitted by the banks. The Bank has to comply with this new definition starting from the period ended December 2002. The definitions of non-performing loans as per new regulation and previous regulation are as follows:

New Guideline

Loans which are classified under BOT's guideline as substandard, doubtful, doubtful loss and loss.

Previous Guideline

Loans which are non-payment of principal and/or interest for longer than 3 months from the date payments are due as specified in the loan agreements or from demand for the payments or the call date for call loans which have been considered by individual account. For bank overdrafts with no credit line or cancelled credit line or the balance over the credit line or non-payments of principal or interest for longer than 3 months from the date payments are due as specified in the loan agreements or the earlier date between the date of cancellation of credit line or the date of over the credit line or maturity date.

2.5 The consolidated financial statements included the adjustments for which the subsidiary did not record as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS	
	As at December 31,	
	2002	2001
Provision for doubtful debts of subsidiariy companies	200	419
	For the year ended December 31,	
	2002	2001
Bad debt and doubtful accounts (reversal)	(219)	(234)

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS	
	As at December 31,	
	2002	2001
Provision for doubtful debts of subsidiary companies effecting decrease in investments	200	419
	For the year ended December 31,	
	2002	2001
Bad debt and doubtful accounts (reversal) effecting increase in equity interest in subsidiary companies	(219)	(234)

2.6 Reclassification

The consolidated and bank's balance sheets as at December 31, 2001 which are presented for comparison are reclassified by decreasing cash and liabilities pending transfer of Baht 3,492.03 million to comply with the presentation of the financial statements for the year ended December 31, 2002.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and cash equivalents

Cash and cash equivalents include cash in hand and cash on collection.

3.2 Investment in securities

The investments in securities are classified as either trading securities, available-for-sale securities, held-to-maturity securities, general investments or as investment in subsidiaries and associated companies. The Bank seperately presents such investments in the balance sheet as either short-term investments, long-term investments or investments in subsidiaries and associated companies. Short-term investments are those investments that the Bank intends to hold them for less than 1 year. Long-term investments are those investments that the Bank intends to hold them for more than 1 year.

Trading securities are those investments that management acquires with the intent to hold them for a short period of time in order to take advantage of anticipated changes in market values. Trading securities are carried at fair value. Changes in fair value are recognized in the statement of income as either non-interest income or expense. Interest income on trading securities is recognized using the accrual basis of accounting.

Debt securities for which the Bank has both the intent and ability to hold until maturity are classified as held-to-maturity securities. Such securities are carried at amortized cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing in non-interest expense in the statement of income, when management has assessed a security as being impaired. Premiums and discounts on held-to-maturity securities are amortized or accreted as adjustments to interest income using the effective interest rate method over the term of the securities. Interest income on held-to-maturity securities is recognized using the accrual basis of accounting.

The Bank classified the rights of the Bank against the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities.

Marketable debts and equity securities that are not classified as trading securities, held-to-maturity securities, and investment in subsidiaries and associated companies are classified as available-for-sale securities and are carried at fair value, with the unrealized gains or losses presented as a separate component of shareholders' equity until realized upon disposition or sale of the underlying securities. Interest income on available-for-sale securities is recognized using the accrual basis of accounting.

Non-marketable equity securities are classified as general investments and are carried at the historical cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing in non-interest expense in the statement of income, when management has assessed a security as being impaired.

Investment in subsidiaries and associated companies are recorded by the equity method net of allowances for impairment, if any.

Investments in companies owned by the Bank at 20% or more of paid-up capital as a result of trouble debt restructuring are not treated as investment in associated companies or subsidiaries due to temporary holding nature.

The following methodologies were used to determine the fair value of securities held by the Bank

The fair value of government debt securities is estimated based on monthly auction value prices. In situations where no auction prices are available, the fair value is estimated based on the Thai Bond Dealing Centre's yield curve. For the state enterprise debt securities without guarantees by the government, the fair value is estimated based on yield curve of government debt securities plus an appropriate risk premium.

The last bidding prices in The Stock Exchange of Thailand are used to estimate the fair value of listed private sector debt and equity securities. The fair value of non-listed private sector debt securities is estimated using the prices obtained from the Thai Bond Dealing Center. In the absence of available prices, fair value is estimated by applying the BOT valuation formula and the risk free yield curve plus appropriated risk premium.

The fair value of unit trusts is estimated based on net asset value at the end of the period.

The fair value of foreign debt and equity securities listed on foreign exchanges is estimated by using the bidding prices of such exchanges as of the last business day of the period. The fair value of non-listed foreign debt and equity securities is determined based on values quoted by reliable international financial institutions.

Cost of securities sold during the period is calculated by the weighted average method.

3.3 Loans

Overdrafts are stated at the principal amounts including interest. Certain overdrafts for which special notices have been given and other loans are stated at the principal amount. Unearned discounts received in advance are presented as deduction of loans.

3.4 Allowance for doubtful accounts

The Bank established its minimum allowance for doubtful accounts based on the BOT's guidelines. The guidelines require banks to categorize their loan portfolios into six categories. Each loan category is subject to different levels of provisioning based on percentages established by the BOT. The guidelines also establish the interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks and finance companies to perform qualitative reviews of their loans as an on going process. The Bank and subsidiaries, which are financial institutions, are required to periodically report the result of their compliance with these guidelines to the BOT.

The Bank has established the allowance for doubtful accounts in addition to the minimum requirement under BOT's guidelines by considering for each loan type. For corporate loans, the Bank considered a borrower's ability to repay the obligation on an individual case basis based on recent payment history and estimated collateral value, if the expected source of repayment is from the liquidation of collateral. For SME and consumer loans, the Bank used credit porfolio statistics to do the statistical analysis for estimation of the deterioration in the portfolio and related allowance for loans under doubtful category.

The change in estimation of recording allowance for doubtful account of The Book Club Finance Public Company Limited

Before 2002, The Book Club Finance Public Company Limited provided allowance for doubtful accounts for normal loans at 1% of balance after deducting collateral.

Since 2002, The Book Club Finance Public Company Limited elected to record allowance for doubtful account for normal loans at the rate lower than 1% of balance after deducting collateral according to the BOT guideline dated February 18, 2002 regarding bad and doubtful assets as described in Note 2.4 to the financial statements.

However, the change in such estimation did not result in significant in decrease in allowance for doubtful accounts of normal loans as at December 31, 2002.

Loans which have been restructured will be reclassified. Restructured loans classified as doubtful and doubtful loss will be upgraded to substandard. Restructured loans classified as substandard or special mention loans will be classified at the same class until 3 consecutive months or installments of payments, whichever is the longer, are made at which time the loans will be reclassified as normal.

Allowances for doubtful accounts established during the year are recognized as bad debt and doubtful accounts expense in the statement of income. (see Note 4.5.6)

Bad debt written off or bad debt recovered is recorded as a decrease or an increase in the allowance for doubtful accounts.

3.5 Troubled Debt Restructuring

Losses on troubled debt restructuring resulting from the reduction of principal and accrued interest and other restructuring methodology including modification of terms, asset transfer, debts to equity swap, etc. are recognized as expenses in the statements of income.

In case troubled debt restructuring modifies terms of payment, the Bank complies with the BOT's criteria requiring the Bank to choose between the collateral method by which a loss amount is to be estimated and net present value method which represents expected cash flow in the future applying the interest rate on the restructuring date. Loss from such debt restructuring is recognized in the statement of income.

For receipt of assets or shares of stock of an equity interest in the debtor for settlement under debt restructuring agreement, the Bank records those received assets or shares of stock of an equity interest in the debtor at their fair value less cost to sell. However, the received assets are recorded at the amount not exceeding the recorded investment in the receivable plus the non-accrued interest income which the Bank has the ultimate legal right, in accordance with the Accounting Standard No. 34 "Accounting for Troubled Debt Restructuring" which the effective date is January 1, 2002.

Subsequent to troubled debt restructuring, the Bank recalculates fair value of restructured debts based on aforementioned discount rates as of the last date of the quarterly financial statements and made an adjustment of valuation on debt restructured, if the fair value has been changed. The recalculation make on the quarterly financial statements is in accordance with the aforementioned BOT's criteria. The adjustment of valuation of restructured debt shall not cause the book value of restructured debt to exceed the investment value of restructured debt.

3.6 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are carried at the lower of investment in the loan or fair value of the property as at the year end. Should the carrying value of a property foreclosed becomes impaired, an allowance for impairment will be recorded in accordance with Accounting Standard No. 36, Impairment of Assets.

Gains or losses on sales of properties foreclosed are recognized as income or expense at the date of disposal.

3.7 Premises and equipment

Land is stated at the appraised value. Premises are stated at the appraised value netted by accumulated depreciation. The appraised value is determined by an independent appraiser according to guidelines prescribed by the BOT. The increment resulting from the appraisal is recorded in the accounts as unrealized increment per land appraisal and unrealized increment per premises appraisal and shown under shareholders' equity. For the appraised value of land and premises, which are less than their cost, the difference is recognized as an expense in the statement of income. Depreciation of premises increment is recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal is charged to the retained earnings by the same amount of such depreciation.

Land of subsidiaries is presented at cost, and premises of subsidiaries are presented at cost net of accumulated depreciation.

Equipment is presented at cost netted by accumulated depreciation.

Depreciation of premisses and equipment are calculated by the straight-line method, based on the estimated useful lives of the assets, as follows:

Premises	20	years
Equipment	3 - 5	years

3.8 Other assets

Leasehold rights are presented at cost netted by accumulated amortization.

The amortization is calculated by the straight-line method over the lease period between 1 - 30 years.

3.9 Pension plan and provident fund

The Bank has a pension plan upon retirement for its employees with long service rendered before January 1, 1979. Thereafter the Bank has a gratuities plan for those who started after that date and have completed at least 5 years of continuous service (or 10 years of interrupted service), calculated on the basis of length of service and the amount of last pay received. The Bank makes a provision for this purpose as appropriate in each period.

In 1996, the Bank initiated a provident fund for its employees who started employment after January 1, 1995 and for the employees who started employment before January 1, 1995 and have willingness to join the fund. The contributions from employees are deducted from the monthly salaries, with the Bank matching the individuals' contributions. The fund is managed by an authorized fund manager and has been registered in accordance with the Provident Fund Act B.E. 2530 (1987).

3.10 Interest income and interest expense

The Bank recognizes interest and discounts on loans as income on an accrual basis, except for interest on loans which are outstanding over 3 months at the date of the balance sheet and interest from receivables under trouble debt restructuring agreements classified as sub-standard and lower level. Such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis. Interest on interbank and money market items and investments is recognized on an accrual basis.

Interest expense is recognized on an accrual basis.

3.11 Dividend income

The Bank recognizes dividend income from the companies, which are not subsidiaries and associated companies, on an accrual basis.

3.12 Non-interest income

Non-interest income other than income from equity interest in subsidiaries and associated companies is recognized on an accrual basis.

3.13 Contributions to the Financial Institutions Development Fund

Contributions to the Financial Institutions Development Fund are recorded as an expense on an accrual basis.

3.14 Income tax

The Bank records income tax payable for each period (if any) as an expense on an accrual basis.

3.15 Earnings (loss) per share

The basic earnings (loss) per share are calculated by dividing the net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. The diluted earnings (loss) per share are calculated from net income (loss) for the year adjusted by dividend on convertible preferred shares and interest expense on convertible bonds (if any), divided by the weighted average number of ordinary shares, on the assumption that conversion of all ordinary share equivalents have been made at the beginning of the year. Ordinary share equivalents consist of convertible preferred shares, warrants and subordinated convertible bonds.

3.16 Assets and liabilities in foreign currencies

Assets and liabilities in foreign currencies are converted into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference BOT exchange rates at the end of the year.

Gains or losses on foreign exchange transactions and translation gains or losses are recognized as income or expense for the period in the statement of income. Premiums or discounts represent the difference between the rate of the forward exchange contracts and the rate on the transaction date. Such premiums or discounts are recognized over the term of the contract.

In managing its foreign exchange risk, it is the Bank's policy to square off its foreign currency denominated assets and liabilities positions in order to affect a net balance of foreign exchange. The Bank, therefore, endeavors to match its foreign currency denominated lending with same currency funding sources in order to minimize its exposure on foreign currency fluctuations.

3.17 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the year ended December 31 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Interest	13,721	17,666	13,591	17,498
Income tax	351	276	161	109

4.1.2 Non-cash items are as follows:

For the year ended December 31, 2002, the unrealized gain from securities valuation presented as part of shareholders' equity has increased by Baht 2,897.8 million, in both consolidated financial statements and the Bank's financial statements (December 31, 2001 : increased by Baht 1,794.0 million).

For the year ended December 31, 2002, the Bank's subordinated convertible bonds of Baht 21.2 million (December 31, 2001 : Baht 20.0 million) and convertible preferred shares of Baht 1,508.7 million (December 31, 2000 : Baht 1,334.9 million) were converted to be ordinary shares.

For the year ended December 31, 2002, the Bank has property foreclosed acquired from debt repayments increased by Baht 3,652.3 million (December 31, 2001 : Baht 3,680.9 million) in the consolidated financial statements and Baht 3,557.5 million in the Bank's financial statements (December 31, 2001 : Baht 3,527.5 million).

For the year ended December 31, 2002 the Bank has received securities from debt restructuring process and recorded as available-for-sale securities, general investments and held-to-maturity securities of Baht 166.6 million, Baht 175.8 million and Baht 7.1 million, respectively, in the consolidated financial statements (December 31, 2001 : recorded as available-for-sale securities and general investments of Baht 850.2 million and Baht 182.7 million, respectively) and recorded as available-for-sale securities, general investments and held-to-maturity securities of Baht 145.9 million, Baht 175.8 million and Baht 7.1 million, respectively, in the Bank's financial statements (December 31, 2001 : recorded as available-for-sale securities and general investments of Baht 833.5 million and Baht 182.7 million, respectively).

For the year ended December 31, 2002, the Bank has recorded Baht 35,260.0 million and Baht 35,112.0 million, respectively, of loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated financial statements and the Bank's financial statements in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Notes 2.4, 4.5.5 and 4.6).

For the year ended December 31, 2002, the Bank transferred sub-quality assets to TAMC of Baht 3,560.5 million (net of the related allowance for doubtful accounts of Baht 957.3 million) in the consolidated financial statements and in the Bank's financial statements (see Notes 4.4.1, 4.5.8 and 4.19).

For the year ended December 31, 2001, the Bank and a subsidiary transferred sub-quality assets to TAMC of Baht 7,976.0 million (net of the related allowance for doubtful accounts of Baht 6,403.0 million) in the consolidated financial statements and Baht 7,477.3 million (net of the related allowance for doubtful accounts of Baht 6,062.1 million) in the Bank's financial statements.

4.2 Interbank and money market items (Assets)

As at December 31, 2002 and 2001, Interbank and money market items (Assets) are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	3,590	-	3,590	3,449	409	3,858
Commercial banks	37	4,470	4,507	67	3,475	3,542
Other banks	-	400	400	-	99	99
Finance companies, finance and securities companies, securities companies and credit foncier companies	2	266	268	511	494	1,005
Other financial institutions	277	383	660	319	1,519	1,838
Total	3,906	5,519	9,425	4,346	5,996	10,342
Add Accrued interest receivables	-	36	36	-	38	38
Less Allowance for doubtful accounts	-	(32)	(32)	(5)	(52)	(57)
Total domestic items	3,906	5,523	9,429	4,341	5,982	10,323
Foreign items :						
USD	765	38,567	39,332	630	61,315	61,945
YEN	486	2,120	2,606	176	3,477	3,653
Others	1,319	351	1,670	944	363	1,307
Total	2,570	41,038	43,608	1,750	65,155	66,905
Add Accrued interest receivables	-	101	101	-	240	240
Less Allowance for doubtful accounts	-	(5)	(5)	-	-	-
Total foreign items	2,570	41,134	43,704	1,750	65,395	67,145
Total domestic and foreign items	6,476	46,657	53,133	6,091	71,377	77,468

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	3,576	-	3,576	3,430	-	3,430
Commercial banks	8	4,226	4,234	11	3,199	3,210
Other banks	-	400	400	-	-	-
Finance companies finance and securities companies, securities companies and credit foncier companies	24	160	184	538	288	826
Other financial institutions	277	383	660	319	1,464	1,783
Total	3,885	5,169	9,054	4,298	4,951	9,249
Add Accrued interest receivables	-	35	35	-	36	36
Less Allowance for doubtful accounts	-	(32)	(32)	(5)	(52)	(57)
Total domestic items	3,885	5,172	9,057	4,293	4,935	9,228
Foreign items :						
USD	721	36,289	37,010	534	59,458	59,992
YEN	486	2,120	2,606	176	3,477	3,653
Others	635	351	986	534	363	897
Total	1,842	38,760	40,602	1,244	63,298	64,542
Add Accrued interest receivables	-	101	101	-	240	240
Less Allowance for doubtful accounts	-	(5)	(5)	-	-	-
Total foreign items	1,842	38,856	40,698	1,244	63,538	64,782
Total domestic and foreign items	5,727	44,028	49,755	5,537	68,473	74,010

4.3 Securities purchased under resale agreements

As at December 31, 2002 and 2001, securities purchased under resale agreements are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Government and Bank of Thailand's bonds	3,300	200	3,300	200
Financial Institutions Development Fund and state enterprise debt securities	10,150	28,280	10,150	28,280
Total	13,450	28,480	13,450	28,480

4.4 Investment in securities

4.4.1 As at December 31, 2002 and 2001, the Bank classified its investments in securities as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2002		December 31, 2001	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	2,744	2,756	2,557	2,564
Corporate debt securities	826	787	1,476	1,096
Foreign debt security	220	221	-	-
Domestic equity securities	205	227	19	33
Total	3,995	3,991	4,052	3,693
Less Allowance for revaluation of investments	(4)	-	(359)	-
Total	3,991	3,991	3,693	3,693
Available-for-sale securities				
Government and state enterprise debt securities	12,855	13,006	7,261	7,389
Corporate debt securities	108	111	1,290	1,301
Foreign debt securities	6,111	6,123	6,478	6,481
Domestic equity securities	34	30	32	28
Other securities	64	72	34	33
Total	19,172	19,342	15,095	15,232
Add Allowance for revaluation of investments	177	-	139	-
Less Allowance for impairment of investments	(7)	-	(2)	-
Total	19,342	19,342	15,232	15,232
Held-to-maturity securities				
Government and state enterprise debt securities	-	-	146	146
Corporate debt securities	49	37	46	34
Foreign debt securities	19,589	19,589	5,082	5,082
Total	19,638	19,626	5,274	5,262
Less Allowance for impairment of investments	(12)	-	(12)	-
Total	19,626	19,626	5,262	5,262
Total short-term investments-net	42,959	42,959	24,187	24,187

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2002		December 31, 2001	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	16,895	18,868	21,143	23,707
Corporate debt securities	1,331	1,191	1,412	1,282
Foreign debt securities	7,828	8,108	9,484	9,697
Domestic equity securities	3,849	7,119	4,422	4,300
Foreign equity securities	2	2	2	3
Other securities	3,254	3,100	4,067	2,920
Total	33,159	38,388	40,530	41,909
Add Allowance for revaluation of investments	6,729	-	3,920	-
Less Allowance for impairment of investments	(1,500)	-	(2,541)	-
Total	38,388	38,388	41,909	41,909
Held-to-maturity securities				
Government and state enterprise debt securities	51,438	54,569	47,898	49,108
Corporate debt securities	1,802	1,656	1,780	1,065
Foreign debt securities	2,773	2,773	-	-
Total	56,013	58,998	49,678	50,173
Less Allowance for impairment of investments	(29)	-	(15)	-
Total	55,984	58,998	49,663	50,173
General investments				
Domestic non-marketable equity securities	4,473	3,570	4,080	2,805
Foreign non-marketable equity securities	912	953	114	105
Total	5,385	4,523	4,194	2,910
Less Allowance for impairment of investments	(2,551)	-	(2,369)	-
Total	2,834	4,523	1,825	2,910
Total long-term investments-net	97,206	101,909	93,397	94,992

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2002		December 31, 2001	
	Cost/Amortized Cost	*Fair Value*	*Cost/Amortized Cost*	*Fair Value*
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	2,698	2,701	2,375	2,377
Corporate debt securities	626	637	1,381	1,052
Foreign debt security	220	221	-	-
Domestic equity securities	19	41	19	33
Total	3,563	3,600	3,775	3,462
Add (less) Allowance for revaluation of investments	37	-	(313)	-
Total	3,600	3,600	3,462	3,462
Available-for-sale securities				
Government and state enterprise debt securities	12,834	12,986	4,623	4,749
Corporate debt securities	100	103	1,290	1,301
Foreign debt securities	6,111	6,123	6,478	6,481
Total	19,045	19,212	12,391	12,531
Add Allowance for revaluation of investments	174	-	142	-
Less Allowance for impairment of investments	(7)	-	(2)	-
Total	19,212	19,212	12,531	12,531
Held-to-maturity securities				
Foreign debt securities	19,589	19,589	5,081	5,081
Total	19,589	19,589	5,081	5,081
Total short-term investments-net	42,401	42,401	21,074	21,074
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	13,343	15,286	20,409	22,939
Corporate debt securities	1,617	1,476	1,698	1,568
Foreign debt securities	7,828	8,108	9,484	9,697
Domestic equity securities	3,072	6,382	4,200	4,119
Foreign equity securities	2	2	2	4
Other securities	2,502	2,362	3,415	2,281
Total	28,364	33,616	39,208	40,608
Add Allowance for revaluation of investments	6,752	-	3,941	-
Less Allowance for impairment of investments	(1,500)	-	(2,541)	-
Total	33,616	33,616	40,608	40,608

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2002		December 31, 2001	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Long-term investments (Continued)				
Held-to-maturity securities				
Government and state enterprise debt securities	50,525	53,654	47,359	48,574
Corporate debt securities	1,375	1,258	1,363	673
Other debt securities	2,773	2,773	-	-
Total	54,673	57,685	48,722	49,247
General investments				
Domestic equity non-marketable securities	4,554	3,669	4,122	2,899
Foreign equity non-marketable securities	912	952	62	53
Total	5,466	4,621	4,184	2,952
Less Allowance for impairment of investments	(2,533)	-	(2,317)	-
Total	2,933	4,621	1,867	2,952
Total long-term investments-net	91,222	95,922	91,197	92,807

As at December 31, 2002, the Bank classified the right of the Bank against the promissory note and promissory notes which are given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities-government and state enterprise debt securities of Baht 11,503.1 million (December 31, 2001 : Baht 7,942.6 million) in the consolidated financial statements and of Baht 11,075.5 million (December 31, 2001 : Baht 7,515.0 million) in the Bank's financial statements. (see Notes 4.1.2, 4.5.8 and 4.19)

4.4.2 Time to maturity of debt securities

Time to maturity of the Bank's investment in debt securities classified as available-for-sale securities and held-to-maturity securities at December 31, 2002 and 2001 are presented below. Expected maturity may differ from contractual maturity due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2002			
	Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	12,855	15,324	1,571	29,750
Corporate debt securities	107	620	712	1,439
Foreign debt securities	6,111	5,777	2,051	13,939
Total	19,073	21,721	4,334	45,128
Add Allowance for revaluation of investments	174	2,115	215	2,504
Less Allowance for impairment of investments	(7)	(36)	(181)	(224)
Total	19,240	23,800	4,368	47,408

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2002			
	Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Held-to-maturity securities				
Government and state				
enterprise debt securities	-	494	50,944	51,438
Corporate debt securities	49	406	1,396	1,851
Foreign debt securities	19,589	2,001	772	22,362
Total	19,638	2,901	53,112	75,651
Less Allowance for impairment				
of investments	(12)	(5)	(24)	(41)
Total	19,626	2,896	53,088	75,610
Total debt securities	38,866	26,696	57,456	123,018

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2001			
	Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state				
enterprise debt securities	7,261	20,147	996	28,404
Corporate debt securities	1,290	695	717	2,702
Foreign debt securities	6,478	6,527	2,957	15,962
Total	15,029	27,369	4,670	47,068
Add Allowance for revaluation				
of investments	144	2,764	(11)	2,897
Less Allowance for impairment				
of investments	(2)	(12)	(94)	(108)
Total	15,171	30,121	4,565	49,857
Held-to-maturity securities				
Government and state				
enterprise debt securities	146	20	47,878	48,044
Corporate debt securities	46	390	1,390	1,826
Foreign debt securities	5,082	-	-	5,082
Total	5,274	410	49,268	54,952
Less Allowance for impairment				
of investments	(12)	(8)	(7)	(27)
Total	5,262	402	49,261	54,925
Total debt securities	20,433	30,523	53,826	104,782

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
December 31, 2002
Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state				
enterprise debt securities	12,834	11,797	1,546	26,177
Corporate debt securities	100	906	711	1,717
Foreign debt securities	6,111	5,777	2,051	13,939
Total	19,045	18,480	4,308	41,833
Add Allowance for revaluation				
of investments	174	2,084	215	2,473
Less Allowance for impairment				
of investments	(7)	(36)	(181)	(224)
Total	19,212	20,528	4,342	44,082
Held-to-maturity securities				
Government and state				
enterprise debt securities	-	-	50,525	50,525
Corporate debt securities	-	5	1,370	1,375
Foreign debt securities	19,589	2,001	772	22,362
Total	19,589	2,006	52,667	74,262
Total debt securities	38,801	22,534	57,009	118,344

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001
Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state				
enterprise debt securities	4,623	19,419	990	25,032
Corporate debt securities	1,290	787	911	2,988
Foreign debt securities	6,478	6,527	2,957	15,962
Total	12,391	26,733	4,858	43,982
Add (less) Allowance for revaluation				
of investments	142	2,730	(11)	2,861
Less Allowance for impairment				
of investments	(2)	(12)	(94)	(108)
Total	12,531	29,451	4,753	46,735
Held-to-maturity securities				
Government and state				
enterprise debt securities	-	-	47,359	47,359
Corporate debt securities	-	-	1,363	1,363
Foreign debt securities	5,081	-	-	5,081
Total	5,081	-	48,722	53,803
Total debt securities	17,612	29,451	53,475	100,538

Gains (losses) related to investments in securities included in the statement of income for the years ended December 31, 2002 and 2001 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31,		THE BANK'S FINANCIAL STATEMENTS December 31,	
	2002	2001	2002	2001
Unrealized gains (losses) on revaluation of trading securities	66	(592)	53	(653)
Gain on transferring investment portfolios	4	198	4	198
Losses on impairment of investment in securities	485	(671)	506	(638)
Gains (losses) on sales of investment in securities				
Trading securities	98	222	97	222
Available-for-sale securities	(227)	315	(221)	316
General investments	280	363	279	362
Investment in subsidiary companies and associated companies	2	(92)	2	(92)
Gains (losses) on investments	708	(257)	720	(285)

Unrealized gains (losses) on available-for-sale securities and held-to-maturity securities presented as at December 31, 2002 and 2001 are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Type of securities	Amortized Cost-net off allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	50,824	7,300	(394)	57,730
Held-to-maturity securities	75,651	3,131	(158)	78,624
Total	126,475	10,431	(552)	136,354

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Type of securities	Amortized Cost-net off allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	53,082	4,914	(855)	57,141
Held-to-maturity securities	54,925	1,223	(712)	55,436
Total	108,007	6,137	(1,567)	112,577

Baht : Million

Type of securities	THE BANK'S FINANCIAL STATEMENTS December 31, 2002			
	Amortized Cost-net off allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	45,902	7,196	(270)	52,828
Held-to-maturity securities	74,262	3,129	(117)	77,274
Total	120,164	10,325	(387)	130,102

Baht : Million

Type of securities	THE BANK'S FINANCIAL STATEMENTS December 31, 2001			
	Amortized Cost-net off allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	49,056	4,860	(777)	53,139
Held-to-maturity securities	53,803	1,215	(690)	54,328
Total	102,859	6,075	(1,467)	107,467

4.4.3 Investments in subsidiaries and associated companies are as follows:

Baht : Million

Company	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002				
	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Research Institute Co., Ltd.	Research	Ordinary	65.0	14.8	8.6
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL	Finance	Ordinary	46.2	1,249.9	1,355.7
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	133.2	134.8
SCB Leasing PCL	Leasing	Ordinary	37.6	39.8	67.1
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	60.2
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	256.6
Siam Panich Leasing PCL	Leasing	Ordinary	22.4	1,103.9	1,011.7

Baht : Million

Company	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
		THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002			
Associated Companies (Continued)					
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	10.7
Siam Children Care Co., Ltd.	Care for Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL	Construction	Ordinary	42.3	159.1	-
Others					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	363.4
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	34.0	-
Total				3,121.8	3,278.8
Less Allowance for impairment of investments				(972.6)	-
Total investments in subsidiary and associated companies-net				2,149.2	3,278.8

Baht : Million

Company	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
		THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001			
Subsidiary Company					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing PCL	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL	Leasing	Ordinary	22.4	1,103.9	862.8
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care for Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL	Construction	Ordinary	42.3	159.1	-

Baht : Million

Company	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
		THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001			
Associated Companies (Continued)					
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	381.0
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	41.5	-
Total				3,102.4	2,908.1
Less Allowance for impairment of investments				(968.7)	-
Total investments in subsidiary and associated companies-net				2,133.7	2,908.1

Baht : Million

Company	Type of Business	Type of Share	Ownership (%)	Cost Method	Equity Method
		THE BANK'S FINANCIAL STATEMENTS December 31, 2002			
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,743.8
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	642.1
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,333.7
The Book Club Finance PCL	Finance	Ordinary and preferred	89.8	2,545.0	768.9
The Samaggi Insurance PCL	Insurance and assurance	Ordinary	58.8	454.6	871.9
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	78.9
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	250.6
Oreo Realty Inc. (United States of America)	Services	Ordinary	100.0	-	-

Baht : Million

Company	Type of Business	Type of Share	THE BANK'S FINANCIAL STATEMENTS December 31, 2002 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies (Continued)					
Services (Continued)					
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	9.9	14.2
SCB Research Institute Co., Ltd.	Research	Ordinary	65.0	14.8	8.6
Sub Sri Thai Warehouse PCL	Warehouse	Ordinary	58.3	146.9	299.1
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	24.9
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	467.6
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	-
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	299.7
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL	Finance	Ordinary	46.2	1,249.9	1,355.7
Siam Commercial New York Life Insurance PCL	Insurance	Ordinary	25.0	133.2	134.8
SCB Leasing PCL	Leasing	Ordinary	37.6	39.8	67.1
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	60.2
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	256.6
Siam Panich Leasing PCL	Leasing	Ordinary	22.4	1,103.9	1,011.7
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	10.7
Siam Children Care Co., Ltd.	Care for Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL	Construction	Ordinary	42.3	159.1	-
Others					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	287.3
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				17,003.6	12,998.1
Less Allowance for impairment of investments				(3,947.8)	-
Total investments in subsidiaries and associated companies-net				13,055.8	12,998.1

Baht : Million

Company	Type of Business	Type of Share	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,886.4
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	598.9
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,167.7
The Book Club Finance PCL	Finance	Ordinary and preferred	89.8	2,545.0	855.8
The Samaggi Insurance PCL	Insurance and assurance	Ordinary	58.5	326.7	723.5
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	69.8
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	258.1
Oreo Realty Inc. (United States of America)	Services	Ordinary	100.0	-	-
Siam Appraisal and Service Co., Ltd.	Services	Ordinary	99.9	3.6	0.6
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	4.0	7.7
SCB Research Institute Co., Ltd.	Research	Ordinary	65.0	24.6	34.0
Sub Sri Thai Warehouse PCL	Warehouse	Ordinary	58.3	146.9	298.5
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	65.2
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	451.0
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	0.4
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	396.6
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	-

Baht : Million

Company	Type of Business	Type of Share	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Ownership (%)	Cost Method	Equity Method
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL	Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing PCL	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL	Leasing	Ordinary	22.4	1,103.9	862.8
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	194.8
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				16,871.1	12,536.1
Less Allowance for impairment of investments				(3,954.2)	-
Total investments in subsidiaries and associated companies-net				12,916.9	12,536.1

The Bank received shares transferred from troubled debt restructuring as at December 31, 2002 and 2001 as follows:

	December 31, 2002 % of paid-up share capital	December 31, 2001 % of paid-up share capital
Available-for-sale securities		
Nawarat Pattanakarn PCL	-	35.8
General securities		
Bangkok Crystal Co., Ltd.	75.1	75.1
Sri-U-Thong Co., Ltd.	42.1	42.3
S.G. Land Co., Ltd.	34.0	-
Thai Baroda Industry Co., Ltd.	31.3	31.3
Nawa 84 Co., Ltd.	25.0	-
CBNP (Thailand) Co., Ltd.	20.8	20.8

The Bank did not record the above securities as investment in subsidiaries and associated companies due to the Bank's intention to hold such investments temporarily.

Information about financial position and results of operations which is summarized from the financial statements of subsidiary companies which are not included in the consolidated financial statements due to being in the process of dissolution or discontinued operations are as follows:

Baht : Million

	As at December 31, 2002 "Unaudited"			As at December 31, 2001 "Audited"		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Siam Commercial Development Co., Ltd.	1.3	-	1.3	347.4	0.1	347.3
Suthakarn Co., Ltd.	5.5	-	5.5	11.2	-	11.2
Thai Manpower Development Co., Ltd.	6.0	-	6.0	1.0	0.1	0.9
Prime Business Co., Ltd.	3.3	-	3.3	2.5	-	2.5
M&M Service Co., Ltd.	0.1	-	0.1	3.3	-	3.3
Sorathon Co., Ltd.	0.1	-	0.1	5.5	-	5.5
Satayu Co., Ltd.	-	20.6	(20.6)	-	19.6	(19.6)
Supapirom Co., Ltd.	2.0	-	2.0	2.0	-	2.0
SCB Advisory Service Co., Ltd.	8.2	-	8.2	8.2	-	8.2
SCB Research Institute Co., Ltd.*	48.8	8.4	40.4	54.5	2.4	52.1
Thai International Property Development Co., Ltd.*	-	-	-	0.5	0.1	0.4
Oreo Realty Inc. (United States of America)*	-	-	-	0.1	3.1	(3.0)
	75.3	29.0	46.3	436.2	25.4	410.8

* Included in the consolidated financial statements of 2001

Baht : Million

	For the years ended							
	December 31, 2002 "Unaudited"				December 31, 2001 "Audited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)
Siam Commercial Development Co., Ltd.	1.0	347.0	(346.0)	(1,383.9)	1.1	82.9	(81.8)	(327.3)
Suthakarn Co., Ltd.	-	5.7	(5.7)	(5,704.6)	-	1.5	(1.5)	(1,540.0)
Thai Manpower Development Co., Ltd.	5.4	0.3	5.1	507.0	-	22.6	(22.6)	(2,258.4)
Prime Business Co., Ltd.	1.9	1.0	0.9	1,762.3	-	21.1	(21.1)	(42,254.9)
M&M Service Co., Ltd.	-	-	-	(3.1)	-	1.2	(1.2)	(1,183.5)
Sorathon Co., Ltd.	-	-	-	(3.0)	-	0.9	(0.9)	(922.2)
Satayu Co., Ltd.	-	1.0	(1.0)	(978.7)	-	1.1	(1.1)	(1,043.1)
Supapirom Co., Ltd.	-	-	-	-	-	-	-	-
SCB Advisory Service Co., Ltd.	-	-	-	-	2.0	0.7	1.3	13.0
SCB Research Institute Co., Ltd.*	1.1	4.9	(3.8)	(0.8)	32.4	29.8	2.6	0.5
Thai International Property Development Co., Ltd.*	-	-	-	-	-	-	-	(3.5)
Oreo Realty Inc. (United States of America)*	-	-	-	-	-	2.3	(2.3)	(23,101.2)
	9.4	359.9	(350.5)		35.5	164.1	(128.6)	

* Included in the consolidated financial statements of 2001

Investments in companies other than subsidiaries and associated companies, of which the Bank holds more than 10% of the paid-up capital in each company, classified by industries, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Banking and finance	3,406	2,848	2,933	2,511
Manufacturing	38	324	30	316
Entertainment and recreation	697	361	697	361
Others	346	364	338	364
	4,487	3,897	3,998	3,552

As at December 31, 2002 and 2001, government bonds classified as available-for-sale securities of Baht 590.0 million, were pledged with the Government Housing Bank in order to comply with its agreement.

As at December 31, 2002, a subsidiary pledged debt securities classified as held-to-maturity securities amounting to Baht 28 million at par value with a government agency.

The Bank and its subsidiaries, which are financial institutions, have investments in a number of securities in which there were problems concerning the companies' financial positions and operating results. The Bank has made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	50.1	-	50.1	80.8	-	80.8
Finance companies controlled by and ordered by BOT to decrease and increase capital						
Bonds	-	-	-	14.9	14.7	-
Listed companies identified for delisting						
Common shares	509.2	139.5	487.5	497.8	413.8	207.4
Bonds	38.4	21.1	19.0	70.1	16.5	54.2
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	2,143.2	330.1	2,034.5	1,227.4	46.6	1,184.8
Bonds	277.9	147.2	203.6	35.0	25.8	11.9

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Bonds	-	-	-	30.8	-	30.8
Listed companies identified for delisting						
Common shares	470.3	114.8	468.9	475.2	409.8	193.0
Bonds	9.0	9.0	-	38.5	3.3	35.2
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	2,083.9	321.1	1,982.7	1,196.4	23.1	1,175.7
Bonds	245.6	132.5	181.1	-	-	-

4.4.4 Disclosure of the statements of cash flows of Chatuchak Assets Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

Chatuchak Asset Management Co., Ltd.
Statements of Cash flows
For the years ended December 31,

		Baht : Million
	2002	**2001**
Cash flows from operating activities		
Net loss	(56.0)	(246.5)
Items to reconcile net loss to net cash received (paid) from operating activities:		
Bad debt and doubtful accounts	137.4	323.4
Gain on sale of securities	(1.2)	(0.4)
Gain on sale of properties foreclosed	(1.3)	-
Amortization of discount on investment	(14.1)	(0.3)
Income (loss) from operations before changes in operating assets and liabilities	64.8	76.2
Operating assets (increase) decrease		
Investment in receivables	89.1	32.0
Accrued interest receivables	2.6	3.3
Properties foreclosed	2.8	-
Other assets	(6.3)	(0.7)
Operating liabilities increase (decrease)		
Other liabilities	(0.3)	0.3
Net cash provided by operating activities	152.7	111.1
Cash flows from investing activities		
Purchase of available-for-sale securities	(5,516.2)	(9,269.5)
Proceeds from sales and maturity of available-for-sale securities	5,373.8	9,158.2
Net cash used in investing activities	(142.4)	(111.3)
Net increase (decrease) in cash and cash equivalents	10.3	(0.2)
Cash and cash equivalents as at January 1,	6.0	6.2
Cash and cash equivalents as at December 31,	16.3	6.0

4.5 Loans and accrued interest receivables

4.5.1 Classified by product:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Overdrafts	62,064	64,801	62,064	64,801
Loans	383,421	351,392	381,752	349,436
Bills	36,427	37,995	34,955	36,822
Others	7,206	5,757	6,339	5,208
Total	489,118	459,945	485,110	456,267
Add Accrued interest receivables	2,619	2,405	2,489	2,250
Less Allowance for doubtful accounts	(71,369)	(17,852)	(69,380)	(15,766)
Allowance for valuation adjustment from debt restructuring	(11,210)	(8,087)	(10,427)	(7,769)
Total	409,158	436,411	407,792	434,982

4.5.2 Classified by maturity:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Up to 1 year*	228,692	266,715	225,874	264,512
Over 1 year	260,426	193,230	259,237	191,755
Accrued interest receivables	2,619	2,405	2,489	2,250
Total	491,737	462,350	487,600	458,517

*Including loans without contracts and past-due

4.5.3 Classified by currency and customer location:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	461,691	5	461,696	434,422	6	434,428
USD	11,289	6,226	17,515	11,770	6,915	18,685
Others	6,907	3,000	9,907	5,071	1,761	6,832
Accrued interest receivables			2,619			2,405
Total			491,737			462,350

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	458,221	4	458,225	431,429	6	431,435
USD	11,289	5,694	16,983	11,770	6,235	18,005
Others	6,907	2,996	9,903	5,071	1,756	6,827
Accrued interest receivables			2,489			2,250
Total			487,600			458,517

4.5.4 Classified by business type and classification:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2002					
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,544	253	270	1,095	3,491	13,653
Manufacturing and commercial	171,115	3,391	6,180	3,716	35,006	219,408
Real estate and construction	50,760	1,747	1,824	1,992	20,876	77,199
Utilities and services	42,907	1,658	885	778	15,404	61,632
Housing loans	84,655	2,108	1,299	5,768	14,704	108,534
Others	593	651	364	976	6,108	8,692
Total	358,574	9,808	10,822	14,325	95,589	489,118
Accrued interest receivables	1,534	73	144	63	805	2,619
Total	360,108	9,881	10,966	14,388	96,394	491,737

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2001					
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,940	533	482	701	2,606	13,262
Manufacturing and commercial	168,808	9,108	5,597	6,132	20,657	210,302
Real estate and construction	47,087	2,204	13,665	4,049	14,522	81,527
Utilities and services	35,440	2,581	3,090	4,275	4,889	50,275
Housing loans	67,001	3,731	2,418	6,310	17,673	97,133
Others	4,984	332	313	463	1,354	7,446
Total	332,260	18,489	25,565	21,930	61,701	459,945
Accrued interest receivables	871	318	472	213	531	2,405
Total	333,131	18,807	26,037	22,143	62,232	462,350

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2002					
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,493	253	270	1,095	3,404	13,515
Manufacturing and commercial	168,680	3,345	6,170	3,587	34,403	216,185
Real estate and construction	53,660	1,719	1,824	1,927	20,262	79,392
Utilities and services	41,779	1,658	885	763	15,299	60,384
Housing loans	84,518	2,104	1,293	5,761	14,484	108,160
Others	2	650	352	976	5,495	7,475
Total	357,132	9,729	10,794	14,109	93,347	485,111
Accrued interest receivables	1,463	70	141	60	755	2,489
Total	358,595	9,799	10,935	14,169	94,102	487,600

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2001					
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,919	533	482	671	2,510	13,115
Manufacturing and commercial	166,404	8,990	5,511	5,982	19,917	206,804
Real estate and construction	50,284	2,088	13,703	3,998	13,774	83,847
Utilities and services	34,376	2,582	3,089	4,269	4,730	49,046
Housing loans	66,830	3,720	2,408	6,300	17,422	96,680
Others	4,845	302	301	463	864	6,775
Total	331,658	18,215	25,494	21,683	59,217	456,267
Accrued interest receivables	791	306	467	204	482	2,250
Total	332,449	18,521	25,961	21,887	59,699	458,517

Due to inequilibrium in demand and supply of the real estate and construction industry, those who engage in such business are facing more difficulty in managing liquidity and in marketing which may affect their ability to repay the loans to the Bank. Nevertheless, real estate and construction loans are collateralized by land, building and construction in progress, appraised by independent appraisers and internal appraisers.

4.5.5 Loan Receivables

As at December 31, 2002, the Bank and its subsidiary have considered recording Baht 35,260.0 million and Baht 35,112.0 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss as a written-back in the consolidated and the Bank's balance sheets in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Notes 2.4, 4.1.2 and 4.6). Such loans had been previously written off in accordance with the BOT's notification dated September 21, 1999 regarding the requirement for the commercial bank to write off the bad debts.

The following pro forma information is provided to present the effects had the aforementioned loans and related allowance for doubtful accounts been recorded in the consolidated and Bank's financial statements for the year ended December 31, 2001, for comparison to the consolidated and the Bank's financial statements for the year ended December 31, 2002.

4.5.5.1 Classified by product:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)
Overdrafts	64,801	-	64,801	64,801	-	64,801
Loans	351,392	33,915	385,307	349,436	33,915	383,351
Bills	37,995	254	38,249	36,822	254	37,076
Others	5,757	-	5,757	5,208	-	5,208
Total	459,945	34,169	494,114	456,267	34,169	490,436
Add Accrued interest receivables	2,405	388	2,793	2,250	388	2,638
Less Allowance for doubtful accounts	(17,852)	(34,557)	(52,409)	(15,766)	(34,557)	(50,323)
Allowance for valuation adjustment from debt restructuring	(8,087)	-	(8,087)	(7,769)	-	(7,769)
Total	436,411	-	436,411	434,982	-	434,982

4.5.5.2 Classified by business type:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)
Agriculture and mining	13,262	1,200	14,462	13,115	1,200	14,315
Manufacturing and commercial	210,302	15,377	225,679	206,804	15,377	222,181
Real estate and construction	81,527	6,410	87,937	83,847	6,410	90,257
Utilities and services	50,275	7,330	57,605	49,046	7,330	56,376
Housing loans	97,133	3,677	100,810	96,680	3,677	100,357
Others	7,446	175	7,621	6,775	175	6,950
Total	459,945	34,169	494,114	456,267	34,169	490,436
Accrued interest receivables	2,405	388	2,793	2,250	388	2,638
Less Allowance for doubtful accounts	(17,852)	(34,557)	(52,409)	(15,766)	(34,557)	(50,323)
Allowance for valuation adjustment from debt restructuring	(8,087)	-	(8,087)	(7,769)	-	(7,769)
Total	436,411	-	436,411	434,982	-	434,982

4.5.6 Classified by type of classification:

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2002			
	Loan and accrued interest	**Loan and accrued interest** (net of collateral per BOT's guideline)	**Allowance per BOT's Guideline** %	**Allowance per Requirement**
Normal	358,594.9	193,314.3	1	1,933.1
Special Mention	9,798.6	4,504.9	2	90.1
Substandard	10,935.4	3,713.4	20	742.7
Doubtful	14,168.8	5,566.2	50	2,783.1
Doubtful Loss	94,102.0	38,151.7	100	38,151.7
	487,599.7	245,250.5		43,700.7
Specific and General allowance				25,679.1
Total				69,379.8

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2001			
	Loan and accrued interest	**Loan and accrued interest** (net of collateral per BOT's guideline)	**Allowance per BOT's Guideline** %	**Allowance per Requirement**
Normal	332,448.9	204,863.4	1	2,007.3
Special Mention	18,521.3	8,001.6	2	153.9
Substandard	25,960.7	15,142.6	20	833.7
Doubtful	21,887.3	8,705.3	50	4,356.8
Doubtful Loss	59,698.4	-	100	-
	458,516.6	236,712.9		7,351.7
Specific and General allowance				8,414.7
Total				15,766.4

The Bank used the BOT's notification dated January 16, 2003, in determining the non-performing loans which consist of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline (see Note 2.4.3) As at December 31, 2002 non-performing loans are Baht 118,257.1 million (December 31, 2001 : Baht 141,506.3 million) or 24.2% (December 31, 2001 : 28.6%) of total loans including loans to financial institutions. As at December 31, 2002, the non-performing loans to financial institutions are Baht 554.2 million (December 31, 2001 : Baht 555.2 million).

Loan Loss Provisioning in Q4/2002

During the fourth quarter ended December 31, 2002, the Bank recognized Baht 16,646 million as a provision for doubtful accounts, which consisted of the increase in the provision for doubtful accounts in the fourth quarter of 2002 under BOT's guideline of Baht 1,248 million and the additional provision for doubtful accounts of Baht 15,398 million as the Bank's management undertook the initiative to adjust the process and procedures for considering the provision for doubtful accounts.

This initiative adjustment of the process and procedures were completed in the fourth quarter of 2002. The refined process included extensive data collection efforts, additional consideration of the borrower's ability to repay outstanding balances based on recent payment history, and other comprehensive loan reviews procedures performed by the Bank's management.

The Bank's management applied the following criteria to estimate the provisions for doubtful accounts for each loan group:

Corporate loans : The Bank performed extensive qualitative review of all types of loans including restructured debts on an individual case basis. The scope of the review was broadened to include additional information obtained, and assessment on a borrower's ability to repay their obligation based on recent payment history was factored into the loan review process. The required amount of provision was estimated by management based on the basis of such criteria as repayment ability, and estimated collateral value, if the expected source of repayment is from the liquidation of collateral, based on the Bank's past experience, business conditions and prospects, and information obtained from industry experts.

SME and consumer loans : Utilizing credit portfolio statistics, the Bank began utilizing loan migration statistics (a four quarter moving average) to estimate deterioration in the portfolio and to establish related provisions for loan under doubtful category.

Based on management's estimate of the ultimate collectibility of its loan portfolio as at December 31, 2002, the Bank has recorded allowance for doubtful accounts which exceeded the minimum allowance required by the guideline of the BOT of Baht 25,679.1 million (December 31, 2001 : Baht 8,414.7 million).

As at December 31, 2002, Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non performing loans of Baht 2,397.4 million (December 31, 2001 : Baht 2,712.0 million). The details of their classified loans according to the criteria specified in the Notification of the BOT are as follows:

Baht : Million

	December 31, 2002			
	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal (see Notes 2.4 and 3.4)	4,691.9	3,789.5	1	7.7
Special Mention	80.9	47.3	2	0.9
Substandard	16.1	12.8	20	2.6
Doubtful	228.1	198.2	50	99.1
Doubtful Loss	2,594.3	1,704.2	100	1,704.2
	7,611.3	5,752.0		1,814.5
Less Allowance for doubtful account transferred				(1,141.5)
Allowance per requirement				673.0
General Allowance				476.8
Total				1,149.8

Baht : Million

	December 31, 2001			
	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's Guideline %	Allowance per Requirement
Normal	4,378.2	3,582.9	1	33.6
Special Mention	267.3	201.4	2	4.0
Substandard	112.8	53.2	20	10.6
Doubtful	276.0	232.9	50	116.4
Doubtful Loss	3,012.8	1,951.3	100	1,993.1
Total	8,047.1	6,021.7		2,157.7
Less Allowance for doubtful account transferred				(1,508.8)
Allowance per requirement				648.9
General Allowance				125.8
Total				774.7

The Bank had loans and accrued interest with borrowers who subsequently developed problems in their financial positions and operating results, causing their loans to become classified assets. The Bank has made appropriate provisions for loan losses as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS							
	December 31, 2002				December 31, 2001			
	No. of Companies	Loans Outstanding	Collateral	Amount of Provision	No. of Companies	Loans Outstanding	Collateral	Amount of Provision
Listed companies identified for delisting	22	3,914.1	1,575.7	1,172.5	23	3,646.2	1,386.1	1,267.8

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS							
	December 31, 2002				December 31, 2001			
	No. of Companies	Loans Outstanding	Collateral	Amount of Provision	No. of Companies	Loans Outstanding	Collateral	Amount of Provision
Listed companies identified for delisting	17	3,743.9	1,567.9	959.9	17	3,408.8	1,363.2	1,042.0

4.5.7 Troubled debt restructuring

The consolidated and the Bank's financial statements for the years ended December 31, 2002 and 2001, include the result of various types of troubled debt restructuring including transfer of assets and equity securities, changes in repayment condition, and mixed types as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Transfers of assets	7	193.8	70.1	Immovable properties	86.7
Debt restructuring in various forms	1,087	14,679.0	14,213.6	Immovable properties and shares	52.0
Changes of repayment conditions	5,489	13,884.5	13,693.4		
Total	6,583	28,757.3	27,977.1		

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Transfers of assets	1	461.7	461.7	Immovable properties	461.7
Debt restructuring in various forms	1,559	33,371.0	32,583.4	Immovable properties and shares	4,491.1
Changes of repayment conditions	4,381	9,552.6	9,371.3		
Total	5,941	43,385.3	42,416.4		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Debt restructuring in various forms	1,070	14,323.6	14,005.5	Immovable properties and shares	48.8
Changes of repayment conditions	5,438	12,907.8	12,907.0		
Total	6,508	27,231.4	26,912.5		

Baht : Million

Types of Restructuring	THE BANK'S FINANCIAL STATEMENTS December 31, 2001				
	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Transfers of assets	1	461.7	461.7	Immovable properties	461.7
Debt restructuring in various forms	1,526	32,480.1	31,798.6	Immovable properties and shares	4,475.0
Changes of repayment conditions	4,348	8,627.2	8,625.6		
Total	5,875	41,569.0	40,885.9		

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	2002		2001	
	No. of Companies	The Outstanding Debts	No. of Companies	The Outstanding Debts
Debt restructuring	6,583	28,757.3	5,941	43,385.3
Total outstanding companies as at December 31,	166,138	495,077.6	167,444	500,314.7

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	2002		2001	
	No. of Companies	The Outstanding Debts	No. of Companies	The Outstanding Debts
Debt restructuring	6,508	27,231.4	5,875	41,569.0
Total outstanding companies as at December 31,	165,573	488,596.6	166,817	493,776.9

As at December 31, 2002, the Bank has outstanding loans to the restructured debtors including accrued interest of Baht 141,742.6 million (December 31, 2001 : Baht 163,472.6 million) in the consolidated financial statements and Baht 138,431.2 million (December 31, 2001 : Baht 160,029.1 million) in the Bank's financial statements. The average term of debt restructuring as at December 31, 2002 is 10.1 years (December 31, 2001 : 12.2 years).

Information relating to restructured debtors for the years ended December 31, 2002 and 2001 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Interest income recognized in the statement of income	6,218.4	6,147.5	6,077.4	5,947.8
Loss from debt restructuring recognized in the statement of income	859.5	5,444.0	849.5	5,420.4
Cash collection	9,204.8	11,806.5	8,631.9	11,256.4
Additional loans to restructured debtors	169.0	19.7	169.0	19.7

4.5.8 Transfer of loan receivables

For the years ended December 31, 2002 and 2001, the Bank transferred a portion of sub-quality assets with a book value of Baht 3,560.5 million and Baht 7,477.3 million, respectively (net of allowance for doubtful accounts of Baht 957.3 million and Baht 6,062.1 million, respectively) to TAMC according to the Asset Transfer Agreement. In addition Chatuchak Assets Management Co., Ltd. which is Bank's subsidiary also transferred sub-quality assets with a book value of Baht 498.7 million (net of allowance for doubtful accounts of Baht 340.9 million) to the TAMC. The Bank and its subsidiary received the promissory notes of Baht 8,678.0 million for transferring such assets. The remaining amount is in the process of reviewing and considering the information by TAMC. (see Notes 4.1.2, 4.4.1 and 4.19)

4.6 Allowance for doubtful accounts

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,037	157	835	4,440	743	9,640	17,852
Bad debt and doubtful accounts	(101)	(67)	(90)	(1,616)	6,692	19,406	24,224
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(4,009)	-	(4,009)
Others	-	-	-	-	35,255	(2,339)	32,916
Ending balance	1,936	90	745	2,824	39,067	26,707	71,369

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,106	348	1,459	2,794	716	10,215	17,638
Bad debt and doubtful accounts	(69)	(191)	(625)	1,646	8,568	(5,246)	4,083
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,823)	-	(9,823)
Others	-	-	-	-	167	4,672	4,839
Ending balance	2,037	157	834	4,440	743	9,641	17,852

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,007	154	834	4,357	-	8,415	15,767
Bad debt and doubtful accounts	(74)	(64)	(91)	(1,574)	6,578	19,201	23,976
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(3,924)	-	(3,924)
Others	-	-	-	-	35,112	(1,937)	33,175
Ending balance	1,933	90	743	2,783	38,152	25,679	69,380

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS						
	December 31, 2001						
	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,072	348	1,459	2,777	-	8,501	15,157
Bad debt and doubtful accounts	(65)	(194)	(625)	1,580	8,354	(5,263)	3,787
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,592)	-	(9,592)
Others	-	-	-	-	123	5,176	5,299
Ending balance	2,007	154	834	4,357	-	8,414	15,766

Revaluation allowances for debt restructuring are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31,		December 31,	
	2002	2001	2002	2001
Beginning balance	8,087.2	7,910.4	7,768.6	7,651.4
Increase during the year	3,122.5	176.8	2,658.7	117.2
Ending balance	11,209.7	8,087.2	10,427.3	7,768.6

4.7 Classified assets

The Bank, Book Club Finance PCL, and Chatuchak Assets Management Co,. Ltd. have the classified assets according to the guideline of the BOT which consist of loans including financial institutions and accrued interest income, investments, property foreclosed and other assets as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2002					
	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other Assets	Total
Normal	359,453.7	3,170.1	-	-	-	362,623.8
Special Mention	9,878.7	107.9	-	-	-	9,986.6
Substandard	10,951.4	-	-	-	-	10,951.4
Doubtful	14,347.4	-	-	-	-	14,347.4
Doubtful Loss	95,817.3	7.3	9,094.4	1,795.9	50.6	106,765.5
	490,448.5	3,285.3	9,094.4	1,795.9	50.6	504,674.7

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	332,627.0	2,787.5	-	-	-	335,414.5
Special Mention	18,769.4	-	-	-	-	18,769.4
Substandard	26,020.8	-	-	-	-	26,020.8
Doubtful	22,149.0	-	-	-	-	22,149.0
Doubtful Loss	61,585.9	-	10,692.6	1,030.2	39.7	73,348.4
	461,152.1	2,787.5	10,692.6	1,030.2	39.7	475,702.1

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	358,594.9	3,373.4	-	-	-	361,968.3
Special Mention	9,798.6	107.9	-	-	-	9,906.5
Substandard	10,935.4	-	-	-	-	10,935.4
Doubtful	14,168.8	-	-	-	-	14,168.8
Doubtful Loss	94,102.0	7.3	9,094.4	1,773.7	50.6	105,028.0
	487,599.7	3,488.6	9,094.4	1,773.7	50.6	502,007.0

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	332,448.9	2,787.5	-	-	-	335,236.4
Special Mention	18,521.3	-	-	-	-	18,521.3
Substandard	25,960.7	-	-	-	-	25,960.7
Doubtful	21,887.3	-	-	-	-	21,887.3
Doubtful Loss	59,698.4	-	10,692.6	1,014.9	39.7	71,445.6
	458,516.6	2,787.5	10,692.6	1,014.9	39.7	473,051.3

4.8 Properties foreclosed

As at December 31, 2002 and 2001, properties foreclosed consist of the following:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31,			
Type of properties foreclosed	**2001**	**Addition**	**Disposal**	**2002**
Foreclosure assets				
Immovable assets	12,102	3,689	(1,757)	14,034
Movable assets	2	-	-	2
Total	12,104	3,689	(1,757)	14,036
Others	615	-	(59)	556
Total property foreclosed	12,719	3,689	(1,816)	14,592
Less Allowance for impairment of assets	(1,030)	(913)	-	(1,943)
Total property foreclosed, net	11,689	2,776	(1,816)	12,649

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31,			
Type of properties foreclosed	**2000**	**Addition**	**Disposal**	**2001**
Foreclosure assets				
Immovable assets	9,895	3,999	(1,792)	12,102
Movable assets	2	-	-	2
Total	9,897	3,999	(1,792)	12,104
Others	864	61	(310)	615
Total property foreclosed	10,761	4,060	(2,102)	12,719
Less Allowance for impairment of assets	(955)	(75)	-	(1,030)
Total property foreclosed, net	9,806	3,985	(2,102)	11,689

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31,			
Type of properties foreclosed	**2001**	**Addition**	**Disposal**	**2002**
Foreclosure assets				
Immovable assets	11,805	3,585	(1,743)	13,647
Others	615	-	(59)	556
Total property foreclosed	12,420	3,585	(1,802)	14,203
Less Allowance for impairment of assets	(1,015)	(906)	-	(1,921)
Total property foreclosed, net	11,405	2,679	(1,802)	12,282

Baht : Million

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS December 31, 2000	Addition	Disposal	2001
Foreclosure assets				
Immovable assets	9,759	3,837	(1,791)	11,805
Others	864	61	(310)	615
Total property foreclosed	10,623	3,898	(2,101)	12,420
Less Allowance for impairment of assets	(944)	(71)	-	(1,015)
Total property foreclosed, net	9,679	3,827	(2,101)	11,405

4.9 Premises and equipment:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

	Cost					Accumulated depreciation					Allowance for	Net
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depre-ciation	Disposals	Other	Ending balance	impairment of assets	premises and equipment
Land												
Cost	5,762	1	(4)	2	5,761	-	-	-	-	-	(457)	5,304
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	15,220	5	(28)	93	15,290	(5,355)	(734)	11	(19)	(6,097)	(311)	8,882
Appraisal increase (year 2000)	4,085	-	-	-	4,085	(123)	(123)	-	-	(246)	-	3,839
Equipment	10,995	885	(52)	(73)	11,755	(9,173)	(752)	41	71	(9,813)	-	1,942
Others	13	37	(1)	(2)	47	(1)	-	-	1	-	-	47
Total	40,696	928	(85)	20	41,559	(14,652)	(1,609)	52	53	(16,156)	(768)	24,635
Depreciation for the year - 2002												1,494
- 2001												1,632

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Cost					Accumulated depreciation					Allowance for impairment of assets	Net premises and equipment
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depre-ciation	Disposals	Other	Ending balance		
Land												
Cost	4,147	1	(4)	3	4,147	-	-	-	-	-	(457)	3,690
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	9,832	5	(22)	23	9,838	(3,642)	(473)	6	(3)	(4,112)	(311)	5,415
Appraisal increase (year 2000)	4,085	-	-	-	4,085	(123)	(123)	-	-	(246)	-	3,839
Equipment	10,328	773	(20)	(74)	11,007	(8,700)	(685)	15	72	(9,298)	-	1,709
Others	12	35	-	-	47	-	-	-	-	-	-	47
Total	33,025	814	(46)	(48)	33,745	(12,465)	(1,281)	21	69	(13,656)	(768)	19,321
Depreciation for the year - 2002												1,167
- 2001												1,314

4.10 Other assets

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31,		THE BANK'S FINANCIAL STATEMENTS December 31,	
	2002	2001	2002	2001
Interest receivable on investments	1,626	1,858	1,601	1,833
Customer insurance premium and legal deposits with court	909	932	908	932
Leasehold improvements - net	729	822	499	522
Others	1,625	1,679	795	734
Total	4,889	5,291	3,803	4,021

4.11 Deposits

4.11.1 Classified by product:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31,		THE BANK'S FINANCIAL STATEMENTS December 31,	
	2002	2001	2002	2001
Demand	19,965	17,174	19,237	16,872
Savings	210,273	182,414	207,624	180,244
Fixed				
Less than 6 months	233,604	280,994	231,951	278,647
6 months and up to 1 year	21,489	25,890	20,926	25,804
Over 1 year	80,056	86,699	79,727	86,594
Negotiable certificates of deposit	9,117	12,809	9,137	12,829
Total	574,504	605,980	568,602	600,990

4.11.2 Classified by maturity:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31,		THE BANK'S FINANCIAL STATEMENTS December 31,	
	2002	2001	2002	2001
Up to 1 year*	534,127	560,735	528,206	555,724
Over 1 year	40,377	45,245	40,396	45,266
Total	574,504	605,980	568,602	600,990

*Including past-due agreements.

4.11.3 Classified by currency and customer location:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	560,953	963	561,916	587,855	545	588,400
USD	7,685	4,413	12,098	8,595	7,373	15,968
Others	350	140	490	464	1,148	1,612
Total	568,988	5,516	574,504	596,914	9,066	605,980

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	558,228	963	559,191	585,370	545	585,915
USD	4,526	4,412	8,938	6,104	7,372	13,476
Others	333	140	473	451	1,148	1,599
Total	563,087	5,515	568,602	591,925	9,065	600,990

4.12 Interbank and money market items (Liabilities)

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	1,613	1,613	-	1,283	1,283
Commercial banks	402	1	403	357	198	555
Other banks	20	396	416	26	1,140	1,166
Finance companies, Finance and securities companies, securities companies and credit foncier companies	1,591	128	1,719	1,416	190	1,606
Other financial institutions	790	1,935	2,725	1,257	1,873	3,130
Total domestic items	2,803	4,073	6,876	3,056	4,684	7,740
Foreign items :						
USD	630	27	657	349	2,413	2,762
YEN	8	1,078	1,086	17	-	17
DM	-	-	-	2	-	2
Others	90	81	171	600	295	895
Total foreign items	728	1,186	1,914	968	2,708	3,676
Total domestic and foreign items	3,531	5,259	8,790	4,024	7,392	11,416

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	1,613	1,613	-	1,283	1,283
Commercial banks	392	1	393	316	198	514
Other banks	20	396	416	26	1,140	1,166
Finance companies, Finance and securities companies, securities companies and credit foncier companies	1,821	128	1,949	1,373	190	1,563
Other financial institutions	770	1,935	2,705	1,257	1,873	3,130
Total domestic items	3,003	4,073	7,076	2,972	4,684	7,656
Foreign items :						
USD	629	27	656	349	2,413	2,762
YEN	8	1,078	1,086	17	-	17
DM	-	-	-	2	-	2
Others	199	81	280	663	295	958
Total foreign itmes	836	1,186	2,022	1,031	2,708	3,739
Total domestic and foreign items	3,839	5,259	9,098	4,003	7,392	11,395

4.13 Securities sold under repurchase agreements

As at December 31, 2002, the Bank has securities sold under repurchase agreements which are Financial Institutions Development Fund's bonds and government agencies' securities in the consolidated financial statements of Baht 40 million (December 31, 2001 : 10 million).

4.14 Borrowings

Borrowings consist of:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds	5,146	3,810	8,956	4,730	3,810	8,540
Subordinated notes	8,595	8,267	16,862	9,032	8,314	17,346
Others	19	-	19	30	-	30
Total	13,760	12,077	25,837	13,792	12,124	25,916

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds	4,709	3,810	8,519	4,730	3,810	8,540
Subordinated notes	8,638	8,267	16,905	8,638	8,314	16,952
Others	18	-	18	30	-	30
Total	13,365	12,077	25,442	13,398	12,124	25,522

On November 29, 1993, the shareholders passed a resolution to issue up to US$ 180.0 million subordinated convertible bonds in the foreign market, such bonds can be redeemed or converted into ordinary shares within 10 years. In January, 1994 the Bank offered US$ 160.0 million or approximately Baht 4,088.0 million of subordinated convertible bonds to foreign investors at an interest rate of 3.25% per annum and conversion price equal to Baht 254 at an exchange rate of US$ 1 to Baht 25.55 on the condition that the Bank may convert or redeem the bonds before maturity. The conversion price was adjusted to Baht 223.51 effective from December 9, 1997. As at December 31, 2002 and 2001 the amount of subordinated convertible bonds which have not been converted are Baht 3,809.9 million. The ordinary shares of 20 million shares are reserved as accommodation for the convertible bonds. (see Note 4.16.2)

On December 29, 1994 the Bank issued subordinated notes of Yen 5,000 million, repayable in 10 years, with interest rate of 5.6 % per annum, payable annually.

On March 15, 1996, the Bank issued subordinated notes of US$ 150 million, repayable in 10 years, with interest rate of 7.5% per annum, payable twice a year.

On October 16, 1998, the Bank issued subordinated convertible bonds of Baht 6,000 million to domestic investors, at an interest rate of the highest rate of the Bank's three-month fixed deposit plus 1.25% per annum. Such bonds can be redeemed or converted into ordinary shares within 7 years. The conversion price is Baht 30. The ordinary shares of 200 million shares are reserved as accommodation for the convertible bonds (see Note 4.16.2). As at December 31, 2002, convertible bonds which have not yet been converted are Baht 4,708.7 million (December 31, 2001: Baht 4,729.9 million).

As at December 31, 2002 and 2001 the Bank has issued several subordinated bonds totaling Baht 8,638.0 million, repayable in the years 2009-2010, with fixed interest rates ranging between 3.5% - 6% per annum, payable annually.

4.15 Other Liabilities

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Accrued expenses	2,629	2,158	2,558	1,885
Marginal deposit	264	330	247	200
Withholding tax payable	236	265	217	237
Other	1,632	1,219	218	324
Total	4,761	3,972	3,240	2,646

4.16 Share capital

4.16.1 Preferred shares and its covered warrants

On May 10, 1999, the Bank issued 2,500 million shares of non-cumulative convertible voting preferred shares at Baht 26 each; 1,250 million shares were issued to the Ministry of Finance and another 1,250 million shares were issued together with covered warrants to other investors. One covered warrant has the right to purchase one preferred share from the Ministry of Finance within 3 years at Baht 29.46 each. They were expired since May 10, 2002 and there were no applications to exercise the warrants.

After the Bank has available profit after loan loss provision with no accumulated loss and having adequate capital fund, the holders of preferred shares have preferential right to receive a non-cumulative dividend of 5.25% of the issued price, or Baht 1.37 per annum per share before the dividend payment to ordinary shares. However, there may be some events incurred causing the Bank to pay dividend less than such rate. In the year that the ordinary shareholders are paid dividends at the rate higher than that paid to the preferred shareholders, the Bank shall pay a dividend to the preferred shareholders equal to the dividend paid to the ordinary shareholders.

The preferred shares are the convertible preferred shares which the preferential right will be expired on May 9, 2009. At the expiry date, the preferred shares must be converted to ordinary shares. However, in the case that the preferred shareholders want to exercise their convertible rights, it can be done at the end of each quarter.

As at December 31, 2002, unissued authorized preferred shares are as follows:

- 116 million preferred shares are reserved to accommodate possible exercise of the warrants that were issued in accordance with the resolution of the extraordinary shareholders' meeting No.1/1997 on November 28, 1997. On June 22, 1999, the Bank issued 115,000,883 warrants, expired within 5 year, at exercise price of Baht 38.70 per share. As at December 31, 2002, 115,942,333 prefered shares (December 31, 2001 : 115,942,333 shares) are reserved and 114,943,216 warrants (December 31,2001 : 114,943,216 warrants) are outstanding.
- 150 million shares are reserved to accommodate possible exercise of the staff warrants which may be issued in accordance with the resolution of the 177th ordinary shareholders' meeting on April 3, 2000. As at December 31, 2002, the staff warrants have not yet been issued.
- 3,571,416,105 preferred shares (December 31, 2001 : 3,556,887,122) are registered to be offered for sales at private placement but not yet issued and called up.

4.16.2 Ordinary shares

As at December 31, 2002, unissued ordinary shares, are as follows:

- 20 million shares are to be accommodated for possible conversion of the subordinated convertible bonds (see note 4.14) that were issued and sold in foreign markets according to the resolution of the extraordinary shareholder's meeting No.3/1993 dated November 29, 1993. As at December 31, 2002 and 2001, 18,905,074 shares are outstanding.
- 200 million shares are to be accommodated for possible conversion of subordinated convertible bonds (see note 4.14) that were issued and sold in domestic markets according to the resolution of the extraordinary shareholders' meeting No.1/1998 dated July 2, 1998. As at December 31, 2002, parts of subordinated convertible bonds were converted to 43,043,641 ordinary shares (December 31, 2001 : 42,336,975 shares) at Baht 30 each and 156,956,359 ordinary shares (December 31, 2001 : 157,663,025 shares) are outstanding.

4.16.3 Capital funds

The Bank and the subsidiaries which are financial institutions are subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at December 31, 2002 and 2001, the Bank's total capital funds can be categorized as follows:

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2002	December 31, 2001
Tier 1 Capital		
Issued and paid-up share capital	31,319	31,311
Premium on share capital	55,577	55,563
Legal reserve	695	695
Others	23,081	23,081
Net loss after appropriations	(74,550)	(62,467)
Total Tier 1 capital	36,122	48,183
Tier 2 Capital		
Unrealized increment per assets appraisal	5,119	5,216
Subordinated convertible bonds	2,645	4,362
Subordinated notes	12,855	14,582
Allowance for classified assets of "normal" category and excess allowance	5,555	5,879
Total Tier 2 Capital	26,174	30,039
Less Investment in other financial institutions' Tier 2 Capital	(234)	(299)
Total Capital Funds	62,062	77,923
Total Capital / Total Risk Assets	14.0%	16.6%
Total Tier 1 Capital / Total Risk Assets	8.1%	10.3%
Total Tier 2 Capital / Total Risk Assets	5.9%	6.3%

4.17 Legal reserve

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are public companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

4.18 Other reserves

As at December 31, 2002 and 2001 other reserve amounting to Baht 23,081 million is set without having specific objective.

4.19 Contingencies

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,483	-	1,483	1,064	-	1,064
Guarantees of loans	296	1,415	1,711	358	3,399	3,757
Liability under unmatured import bills	385	3,272	3,657	255	3,004	3,259
Other guarantees	37,361	11,973	49,334	36,159	9,800	45,959
Letters of credit	551	5,847	6,398	827	7,986	8,813
Exchange rate contracts						
Bought	-	45,810	45,810	-	51,764	51,764
Sold	-	125,490	125,490	-	130,719	130,719
Interest rate contracts						
Bought	23,730	27,970	51,700	1,890	13,479	15,369
Sold	23,730	27,970	51,700	1,890	15,247	17,137
Amount of unused bank overdraft	59,010	196	59,206	59,551	124	59,675
Other	26	280	306	21	617	638
Total	146,572	250,223	396,795	102,015	236,139	338,154

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	December 31, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,483	-	1,483	1,064	-	1,064
Guarantees of loans	296	1,415	1,711	358	3,399	3,757
Liability under unmatured import bills	385	3,272	3,657	255	3,004	3,259
Other guarantees	37,361	11,973	49,334	36,159	9,800	45,959
Letters of credit	551	5,808	6,359	827	7,903	8,730
Exchange rate contracts						
Bought	-	45,810	45,810	-	51,764	51,764
Sold	-	125,490	125,490	-	130,719	130,719

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	December 31, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Interest rate contracts						
Bought	23,730	27,970	51,700	1,890	13,479	15,369
Sold	23,730	27,970	51,700	1,890	15,247	17,137
Amount of unused bank overdraft	59,010	-	59,010	59,551	-	59,551
Other	-	195	195	-	565	565
Total	146,546	249,903	396,449	101,994	235,880	337,874

As at December 31, 2002 and 2001, the Bank has contingencies in the same amount of Baht 338.2 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997.

As at December 31, 2002 and 2001, the Bank has intention to provide financial support to a subsidiary which is a financial institution in Thailand to continue as a going concern for at least 12 months.

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified term. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund. (see Notes 4.1.2, 4.4.1 and 4.5.8)

The Bank and TAMC agreed to recognize any profits and losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits and losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits and losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and transfer price of sub-quality assets transferred to TAMC. The residual amount of profit portion will be all given to TAMC. The Bank will take the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. The residual amount of the loss portions will be absorbed by TAMC.

4.20 Earning (Loss) Per Share

Earning (loss) per share for the years ended December 31, 2002 and 2001, are calculated as follows:

	Net Income (Loss)		Weighted Average Number of Common Shares		Earning (Loss) Per Share	
	2002 Million Baht	2001 Million Baht	2002 Million Shares	2001 Million Shares	2002 Baht	2001 Baht
Basic earning (loss) per share						
Net income	(12,488)	405	969	811	(12.89)	0.50
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	-	2,320		
Diluted earnings (losses) per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	(12,488)	405	969	3,131	-	0.13

As the Bank still has accumulated deficit, the participating right of the preferred shares has not been taken into consideration in calculating basic earnings (losses) per share for the years ended December 31, 2002 and 2001.

4.21 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is quoted in accordance with the Bank's regulations.

Interest rate and other pricing for other related parties are quoted at the same rate as in the normal business with the same business condition as general customers.

4.21.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each company's paid-up capital are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Companies with at least 10% ownership				
Loans	22,001	22,621	25,439	26,365
Deposits	1,933	3,169	2,557	3,413
Commitments	4,134	5,884	4,158	5,908
Officers from departmental Managers upward				
Loans	124	113	124	113
Deposits	289	181	289	181

4.21.2 Investments in subsidiaries and associated companies are described in Note 4.4.3. Investments in related companies in which the Bank is a shareholder and/or management are directors as at December 31, 2002 and 2001, are as follows:

Baht : Million

Company	Type of Business	December 31, 2002					
		THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
		Paid-up Capital	Percentage of Ownership	Net Investment	Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co, Ltd.	Finance	30	15.0	5	30	15.0	5
Initial Investment Co., Ltd.	Finance	2	15.0	-	2	15.0	-
Services							
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	-	180	10.0	-
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS Real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Sino-Thai Resources Development PCL	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	[KYAT] 1	10.0	1	[KYAT] 1	10.0	1

[KYAT] = KYAT Currency

Baht : Million

Company	Type of Business	December 31, 2002 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Related Companies (Shareholding through debt restructure process)							
ITV PCL	Entertainment	5,750	13.6	697	5,750	13.6	697
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
Siam General Factoring PCL	Finance	683	12.7	47	683	12.7	47
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
SG Land Co., Ltd.	Real Estate	225	34.0	-	225	34.0	-
Wongpaitoon PCL	Industry	6,048	14.7	-	6,048	14.7	-
Sri U Thong Co., Ltd.	Real Estate	1,084	42.1	-	1,084	42.1	-
Siam Media & Communication Co., Ltd.	Entertainment	700	33.3	-	700	33.3	-
Siam Sat Net work Co., Ltd.	Communication	113	27.2	-	113	27.2	-
The Dheves Insurance PCL	Insurance	120	15.8	220	120	15.8	220
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	27	586	13.0	27
Nawa 84 Co., Ltd.	Other	1,203	25.0	137	1,203	25.0	137
				1,349			1,349

Baht : Million

Company	Type of Business	December 31, 2001 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Initial Investment Co., Ltd.	Finance	2	15.0	-	2	15.0	-
Services							
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
BNH Medical Centre Co., Ltd.	Hospital	744	11.9	16	744	11.9	16
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	2	180	10.0	2
Pattanadhorn Co., Ltd.	Services	48	10.0	3	48	10.0	3
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
The Siam Administrative Management Co., Ltd.	Services	30	10.7	6	30	10.7	6
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Asian Marine Services PCL	Services	170	10.0	7	170	10.0	7
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS Real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
SG star property Co., Ltd.	Real Estate	60	17.0	-	60	17.0	-
Others							
Singburi Sugar Co., Ltd.	Industry	75	19.0	-	75	19.0	-
Sino-Thai Resources Development PCL	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1

KYAT = KYAT Currency

Baht : Million

Company	Type of Business	December 31, 2001 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Related Companies (Shareholding through debt restructure process)							
ITV PCL	Entertainment	4,250	18.5	361	4,250	18.5	361
Nawarat Pattanakarn PCL	Real Estate	1,813	35.8	156	1,813	35.8	156
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
Siam General Factoring PCL	Finance	683	12.7	13	683	12.7	13
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
SG Land Co., Ltd.	Real Estate	225	12.0	-	225	12.0	-
Wongpaitoon PCL	Industry	6,328	14.1	276	6,328	14.1	276
Sri U Thong Co., Ltd.	Real Estate	1,092	42.3	-	1,092	42.3	-
Siam Media & Communication Co., Ltd.	Entertainment	700	33.3	-	700	33.3	-
Siam Sat network Co., Ltd.	Communication	113	27.2	-	113	27.2	-
The Dheves Insurance PCL	Insurance	120	15.8	177	120	15.8	177
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Sonoco Asia Corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Alcan Nikkei Thai Co., Ltd.	Industry	100	12.4	9	100	12.4	9
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
				1,247			1,247

4.21.3 Related transactions between the Bank and subsidiaries, associates, and related companies, which are made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at December 31, 2002, are as follows:

Baht : Million

	December 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	16
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	22	5
SCB Securities Co., Ltd.	-	-	150	308
The Book Club Finance PCL	-	-	32	-
The Samaggi Insurance PCL	-	-	-	50
Services				
SCB Business Services Co., Ltd.	-	-	-	45
SCB Training Centre Co., Ltd.	-	-	95	8
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Pitiwat Co., Ltd.	-	-	-	8
SCB Research Institute Co., Ltd.	-	14	-	14
Sub Sri Thai Warehouse PCL	-	-	-	4
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	-	22
Mahisorn Co., Ltd.	-	-	3,526	43
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	115
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL	-	11	-	11
Siam Commercial New York Life Insurance PCL	-	34	-	34
The SCB Leasing PCL	2,782	6	2,782	6
SCB Asset Management Co., Ltd.	-	2	-	2
The Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL	221	82	51	82
Service				
Siam Niti Law Office Co., Ltd.	-	10	-	10

Baht : Million

	December 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (Continued)				
Real Estate				
Christiani & Nielsen (Thai) PCL	80	35	80	35
Christiani & Nielsen (England) Co., Ltd.	409	-	409	-
Christiani & Nielsen Construction Co., Ltd.	43	-	43	-
Others				
Nobleclear Holding (BVI) Ltd.	1,341	-	1,341	-
SCB Biotech Co., Ltd.	-	2	-	2
Related Companies (10 % to 20 % Ownership)				
Finance & Insurance	307	48	307	48
Service	228	29	228	29
Real Estate	-	3	-	3
Others	561	13	561	13
Major-shareholder (10 % to 20 % Ownership)				
The Crown Property Bureau	-	922	-	922
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	4	106	4	106
Associated Companies				
- Siam Sindhorn Co., Ltd.	5,681	43	5,681	43
- Others	1,700	315	1,700	315
Related Company (Shareholding through debt restructure process)				
ITV PCL	828	86	828	86
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP Co., Ltd.	309	-	309	-
Siam General Factoring PCL	399	1	399	1
Bangkok Crystal Co., Ltd.	347	1	347	1
SG Land Co., Ltd.	1,268	24	1,268	24
Wongpaitoon PCL	1,020	17	1,020	17
Sri U Thong Co., Ltd.	97	9	97	9
Siam Media and Communication Co., Ltd.	1,317	4	1,317	4
Siam Sat Network Co., Ltd.	450	5	233	5
The Dheves Insurance PCL	-	24	-	24
Fuel Pipeline Transportation Co., Ltd.	1,159	22	1,159	22
Sonoco Asia Corporation (Thailand) Ltd.	2	-	2	-
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	23	-	23
Thai Baroda Industries Co., Ltd.	1,056	8	1,056	8
BNH Medical Co., Ltd.	392	21	392	21
	22,001	1,933	25,439	2,557

Outstanding loans and deposits as at December 31, 2001, were as follows:

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	6
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	14
SCB Securities Co., Ltd.	-	-	-	73
The Book Club Finance PCL	-	-	55	-
The Samaggi Insurance PCL	-	-	-	32
Services				
SCB Business Services Co., Ltd.	-	-	-	24
SCB Training Centre Co., Ltd.	-	-	99	1
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Appraisal and Service Co., Ltd.	-	-	-	8
Siam Pitiwat Co., Ltd.	-	-	3	2
SCB Research Institute Co., Ltd.	-	-	-	8
Sub Sri Thai Warehouse PCL	-	-	-	6
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	39	25
Mahisorn Co., Ltd.	-	-	3,765	28
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	17
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL	-	54	-	54
Siam Commercial New York Life Insurance PCL	-	69	-	69
The SCB Leasing PCL	460	6	460	6
SCB Asset Management Co., Ltd.	-	1	-	1
The Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL	391	60	391	60
Service				
Siam Niti Law Office Co., Ltd.	-	13	-	13

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (Continued)				
Real Estate				
Christiani & Nielsen (Thai) PCL	99	51	99	51
Christiani & Nielsen (England) Co., Ltd.	379	-	379	-
Christiani & Nielsen Construction Co,. Ltd.	41	-	41	-
TSS Real Estate Co., Ltd.	300	-	300	-
Others				
The Siam Sanwa International Co., Ltd.	17	4	17	4
Thai Hoya Lens Co., Ltd.	-	39	-	39
SCB Biotech Co., Ltd.	-	17	-	17
Related Companies (10 % to 20 % Ownership)				
Finance & Insurance	369	14	369	14
Service	956	67	956	67
Real Estate	516	3	516	3
Others	2,133	48	2,133	48
Major-shareholder (10 % to 20 % Ownership)				
The Crown Property Bureau	-	2,063	-	2,063
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	988	157	988	157
Associated Companies				
- Siam Sindhorn Co., Ltd.	6,780	4	6,780	4
- Other	2,546	86	2,546	86
Related Company (Shareholding through debt restructure process)				
ITV PCL	877	28	877	28
Nawarat Pattanakarn PCL	190	106	190	106
CBNP Co., Ltd.	309	-	309	-
Siam General Factoring PCL	187	12	187	12
Bangkok Crystal Co., Ltd.	342	-	342	-
SG Land Co., Ltd.	771	24	771	24
Wongpaitoon PCL	1,032	11	1,032	11
Sri U Thong Co., Ltd.	65	23	65	23
Siam Media and Communication Co., Ltd.	85	4	85	4
Siam Sat Network Co., Ltd.	451	8	234	8
The Dheves Insurance PCL	-	84	-	84
Fuel Pipeline Transportation Co., Ltd.	1,392	2	1,392	2
Sonoco Asia Corporation (Thailand) Ltd.	2	-	2	-
Supapirom Co., Ltd.	-	1	-	1
Donmuang International Airport Hotel Co., Ltd.	-	96	-	96
Thai Baroda Industries Co., Ltd.	943	4	943	4
	22,621	3,169	26,365	3,413

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the period ended December 30, 2002 and 2001, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2002		December 31, 2001	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated Companies	163	159	211	161
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated Companies	4	58	11	65
Major-shareholder	1	7	2	8

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2002		December 31, 2001	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiary Companies	243	41	249	35
Associated Companies	156	137	205	140
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiary Companies	3	209	5	321
Associated Companies	4	49	11	57
Major-shareholder	1	7	2	8

Outstanding contingencies as at December 31, 2002 and 2001, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS Contingencies		THE BANK'S FINANCIAL STATEMENTS Contingencies	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
Subsidiary Companies	23	24	23	24
Associated Companies	1,614	1,175	1,614	1,175
Related Companies (10% to 20% ownership)	219	326	219	326
Major-shareholder	1	1	1	1
Subsidiaries and associated companies of major-shareholder	419	660	419	660
Related Company (Shareholding through debt restructure process)	1,882	3,723	1,882	3,723

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have right to purchase the shares from the Ministry of Finance as described in Note 4.16. The Bank spent Baht 32,500 million that were received from the Ministry of Finance following the capital increment to invest in government bonds and recorded as held-to-maturity investments. Other transactions, if any, between the Bank and the Ministry of Finance and any other government agencies arose from normal banking activities which did not relate to the shareholding.

4.22 Directors and executive's benefit

The Bank has not paid others benefit to directors and executives except for the benefits that were normally paid such as directors fee, executive salary, special monthly allowance and cost of living allowance for executives.

4.23 Income tax

For the year ended December 31, 2001 the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.24 Long-term leases

Long-term leases are as follows:

Baht : Million

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
Type of Lease	Period	2002	2001	2002	2001
Land and/or Premises	1 January 03 - 31 December 03	165	184	146	179
	1 January 04 - 31 December 08	323	307	287	284
	1 January 09 - 31 December 28	356	407	278	322
Equipment	1 January 03 - 31 December 03	15	28	15	28
	1 January 04 - 31 December 08	41	-	41	-

4.25 Restriction on dividend payment

According to the Public Company Act, the Bank is not allowed to pay any dividends during the period in which the Bank still has deficit.

4.26 Events occurring after the balance sheet date

4.26.1 The preferred shares of 180,486,262 shares have been converted into 180,486,262 ordinary shares. The Bank registered the increase in share capital with the Ministry of Commerce on January 10, 2003.

4.26.2 The Bank's subordinate convertible bonds, which were issued on October 16, 1998, amounting to Baht 17.4 million have been converted into 580,000 common shares at Baht 30.00 each. The Bank registered the change in paid-up capital to Baht 31,324.4 million with the Ministry of Commerce on January 27, 2003.

4.27 The significant financial position and the results from operations by domestic and foreign operations

4.27.1 The financial position classified by business type as at December 31, 2002 and 2001are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2002			December 31, 2001		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	654,728	20,993	675,721	689,933	29,656	719,589
Interbank and money market items (Assets)	46,475	6,659	53,134	73,294	4,174	77,468
Investment-net	128,275	15,169	143,444	107,342	13,150	120,492
Loans	487,262	1,856	489,118	456,172	3,773	459,945
Deposits	568,565	5,939	574,504	596,624	9,356	605,980
Interbank and money market items (Liabilities)	7,588	1,202	8,790	8,091	3,325	11,416
Borrowings	13,760	12,077	25,837	13,792	12,124	25,916
Contingencies	311,769	85,026	396,795	275,975	62,179	338,154

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	December 31, 2002			December 31, 2001		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	650,224	16,998	667,222	685,716	26,182	711,898
Interbank and money market items (Assets)	46,124	3,631	49,755	72,225	1,785	74,010
Investment-net	131,562	15,059	146,621	111,900	12,907	124,807
Loans	483,792	1,319	485,111	453,179	3,088	456,267
Deposits	565,939	2,663	568,602	594,243	6,747	600,990
Interbank and money market items (Liabilities)	7,907	1,191	9,098	8,118	3,277	11,395
Borrowings	13,365	12,077	25,442	13,398	12,124	25,522
Contingencies	311,743	84,706	396,449	275,954	61,920	337,874

4.27.2 The results of operations classified by business type for the years ended December 31, 2002 and 2001 are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2002				December 31, 2001			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dvidend income	29,983	1,521	(955)	30,549	32,134	3,128	(1,934)	33,328
Interest expenses	12,236	1,408	(955)	12,689	16,143	2,734	(1,934)	16,943
Net interest income	17,747	113	-	17,860	15,991	394	-	16,385
Non-interest income	10,231	373	(3)	10,601	7,789	427	(4)	8,212
Non-interest expenses	40,216	579	(3)	40,792	23,249	754	(4)	23,999
Income (loss) before income tax	(12,238)	(93)	-	(12,331)	531	67	-	598

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	December 31, 2002				December 31, 2001			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	29,557	1,447	(953)	30,051	31,784	3,023	(1,932)	32,875
Interest expenses	12,131	1,390	(953)	12,568	16,021	2,708	(1,932)	16,797
Net interest income	17,426	57	-	17,483	15,763	315	-	16,078
Non-interest income	8,653	317	(3)	8,967	6,275	341	(4)	6,612
Non-interest expenses	38,436	504	(3)	38,937	21,821	468	(4)	22,285
Income (loss) before income tax	(12,357)	(130)	-	(12,487)	217	188	-	405

4.28 Disclosure of financial instruments

4.28.1 Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Bank and subsidiaries. The Bank and subsidiaries have adopted the policy of only dealing with creditworthy counterparty and obtaining sufficient collateral or other security where appropriate, as a mean to mitigating the risk of financial losses from defaults.

In case of recognized financial assets, the carrying amount of the assets recorded in the consolidated balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

The Bank has credit risk in case counterparties do not adhere to the terms of the financial contract.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due.

Concentrations of credit risk are limited due to the large number and diversifications of domestic customers.

4.28.2 Interest Rate Risk

Interest rate risk arises from the change in interest rates which will effect the net interest earnings in the current reporting period, and in future. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity.

The Bank uses various derivative transactions to manage its own asset and liability positions in order to manage interest rate exposure. The use of derivative transactions is in accordance with the policies and guidelines from the Board of Directors and is under the control of the committee of assets and liabilities management.

Significant financial assets and liabilities can be repriced as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002						
	Reprice on demand	Reprice within 1-3 months	Reprice within 3-12 months	Reprice within 1-5 years	Reprice over 5 years	Non interest bearing	Total
Securities purchased under resale agreements	11,500	1,950	-	-	-	-	13,450
Investments in securities	-	30,827	14,271	24,282	57,421	16,642	143,443
Loans (included interbank and money market item)	329,702	65,832	72,392	52,781	15,576	5,968	542,251
Deposits (included interbank and money market item)	212,449	263,374	61,649	24,500	-	21,321	583,293
Securities sold under repurchase agreements	-	40	-	-	-	-	40
Borrowings	-	4,709	-	115	20,995	18	25,837

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Reprice on demand	Reprice within 1-3 months	Reprice within 3-12 months	Reprice within 1-5 years	Reprice over 5 years	Non interest bearing	Total
Securities purchased under resale agreements	25,780	2,700	-	-	-	-	28,480
Investments in securities	2,412	8,148	11,134	31,759	52,516	14,523	120,492
Loans (included interbank and money market item)	302,847	132,600	37,593	32,274	26,429	5,670	537,413
Deposits (included interbank and money market item)	184,309	317,725	65,014	31,449	-	18,899	617,396
Securities sold under repurchase agreements	10	-	-	-	-	-	10
Borrowings	-	4,730	-	114	21,042	30	25,916

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Reprice on demand	Reprice within 1-3 months	Reprice within 3-12 months	Reprice within 1-5 years	Reprice over 5 years	Non interest bearing	Total
Securities purchased under resale agreements	11,500	1,950	-	-	-	-	13,450
Investments in securities	-	28,012	14,007	22,314	57,569	24,718	146,620
Loans (included interbank and money market item)	328,396	62,742	72,079	47,850	18,903	4,895	534,865
Deposits (included interbank and money market item)	209,404	261,436	61,066	24,494	-	21,300	577,700
Securities sold under repurchase agreements	-	-	-	-	-	-	-
Borrowings	-	4,709	-	-	20,715	18	25,442

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS December 31, 2001						
	Reprice on demand	Reprice within 1-3 months	Reprice within 3-12 months	Reprice within 1-5 years	Reprice over 5 years	Non interest bearing	Total
Securities purchased under resale agreements	25,780	2,700	-	-	-	-	28,480
Investments in securities	1,960	7,946	10,902	30,541	52,618	20,840	124,807
Loans (included interbank and money market item)	300,867	131,910	35,940	32,151	25,158	4,251	530,277
Deposits (included interbank and money market item)	181,954	315,446	64,714	31,470	-	18,801	612,385
Securities sold under repurchase agreements	-	-	-	-	-	-	-
Borrowings	-	4,730	-	-	20,762	30	25,522

Effective interest rate of financial instruments which are repriced within 1 year is not significantly differed from market rate. Effective interest rate of financial instruments which are repriced over 1 year is not significantly differed from the average interest rate of this financial year.

4.28.3 Interest earning and interest bearing financial instruments

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002		
	Average	Interest	Average Rate %
Financial instruments			
Interbank and money market item (Assets)	77,353	2,350	3.0
Securities purchased under resale agreements	19,166	513	2.7
Investment in securities	133,830	4,965	3.7
Loans	427,911	23,748	5.6
Deposits and interbank and money market item (Liabilities)	605,505	11,318	1.9
Securities sold under repurchase agreements	17	-	-
Borrowings	25,749	1,371	5.3

Baht : Million

Financial instruments	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001		
	Average	Interest	Average Rate %
Interbank and money market item (Assets)	80,366	2,596	3.2
Securities purchased under resale agreements	21,341	494	2.3
Investment in securities	121,352	5,437	4.5
Loans	447,941	24,801	5.5
Deposits and interbank and money market item (Liabilities)	623,141	15,503	2.5
Securities sold under repurchase agreements	280	1	0.2
Borrowings	26,096	1,439	5.5

Baht : Million

Financial instruments	THE BANK'S FINANCIAL STATEMENTS December 31, 2002		
	Average	Interest	Average Rate %
Interbank and money market item (Assets)	76,035	1,309	1.7
Securities purchased under resale agreements	24,840	513	2.0
Investment in securities	136,445	4,770	3.5
Loans	420,428	23,459	5.6
Deposits and interbank and money market item (Liabilities)	607,352	11,239	1.9
Securities sold under repurchase agreements	1	-	-
Borrowings	25,355	1,329	5.2

Baht : Million

Financial instruments	THE BANK'S FINANCIAL STATEMENTS December 31, 2001		
	Average	Interest	Average Rate %
Interbank and money market item (Assets)	78,289	2,594	3.3
Securities purchased under resale agreements	21,677	494	2.3
Investment in securities	126,999	5,246	4.1
Loans	447,510	24,540	5.5
Deposits and interbank and money market item (Liabilities)	621,810	15,393	2.5
Securities sold under repurchase agreements	83	1	0.7
Borrowings	25,700	1,403	5.5

4.28.4 Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. The followings are the derivatives used by the Bank:

1. Forward exchange contracts are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

2. Currency and interest rate swaps which are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies. Currency and interest rate swaps may involve the exchange of interest payments.

3. Interest rate swaps which involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying or notional principal.

The Bank has set up objectives and policies to manage the foreign exchange risk and interest rate risk from the volatility of foreign exchange rates and interest rates by using the derivatives for serving the client's need and the Bank's assets and liability management purpose. These include forward exchange contracts, currency swaps, interest rate swaps. Such derivatives have different levels of exposures. However, the Bank control the counterparty risks by setting-up the credit limit based on the normal lending procedures.

The total notional amounts of the derivatives as at the year end did not present the incurred risks from derivative transactions which normally are less than the notional amounts and depended on the types of derivatives.

The notional amount and the fair value of derivatives are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS AND THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Notional amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	123,210.3	4,770.2	127,980.5	(462.0)
Currency swap contracts	14,984.1	28,335.3	43,319.3	349.6
Interest swap contracts	6,974.3	44,725.7	51,700.1	1,153.6

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Notional amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	138,256.1	3,178.7	141,434.8	948.2
Currency swap contracts	10,543.5	30,505.0	41,048.5	50.7
Interest swap contracts	3,108.4	29,397.2	32,505.6	4.0

4.28.5 Fair value of financial instruments

Normally, fair value of financial instruments is their quoted market price. However, for many financial instruments, quoted market prices are not available. Fair values are based on estimate using present value or other valuation techniques. These techniques are significantly affected by the assumptions including discount rate and estimated cash flow. Hence, estimated fair value from different techniques may significantly differ from each other.

A summary of book value and fair value of financial instruments is as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	December 31, 2002		December 31, 2001	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market item	65,968.2	65,968.5	88,794.3	88,792.9
Securities purchased under resale agreements	13,450.0	13,450.0	28,480.0	28,480.0
Investment in securities	143,443.8	145,642.6	120,492.0	122,105.7
Loans and accrued interest receivables	409,158.1	412,121.6	436,411.2	445,044.7
Financial Liabilities				
Deposits and inter bank and money market items	583,293.8	583,556.1	617,395.9	617,794.5
Liabilities payable on demand	3,002.9	3,002.9	3,585.6	3,585.6
Securities sold under repurchase agreements	40.0	40.0	10.0	10.0
Borrowings	25,837.1	25,927.0	25,915.9	25,816.4
Interest payable on deposits	2,539.6	2,539.6	3,738.6	3,738.6

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2002		December 31, 2001	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market item	62,425.1	62,425.1	85,255.7	85,255.7
Securities purchased under resale agreements	13,450.0	13,450.0	28,480.0	28,480.0
Investment in securities	146,621.2	148,788.6	124,807.0	126,417.0
Loans and accrued interest receivables	407,792.6	410,755.7	434,981.7	443,223.0

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	December 31, 2002		December 31, 2001	
	Book Value	Fair Value	Book Value	Fair Value
Financial Liabilities				
Deposits and inter bank and money market items	577,700.2	577,960.7	612,384.9	612,782.0
Liabilities payable on demand	3,001.6	3,001.6	3,584.0	3,584.0
Securities sold under repurchase agreements	-	-	-	-
Borrowings	25,442.4	25,412.3	25,521.9	25,317.0
Interest payable on deposits	2,539.4	2,539.4	3,729.0	3,729.0

The following methods and assumptions were used by the Bank in estimating market values of financial instruments as disclosed herein:

Cash: The carrying amounts approximate fair value.

Interbank and money market items: Fair value calculated based on present value of estimated cash flows, using interest rate currently being in money market.

Securities purchased under resale agreements: The carrying values of securities purchased under resale agreements approximate fair value.

Investment in securities: Fair values for securities are based on estimated market prices as described in Note 3.2.

Loans receivable and accrued interest receivable: For variable-rate loans that are repriced frequently and have no significant change in credit risk, fair values are based on carrying values. Fair value of other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality or underlying collateral values, where applicable.

The carrying amount of accrued interest receivable approximates fair value.

Liabilities deposit and interbank and money market items: The fair values disclosed for deposits which are payable on demand by the depositor, are equal to the carrying values of such deposits. Fair values for fixed-deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits.

The carrying amount of liabilities payable on demand approximates fair value.

Liabilities payable on demand: The carrying amount of liabilities payable on demand approximates fair value.

Securities sold under repurchase agreements:	The carrying value of securities sold under repurchase agreements approximates fair value.
Borrowings:	The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
Interest payable:	The carrying amounts of interest payable approximate their fair values.
Off-balance-sheet instruments:	Fair values for off-balance-sheet instruments are based on the difference between contract rate and spot rate at period end as adjusted with risk premium of the remaining terms of the agreements.

CORPORATE GOVERNANCE

Corporate Governance Policy

The Bank recognizes the importance of good corporate governance in promoting and strengthening the trust of shareholders, customers, staff and the public on national and international markets. In this respect the Bank is committed to compliance with corporate governance guidelines issued by the regulatory bodies that govern its operations as a commercial Bank and public company, and to implementation and compliance with such other standards as are appropriate to the conduct of its business.

Shareholders' Rights and Shareholders' Meeting

The Annual General Meeting of Shareholders was held in 2002 at the Bank's Head Office. Notice of the Meeting together with the Annual Report, the Meeting Agenda and the Board's recommendations were delivered to the shareholders in advance according to the regulations.

Eleven directors attended the Shareholders' Meeting, including the Chairman of the Board of Directors and chairman of each committee, namely the Audit Committee, the Compensation Committee, and the Nomination Committee. In the Meeting, the Bank also provided slide presentations and English translation for foreign shareholders. The Chairman of the Meeting fairly gave shareholders opportunities to ask questions and comment and responded to their questions.

The Minutes of the Shareholders' Meeting were accurate, complete and the vote on each agenda item was recorded in detail.

For the 2003 Annual Meeting, the Bank intends to give a longer notice and to provide more details. Shareholders who cannot attend will be able to authorize an independent director as their proxy.

Besides the Annual Meeting, Shareholders also receive updates on the Bank's activities and pertinent information on a regular basis.

Stakeholders' Rights

The Bank recognizes the rights of its stakeholders - employees and management of the Bank and its subsidiary companies, customers, creditors, business competitors, and the public, and it strictly complies with applicable laws and regulations to safeguard their interest.

Leadership and Vision

The Board is responsible for setting out the Bank's policies and business direction through participation in and endorsement of its vision, mission, strategies, business plans and targets, and budgets, ensuring that they are efficiently and effectively implemented by management to achieve desired results, creating business value, and maximizing wealth to shareholders.

The Board performs its duties in accordance with the laws and the objectives and regulations of the Bank and resolutions of the shareholders with honesty, integrity, and safeguards the interests of the Bank.

The Board has overseen the institution of effective risk management and internal control systems and regularly reviews their performances.

Board-level Committees were appointed with clear functions and responsibilities which are segregated from those of the Board and management. (See Sub Committees Topic)

The Board has defined appropriate levels of approval authorities to the Executive Committee and management. These limits exclude transactions with related parties and those that require approval from the shareholders under SET and SEC regulations.

Conflict of Interest

The Board has drawn up a set of rules regarding conflict of interests in the code of ethics for directors and the code of ethics for employees. In addition, the Bank has set out approval authority guidelines and procedures concerning related-party transactions, conflict of interest, and use of internal information for personal gains, as follows:

- Compliance with Bank of Thailand's regulations on provision of loan and investment facilities to related parties and shareholders. The amount of loan and investment shall not be excessive and not provided on irregular terms and conditions. Approval of such loan or investment shall be by a unanimous decision of the Board and any director who has connected interest with the transaction is prohibited from taking part in the decision. The Board may delegate its authorities to the Executive Committee as it deems appropriate.

- Guidelines on stock trading by employees. Senior executives whose functions are not connected with investment management and securities businesses and connected persons are prohibited from investing in securities of companies which are more than 10% owned by the Bank. Employees responsible for investment management and securities businesses are prohibited from investing in the securities under the Restricted List and to obtain permission from their supervisors prior to each trade. Senior executives and Bank employee related to investment management and securities business have to disclose information regarding their holdings and trading within a set period.

- Directors and management are required to file changes in their holdings of the Bank securities with the Office of the Securities and Exchange Commission in accordance with Article 59 of the Securities and Exchange Act B.E. 2535.

Business Code

The Bank had since 1989 drawn up a written Code of Conduct for Employees and a Personnel Guide which served as guidelines for executive and employee conduct through the Bank. These codes are being revised. In the beginning of 2003, the Board approved the Code of Ethics for Directors covering important principles such as honesty and integrity, conflict of interests, compliance with laws and regulations.

Independence of the Board

The composition of the Board membership complies with Bank of Thailand Notification No. Tor Por Tor. Sor Nor Sor. (31) Vor. 2770/2545 dated 3 December 2002 Re: Structure of a commercial bank's board of directors to promote good governance, which stipulates that the board shall comprise at least 9 members, of whom not more than one-third are drawn from the bank's management and at least 3 or one-fourth, whichever is the greater number, are independent directors.

The Board of Directors of the Bank comprises 14 members:

1. Three executive directors (not more than one-third).
   - (1) Mr. Vichit Suraphongchai
   - (2) Khunying Jada Wattanasiritham
   - (3) Mrs. Kannikar Chalitaporn

2. Five independent directors (one-third).
   (1) Mr. Anand Panyarachun
   (2) Mr. Viroj Phutrakul*
   (3) M.L. Usni Pramoj
   (4) Mr. John William Hancock
   (5) Mr. Peter Seah Lim Huat
3. Six non-executive directors.
   (1) Mr. Chirayu Isarangkun Na Ayuthaya
   (2) Mr. Aswin Kongsiri
   (3) Mr. Bodin Asavanich
   (4) M.R. Disnadda Diskul
   (5) Mr. Verachai Tantikul
   (6) Mr. Mahito Kageyama

Separation of Positions

The Chairman of the Board of Directors does not have a management position in the Bank under the principle of segregation of roles in policy formulation and oversight from those in operations management.

Remuneration of Board Members and Management

Under the Public Companies Act and the Bank's regulations, the shareholders set the remuneration of Board members, which may be a fixed amount or payment criteria, from time to time or until changes are made.

The Board's policy is that the remuneration should be appropriate to induce qualified candidates to accept the directorship. In the Annual General Meeting on 3 April 2000, the shareholders approved the Compensation Committee's proposal for a remuneration of Baht 1.8 million per year for the Board Chairman, and Baht 1.2 million per year each for Board members, and authorized the Board to set the remuneration of Board Committees.

In addition the Board, based on recommendations by the Compensation Committee, sets the remuneration of the President and the remuneration of senior management members who report directly to the President. These amounts take into consideration the current and anticipated contributions of the individual members and, to the extent possible, reflect their relative values in the marketplace.

Remuneration of Board committees

Executive Committee : The Committee Chairman receives Baht 300,000 per month plus Baht 800,000 per month as Chairman of the Change Program Steering Committee. Members of the Executive Committee each receive Baht 150,000 per month. The President of the Bank is a member ex-officio and receives no payment. A Senior Executive Vice President who also serves as a member of the Executive Committee also receives no payment.

---

* Mr. Viroj Phutrakul passed away on 16 February 2003. The Board has appointed Mr. Maris Samaram to fill the vacated position and also as member of the Audit Committee. Mr. Maris Samaram has qualifications of an independent director.

Audit Committee : The Committee Chairman receives Baht 75,000 per month plus Baht 15,000 fee per attendance. Members of the Audit Committee each receive Baht 50,000 per month plus Baht 10,000 fee per attendance.

Compensation Committee : The Committee Chairman receives Baht 30,000 per month plus Baht 15,000 fee per attendance. Members of the Compensation Committee each receive Baht 20,000 per month plus Baht 10,000 fee per attendance.

Nomination and Corporate Governance Committee : The Committee Chairman receives Baht 30,000 per month plus Baht 15,000 fee per attendance. Members of the Nomination and Corporate Governance Committee each receive Baht 20,000 per month plus Baht 10,000 fee per attendance.

Board Meetings

The Board holds meetings on a regular basis. Special meetings are convened as necessary. Principal meeting agendas are: consideration of the Bank's quarterly financial reports, status of the Change Program, policy consideration and performance review. The Board secretariat prepares and circulates the agenda and relevant documents at least 5 days before each meeting to allow Board members time to study them.

Each meeting takes about 4 hours. The Board secretariat takes note of each meeting and prepares draft written minutes, which are circulated to the Board members before the next meeting for adoption. The adopted minutes of the Board meetings are kept for scrutiny by the members and concerned units.

In 2002, 14 Board meetings were held. The attendance record of the directors is shown in the attached table.

Sub Committees - *Appointed by the Board of Directors*

1. Executive Committee

The Executive Committee was appointed on 6 February 1984. Members are drawn from the Board and hold concurrent tenure with that of their directorship. Currently, the committee comprises 5 members including the President who is appointed ex-officio.

The Executive Committee holds 2 regular meetings monthly, and special meetings as and when necessary, to discuss policy issues before they are presented to the Board, including risk management, business plans, and the annual budget, approve loans, debt restructuring, securities and property investments, and expenditures. The scope of authorities of the Executive Committee is defined by the Board.

Other principal activities of the Committee include new business development, interest rate policy, accounting policy, and Bank-related legal disputes. In certain areas, the Executive Committee also works in conjunction with other Board Committees.

In 2002, 32 meetings of the Executive Committee were held. Attendance record of members of the Executive Committee is shown in the attached table.

2. Audit Committee

The Audit Committee was appointed on 25 May 1998. The Committee is composed of 3 members with a term of 2 years each. Their appointments were compliant with SET Guidelines and Bank of Thailand's Notification Re: Structure of a commercial bank's board of directors to promote good governance.

The principal functions of the Audit Committee are : to review the Bank's internal control system to ensure that it is appropriate, effective, and meets regulatory requirements, review the accuracy and adequacy of the Bank's financial reports, ensure that the Bank complies with applicable laws and regulations, select and propose the appointment of the external auditors and their fees and review their performance, ensure that the Bank take action to remedy weaknesses that have been discovered. The Audit Committee also recommends assessment of the results of implementation that are deemed to be vital.

In 2002, 8 Meetings of the Audit Committee were held. Attendance record of members of the Audit Committee is shown in the attached table.

3. Compensation Committee

The Compensation Committee was appointed by the Board on 25 May 1998. The Committee comprised 4 members in 2002, 3* at present, with a term of 2 years each. The Board has laid down a policy that membership of the Compensation Committee be drawn from non-executive directors and may not include the Board Chairman. The Chairman of the Committee must be independent director.

The principal functions of the Compensation Committee are to recommend a remuneration and policy for the Board members, Board Committees members, the President and senior management and to devise annual performance assessment criteria.

In 2002, 2 Meetings of the Compensation Committee were held. The attached table shows attendance record of members of the Compensation Committee in 2002.

4. Nomination and Corporate Governance Committee

The Board of Directors appointed the Nomination Committee on 17 October 2001. Subsequently, in early 2003 the Board expanded the functions and responsibilities of the Committee to cover corporate governance matters and changed the Committee's name to the Nomination and Corporate Governance Committee.

The Nomination and Corporate Governance Committee comprised 4 members in 2002, 3* at present, with a term of 2 years each. The Board has laid down a policy that membership of the Nomination and Corporate Governance Committee be drawn from non-executive directors and may not include the Board Chairman. The Chairman of the Committee must be independent director.

With regard to the nomination role, the Nomination and Corporate Governance Committee's principal functions are to formulate policy, criteria and method for proposing candidates to the Board for consideration and appointment as directors, members of Board Committees, President and senior management. The Committee's functions also include the consideration of the Board size, composition and term, and the performance assessment of Board members at least once a year.

The Nomination and Corporate Governance Committee has drawn up, with final approval by the Board, minimum criteria for Board membership. These include ability to contribute time to the Bank, business experience, demonstrated leadership experience, ability to think strategically, professional skill, and appropriate personal qualities.

---

* Mrs. Kannikar Chalitaporn resigned as a member of the Compensation Committee and the Nomination Committee on her appointment as Director and Senior Executive Vice President and member of the Executive Committee on 1 January 2003.

In the process of appointing a Board member, the Nomination and Corporate Governance Committee is responsible for proposing names of candidates to the Board for consideration. In the case of casual vacancies, the Board will appoint a replacement. In the case of vacancies arising by rotation, the names of candidates are submitted to the shareholders for consideration according to the Bank's Articles of Association.

In 2002, 3 Meetings of the Nomination Committee were held. The attached table shows attendance record of members of the Nomination Committee.

□ Internal Control and Audit

○ Internal control

The Board of Directors recognizes the vital need to have effective internal control. Through the Internal Audit Division, the Board ascertained and reviewed the adequacy of the internal control systems to cope with changes in the business environment, followed up to ensure that actions were taken to remedy discovered weaknesses in order to mitigate business risks, encouraged awareness among Bank staffs of their roles and responsibilities and compliance with applicable laws and regulations. At the same time importance was given to opinions and recommendations from the auditors and Bank of Thailand inspectors to enhance the efficiency and effectiveness of the Bank's internal control and risk management systems. The Bank is confident of the effectiveness of its internal control systems in protecting its assets and those of its subsidiaries.

○ Risk Management

The Board recognizes the importance of risk management at all levels of the Bank's operations.

In 2002, the Risk Management Group was reorganized and given responsibility for efficient and effective management of 3 types of risks: credit risk, market risk, and operational risk. In credit risk management, which is the most important, the focus is on instilling a good culture in the credit process through segregation of credit and marketing functions, as well as revenue generation with acceptable risks under the Basel Committee on Bank Supervision's guidelines.

○ Directors' Report

The Board is responsible for the consolidated financial statements of the Bank and its affiliated companies and financial information stated in the Annual Report. The Bank's financial statements were prepared in conformity with financial accounting standards of the banking industry in Thailand. The accompanying financial statements were prepared in accordance with accounting principles and practices generally accepted in Thailand and the Bank of Thailand's guidelines. Material information was sufficiently disclosed in the Notes to the Financial Statements.

The Board appointed the Audit Committee to oversee the quality of financial reports and internal control of the Bank. The Audit Committee's views regarding this issue is disclosed in the Annual Report under the section Audit Committee's Report.

In the Board's opinion, the Bank's internal control system is satisfactory and can assure the reliability of the consolidated financial statements of the Bank and its affiliated companies as at 31 December 2002.

○ **Investor Relations**

The Board recognizes the importance of complete, accurate, and timely disclosure of information to shareholders, investors, and the public. An investor relations unit was set up to provide information and news updates to shareholders, investors, and analysts. Besides the President's regular meetings with investors and equity analysts, the Board has requested Mr. Aswin Kongsiri, Director and member of the Executive Committee, to act as its representative in meeting with investors and to relay their opinions to the Board.

The Bank's main communication channels are: the Securities Exchange of Thailand's communication channels, the Bank's web site: www.scb.co.th, semi-annual analyst meeting, and SCB Update, a quarterly newsletter to the shareholders. To contact the investor relations team, call 0-2544-4206-8 or e-mail address: investor@scb.co.th

Directors Attendance Record in 2002

Unit : Amount

	Name	The Board of Directors	The Executive Committee	The Audit Committee	The Compensation Committee	The Nomination and Corporate Governance Committee
1.	Mr. Chirayu Isarangkun Na Ayuthaya	10				
2.	Mr. Vichit Suraphongchai	13	31			
3.	Mr. Viroj Phutrakul	13		8		
4.	Mr. Anand Panyarachun	14			2	3
5.	Mr. Aswin Kongsiri	12	28			
6.	Mr. Bodin Asavanich*	11 (out of 12)	27 (out of 31)			
7.	M.L. Usni Pramoj	10		5		
8.	M.R. Disnadda Diskul	11		7		
9.	Mr. John William Hancock	10			2	3
10.	Mr. Peter Seah Lim Huat*	3			2	2
11.	Mr. Verachai Tantikul	13				
12.	Mr. Mahito Kageyama*	2 (out of 11)				
13.	Khunying Jada Wattanasiritham	14	30			
14.	Mrs. Kannikar Chalitaporn*	9 (out of 12)	-		1	1 (out of 2)
	Total numbers of meeting	14	32	8	2	3

* Remark :

1. Mr. Peter Seah Lim Huat and Mr. Mahito Kageyama are foreign residents.
2. Mr. Mahito Kageyama was appointed as Director on 22 February 2002.
3. Mr. Bodin Asavanich was appointed as Director and member of the Executive Committee on 21 January 2002.
4. Mrs. Kannikar Chalitaporn was appointed as Director on 21 January 2002, appointed as member of the Compensation Committee and member of the Nomination Committee on 22 February 2002 and appointed as Director & Senior Executive Vice President and member of the Executive Committee on 1 January 2003.

Remuneration for the Board of Directors, Committees and Senior Executive Officers in 2002

1. Remuneration in Cash

1.1 The Board of Directors, totaled 14 persons received meeting allowances and gratuity totaled **Baht 16,073,333.34**

1.2 Meeting allowances of the members of Executive Committee, Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee (10 persons) totaled **Baht 21,319,333.34**

Unit : Baht

	Name	The Board of Directors	The Executive Committee	The Audit Committee	The Compensation Committee	The Nomination and Corporate Governance Committee
1.	Mr. Chirayu Isarangkun Na Ayuthaya	1,800,000.00				
2.	Mr. Vichit Suraphongchai	1,200,000.00	13,200,000.00			
3.	Mr. Viroj Phutrakul	1,200,000.00		1,020,000.00		
4.	Mr. Anand Panyarachun	1,200,000.00			390,000.00	405,000.00
5.	Mr. Aswin Kongsiri	1,200,000.00	1,800,000.00			
6.	Mr. Bodin Asavanich	1,136,666.67	1,705,000.00			
7.	M.L. Usni Pramoj	1,200,000.00		650,000.00		
8.	M.R. Disnadda Diskul	1,200,000.00		670,000.00		
9.	Mr. John William Hancock	1,200,000.00			260,000.00	270,000.00
10.	Mr. Peter Seah Lim Huat	1,200,000.00			260,000.00	260,000.00
11.	Mr. Verachai Tantikul	1,200,000.00				
12.	Mr. Mahito Kageyama	-				
13.	Khunying Jada Wattanasiritham	1,200,000.00	-			
14.	Mrs. Kannikar Chalitaporn	1,136,666.67	-		214,666.67	214,666.67
	Total	16,073,333.34	16,705,000.00	2,340,000.00	1,124,666.67	1,149,666.67

1.3 Remuneration of the President and Senior Executive Vice Presidents (8 persons) totaled **Baht 58,010,373.86**

2. Other Remuneration

- The Bank's provident fund contribution of the President and Senior Executive Vice Presidents (7 persons) totaled **Baht 3,163,001.53**

OTHER INFORMATION

Major Shareholders

As at March 15, 2002

Unit : Shares

No.	Shareholders	Ordinary Shares	Preferred Shares	Total Shares	Percentage of Total Shares
1	THE MINISTRY OF FINANCE	15,214,380	1,199,693,967	1,214,908,347	38.80%
2	BUREAU OF THE CROWN PROPERTY AND GROUP	124,593,385	271,122,392	395,715,777	12.64%
3	UFJ BANK LIMITED	77,274,345	193,019,800	270,294,145	8.63%
4	THAILAND SECURITIES DEPOSITORY COMPANY LIMITED FOR DEPOSITORS	16,812,991	169,307,466	186,120,457	5.94%
5	STATE STREET BANK AND TRUST COMPANY	44,779,290	52,212,268	96,991,558	3.10%
6	HSBC (SINGAPORE) NOMINEES PTE LTD	23,689,785	46,645,844	70,335,629	2.25%
7	LITTLEDOWN NOMINEES LIMITED 5	-	41,670,432	41,670,432	1.33%
8	CHASE NOMINEES LIMITED 30	-	37,279,400	37,279,400	1.19%
9	THAI NVDR COMPANY LIMITED	36,063,496	322,400	36,385,896	1.16%
10	MORGAN STANLEY & CO INTERNATIONAL LIMITED	10,276,231	14,922,700	25,198,931	0.80%
11	OTHER	530,983,235	225,270,908	756,254,143	24.15%
	TOTAL ISSUED SHARE CAPITAL	**879,687,138**	**2,251,467,577**	**3,131,154,715**	**100.00%**
	THAI SHAREHOLDERS	454,661,246	1,253,785,654	1,708,446,900	54.56%
	FOREIGN SHAREHOLDERS	425,025,892	997,681,923	1,422,707,815	45.44%

Type and amount of issued and paid-up share capital

As at December 31, 2002, The Bank's total issued and paid-up share capital in Financial Statements (before preferred share conversion) was as follows

- Total Shares amount 3,131,861,381 Shares, Value per Share 10.00 Baht, Total Value 31,318,613,810 Baht
- Preferred Shares amount 2,105,291,399 Shares, Value per Share 10.00 Baht, Total Value 21,052,913,990 Baht
- Ordinary Shares amount 1,026,569,982 Shares, Value per Share 10.00 Baht, Total Value 10,265,699,820 Baht

As at December 27, 2002, 180,486,262 Preferred Shares were converted to 180,486,262 Ordinary Shares. The Bank's total issued and paid-up share capital was as follows

- Total Shares amount 3,131,861,381 Shares, Value per Share 10.00 Baht, Total Value 31,318,613,810 Baht
- Preferred Shares amount 1,924,805,137 Shares, Value per Share 10.00 Baht, Total Value 19,248,051,370 Baht
- Ordinary Shares amount 1,207,056,244 Shares, Value per Share 10.00 Baht, Total Value 12,070,562,440 Baht

Other Referred Persons

Registrar	Thailand Securities Depository Company Limited
(Ordinary Share)	62 The Stock Exchange of Thailand, 4th 6th and 7th Floor,
	Rutchadapisek Road, Klongtoey, Bangkok 10110
	Tel : 0-2229-2800 Fax : 0-2359-1262
Trustee	Citicorp Trustee Company Limited
(ECD)	11 Old Jewery, London EC2R 8DB
	Tel : 001-44-171-500-5651 Fax : 001-44-171-500-5857/2931
Financial Advisor	Bangkok First Investment & Trust Public Company Limited
(Warrant to Purchase	25 Bangkok Insurance Building, 23rd Floor,
Preferred Share)	South Sathorn Road, Thungmahameak, Sathorn, Bangkok 10120
	Tel : 0-2677-4330 Fax : 0-2677-4331
Auditor	Mr. Niti Jungnitnirundr
	Certified Public Accountant (Thailand) Registration No. 3809
	Deloitte Touche Tohmatsu Jaiyos Office
	Rajanakarn Building, 25th Floor,
	183 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120
	Tel : 0-2676-5700 Fax : 0-2676-5757-8
Legal Advisor	Mr. Kiat Jatninlapant
	The Siam Commercial Bank PCL. Head Office Building
	9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
	Tel : 0-2544-2255, 0-2937-7655
	Siam Niti Law Office Company Limited
	SCB Park Plaza, Tower 1 West, 12th Floor,
	18 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
	Tel : 0-2937-5000 Fax : 0-2937-5001
	Cementhai Legal Counsel Limited
	1 Siam Cement Road, Bangsue, Bangkok 10800
	Tel : 0-2586-5777, 0-2586-5888 Fax : 0-2586-2976-7

Information on Executive Officers (Senior Vice President Up)

1. KHUNYING JADA WATTANASIRITHAM
POSITION ◦ President & Chief Executive Officer and Executive Director
EDUCATION ◦ B.A. (Economics), Cambridge University, U.K.
M.A. (Economics), Cambridge University, U.K.
M.A. (Economic Development), Williams College, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1992-1999 Senior Executive Vice President
1999 Director and Senior Executive Vice President

2. MRS. KANNIKAR CHALITAPORN
POSITION ◦ Director & Senior Executive Vice President, Retail Banking Group (Appointed on January 1, 2003)
EDUCATION ◦ Bachelor Degree (Business), University of Colorado, U.S.A.
Advanced Management Programme (AMP), Harvard University, U.S.A.
PAST POSITIONS ◦ 1999-2002 Vice Chairman and Personal Care Category Director, Unilever Thai Trading Limited

3. MR. CHATCHAVAL BHANALAPH
POSITION ◦ Senior Executive Vice President, Corporate Banking Group
EDUCATION ◦ B.B.A. (Commerce), Chulalongkorn University, Thailand
M.S. (Business), Fort Hays Kansas State College, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1994-1999 First Executive Vice President, Money and Capital Markets Group

4. MR. WIRUTT RUTTANAPORN
POSITION ◦ Senior Executive Vice President, Retail Banking Group (Retired on March 1, 2003)
EDUCATION ◦ B.B.A., Thammasat University, Thailand
M.B.A., Michigan State University, U.S.A.
National Defense College, Joint Public-Private Course, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1995-1999 First Executive Vice President, Business Development Group

5. MR. DEEPAK SARUP
POSITION ◦ Senior Executive Vice President, Change Program
EDUCATION ◦ B.A. (Commerce) (Hons.), Delhi University ; Certified Information Systems Auditor (CISA)
Diploma in Accounting (with distinction), University of Westminster, U.K.
Fellow, Institute of Chartered Accountants in England of Wales (FCA)
EXPERIENCE ◦ 1994-1998 First Executive Vice President, Radanasin Bank PCL
1999-2001 Managing Director (Asia Pacific), ALLTEL Information Services INC

6. MR. WUCHIEN MICHAEL THAN
POSITION ◦ Senior Executive Vice President, Human Resources
EDUCATION ◦ B.A. (Economics) (Hons.), Presidency College, Calcutta
M.B.A. (Behavioural Sciences), Indian Institute of Management, Calcutta
EXPERIENCE ◦ 1994-2001 Bangkok Bank Public Company Limited

7. MRS. KANNIKA NGAMSOPEE
POSITION ◦ Executive Vice President, Audit Group
EDUCATION ◦ B.B.A. (Accounting) (2nd Class Hons.), Thammasat University, Thailand
M.S. (Accounting), Thammasat University, Thailand
L.L.B. (Laws), Thammasat University, Thailand
M.M., Sasin Graduate Institute of Business Administration, Chulalongkorn University, Thailand
EXPERIENCE ◦ 1997-2000 Chief Financial Officer, Sithe Pacific Development Group

8. MR. CHARLIE WANNAWASU
POSITION ◦ Executive Vice President, Japanese Division
EDUCATION ◦ B.S. (Economics), Meisei University, Japan
EXPERIENCE ◦ The Siam Commercial Bank PCL
1992-1994 Senior Vice President, Corporate Department 1

9. MR. SIRICHAI SOMBUTSIRI
POSITION ◦ Executive Vice President, Corporate Relationship
EDUCATION ◦ B.B.A. (Hons.), Thammasat University, Thailand
M.B.A. (Finance), University of Southern California, U.S.A.
EXPERIENCE ◦ 1998-1999 Managing Director, Radanasin Bank PCL
The Siam Commercial Bank PCL
2000-2001 Executive Vice President, Treasury & Capital Market Division

10. MRS. MALEERATNA PLUMCHITCHOM
POSITION ◦ Executive Vice President, Financial and Institutional Division
EDUCATION ◦ B.B.A. (Accounting) (Hons.), Chulalongkorn University, Thailand
M.B.A., Michigan State University, U.S.A.
National Defense College, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1994-1999 The Bank's Executives Officer on leave to perform managerial
duties at various affiliated company. (President, SCB Business Services Company Limited)

11. MR. PERMPOON KRAIRIKSH
POSITION ◦ Executive Vice President, Special Assets Group
EDUCATION ◦ B.A., Boston University, U.S.A.
National Defense College, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2001 Executive Vice President, Corporate Division 2
2001-2002 Executive Vice President, Consumer Loan Division

12. MRS. CHANTIMA CHATURAPHAT
POSITION ◦ Executive Vice President, Retail Marketing Division (President & CEO, SCB Business Services Company Limited)
EDUCATION ◦ B. Acc., Chulalongkorn University, Thailand
M.B.A., Central State University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2001 Executive Vice President, Credit Card Division

13. MR. CHARAMPORN JOTIKASTHIRA
POSITION ◦ Executive Vice President, Business Cash Management Group
EDUCATION ◦ B.S. (Electrical Engineering and Computer Science), Massachusetts Institute of Technology, U.S.A.
M.B.A., Harvard Graduate School of Business Administration, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2000 Executive Vice President, Risk Management and Planning Division

14. MR. YOKPORN TANTISAWETRAT
POSITION ◦ Executive Vice President, Risk Management Group
EDUCATION ◦ B.A. (Economics), Chulalongkorn University, Thailand
M.A. (Economics), Thammasat University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
2000-2002 Executive Vice President, Risk Management and Planning Division

15. MR. NA BHENGBHASANG KRISHNAMRA
POSITION ◦ Executive Vice President, Channel Management Division
EDUCATION ◦ B.S., University of Pennsylvania, U.S.A.
M.S., University of Pennsylvania, U.S.A.
National Defense College, Joint Public-Private Course, Thailand
Thai Institution of Directors Association, Directors Certification Program 7
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2001 Executive Vice President, Consumer Loan Division
2001-2002 Executive Vice President, Asset Management Division

16. MRS. PASPUN SUWANCHINDA

POSITION ◦ Executive Vice President, SME Division
EDUCATION ◦ B.A., Kasetsart University, Thailand
M.A. (Economics), Middle Tennessee State University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1994-1998 Senior Vice President and General Manager, Los Angeles Branch
1998-2002 Senior Vice President, Corporate Department 4

17. MR. SOMCHAI SANYALAKSIRI

POSITION ◦ Executive Vice President, Business Products Division
EDUCATION ◦ B.S. (Economics), Kasetsart University, Thailand
M.A. (Economics), The University of Kansas, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2000 Senior Vice President, Treasury Department
2001-2002 Senior Vice President, Capital Market Department
2002 Executive Vice President, Consumer Loan Division

18. MR. PANYA CHANYARUNGROJN

POSITION ◦ Executive Vice President, Treasury
(Appointed on January 15, 2003)
EDUCATION ◦ B. Eng., Chulalongkorn University, Thailand
M.B.A., University of Virginia, U.S.A.
EXPERIENCE ◦ 1995-2001 Treasurer, Citibank Bangkok
2002 Regional Currency Unit, Citibank Singapore

19. MR. YOTHIN PIBULKASETKIJ

POSITION ◦ Senior Vice President, Audit Management
EDUCATION ◦ B.B.A., Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1998-1999 Senior Vice President, Chidlom Office

20. MR. SARUNTHORN CHUTIMA

POSITION ◦ Senior Vice President, Corporate Sector 1
EDUCATION ◦ B. Acc. (Accounting), Chulalongkorn University, Thailand
M.B.A., Ohio University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
2000-2001 Senior Vice President, Corporate Department 1
2001-2002 Senior Vice President, Corporate Department 5

21. MR. SILPAJAI KHARUHARATANA

POSITION ◦ Senior Vice President, Corporate Sector 2
EDUCATION ◦ B.B.A. (Business Administration), Bangkok University, Thailand
B.A. (Management), Curry College, Milton, Mass., U.S.A.
M.P.A. (Management and Budgeting), Suffolk University, Boston, Mass., U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1994-1999 Senior Vice President, Corporate Department 1
2000-2002 Senior Vice President, Corporate Department 2

22. MR. JUNICHIRO WATANABE

POSITION ◦ Senior Vice President, Corporate Sector 3
EDUCATION ◦ LL.B. (Laws), The University of Tokyo, Japan
MCL (Comparative Laws), The George Washington University Law School, U.S.A.
EXPERIENCE ◦ The UFJ Limited
1998-1999 Deputy General Manager, Structured Finance Department
The Siam Commercial Bank PCL
2000-2002 Senior Vice President, Corporate Department 3

23. MR. THONGCHAI NA NAKORN

POSITION ◦ Senior Vice President, Corporate Sector 4
EDUCATION ◦ Higher National Diploma in Business Studies, Manchester Polytechnic, U.K.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2001 Senior Vice President, Corporate Department 5
2001-2002 Senior Vice President, Corporate Department 1

24. MR. GRISH ATTAGRISH

POSITION ◦ Senior Vice President, Corporate Sector 6
EDUCATION ◦ B.A. (Finance), Chulalongkorn University, Thailand
M.B.A. (Marketing), Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
2000-2002 Senior Vice President, Corporate Department 6

25. MR. KENNETH WONG CHEE HOONG

POSITION ◦ Senior Vice President, Corporate Sector 7
EDUCATION ◦ B.B.A., Chaminade University of Honolulu, U.S.A.
M.B.A., Chaminade University of Honolulu, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
2000-2002 Senior Vice President, International Banking Department

26. MR. SONGSAK WAIRATPANIJ

POSITION ◦ Senior Vice President, Business Operations Division
EDUCATION ◦ B. Acc., Chulalongkorn University, Thailand
M.B.A., College of Notre Dame, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2002 Senior Vice President, International Trade Department

27. MS. SOMANA SIKSAMAT

POSITION ◦ Senior Vice President, Bangkok Region
EDUCATION ◦ B.A. (Political Science), Thammasat University, Thailand
M.A., Tarleton State University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2002 Senior Vice President, Business Development Department 1

28. MR. KRAISEE PATRAWART

POSITION ◦ Senior Vice President, Retail Product and Marketing Department
EDUCATION ◦ B.S. (Accounting), Kasetsart University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1995-2001 Vice President, Banking Development Department 1

29. MR. CHAINARONG SOMBATSIRI

POSITION ◦ Senior Vice President, Foreign Exchange and Remittance Department
EDUCATION ◦ B.S. (Statistics), Chulalongkorn University, Thailand
M.A. (Economics), University of Detroit, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1994-1998 Senior Vice President, Corporate Department 2

30. MS. SAOWAROS SIRIWAN

POSITION ◦ Senior Vice President, Consumer Finance Department 1
EDUCATION ◦ B.A. (Economics) (Hons.), Thammasat University, Thailand
M.S. (Economics), Taxas A&M University, U.S.A.
M.B.A. (Business Administration), Thammasat University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1998-1999 Senior Vice President, Office of Consumer Finance for Special Purpose

31. MR. MEECHAI KONGSANGCHAI

POSITION ◦ Senior Vice President, Consumer Finance Department 2
EDUCATION ◦ B. Acc. (Accounting), Chulalongkorn University, Thailand
LL.B., Sukhothai Thummathirach University, Thailand
Executive M.B.A., Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1991-1995 Vice President, Consumer Finance Department

32. MR. KOSIN THITAPAS

POSITION ◦ Senior Vice President, Channel Management Department 1
EDUCATION ◦ B.S. (Social Science) Chiang Mai University, Thailand
M.A. (Political Science) Thammasat University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1995-2002 Vice President, Regional Office 7 (Bankapi-Sukhumwit 45)

33. MR. VARIN CHALANUCHPONG

POSITION ◦ Senior Vice President, Channel Management Department 2
EDUCATION ◦ B. Acc., Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2001 Senior Vice President, Banking Development Department 2

34. MRS. ANCHALIPAN AMORNVIVAT

POSITION ◦ Senior Vice President, Private Banking Department
EDUCATION ◦ B.A. (Political Science) (Hons.), Chulalongkorn University, Thailand
M.P.A. (Public Administration), National Institution of Development Administrative, Thailand
M.M., Sasin, Graduate Institute of Business Administration, Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1992-2001 Senior Vice President, Business Promotion Department

35. MR. UBHASRI KRISHNAMRA

POSITION ◦ Senior Vice President, Private Banking Department
EDUCATION ◦ B. Sc. (Econ.), The Queen's University of Belfast, U.K.
M. Sc. (Econ.), The Queen's University of Belfast, U.K.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1995-2001 Senior Vice President, Banking Development Department 4

36. MRS. NAMTIP GAJANANDANA

POSITION ◦ Senior Vice President, Branch Operation Support Department
EDUCATION ◦ B.B.A. (Management), Chulalongkorn University, Thailand
M.B.A., North Texas State University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2001 Vice President, Branch Operation Support Office

37. MR. SINCHAI CHAISIRIPOOMKERE

POSITION ◦ Senior Vice President, Service Quality Department
EDUCATION ◦ B.A. (Statistics), Thammasat University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
2000-2002 Senior Vice President, Credit Operation Department

38. MR. PAYAP HANSAPANDHU

POSITION ◦ Senior Vice President, Payment and Collection Operations Department
(Retired on January 31, 2003)
EDUCATION ◦ B.S., Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2001 Senior Vice President, Clearing Department

39. MR. MANA VARAPUKDE

POSITION ◦ Senior Vice President, Payment and Collection Operations Department
(Appointed on February 1, 2003)
EDUCATION ◦ B.S. (Applied Statistics), Chulalongkorn University, Thailand
M.B.A. (Business Administration), Thammasat University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1997-2002 Senior Vice President, Systems Engineering Department
2002-1/2003 Senior Vice President, Technology and Process Engineering Department

40. MR. THONGCHAI PINGKARAWAT

POSITION ◦ Senior Vice President, Credit Operations Department
EDUCATION ◦ B.S. (Public Health), Mahidol University, Thailand
M.B.A., Roosevelt University, U.S.A.
M.S. (Computer Science), DePaul University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1994-2002 Senior Vice President, Information Systems Audit Department

41. MR. CHIRAVUTHI BUNYASIRI

POSITION ◦ Senior Vice President, Special Assets Corporate Sector 1
EDUCATION ◦ B.A. (Commerce), Chulalongkorn University, Thailand
M.B.A., University of Dallas, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1996-1999 Senior Vice President, IBF & Financial Institution Department
1999-2002 Senior Vice President, Credit Development Department

42. MR. CHALIT SATIDTHONG

POSITION ◦ Senior Vice President, Special Assets Medium Enterprise Sector
EDUCATION ◦ LL.B., Thammasat University, Thailand
Barrister-at-Law (Thai Bar), Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1995-2002 Senior Vice President, Business Development Department 2

43. MR. KAROON LAOHARATANUN

POSITION ◦ Senior Vice President, Assets Management
EDUCATION ◦ B.S. (Argriculture), Kasetsart University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1994-1998 Vice President, Corporate Department 7
1999-2002 Vice President, Asset Management Office

44. MR. NIBONDH NAMDHAVAJ

POSITION ◦ Senior Vice President, Special Assets Bangkok Region
EDUCATION ◦ B.S., Kasetsart University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1995-2000 Senior Vice President, Business Development Department 3
2001-2002 Senior Vice President, Credit Development Department

45. MR. MANUS KAPAYASRI

POSITION ◦ Senior Vice President, Special Assets Central Region
EDUCATION ◦ B.A. (Economics) (Hons.), Thammasat University, Thailand
M.A. (Economics), Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1998-2000 Senior Vice President, Surawong Branch
2001-2002 Senior Vice President, Regional Office 2 (Surawong)

46. MR. THANAWAT NATIPODHI

POSITION ◦ Senior Vice President, Litigation Services
EDUCATION ◦ LL.B. (Hons.), Chulalongkorn University, Thailand
Barrister-at-Law (Thai Bar), Thailand
LL.M., Chulalongkorn University, Thailand
M.B.A., Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1997-2002 Senior Vice President, Litigation Department

47. MRS. SUTHARNTIP PHISITBUNTOON

POSITION ◦ Senior Vice President, Credit Risk
EDUCATION ◦ B.A. (Economics) (1st Class Hons., Gold Medal), Chulalongkorn University, Thailand
M.A. (Economics), Thammasat University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2001 Senior Vice President, Corporate Department 1
2001-2002 Senior Vice President, Credit Risk Management Department

48. DR. POL NARONGDEJ

POSITION ◦ Senior Vice President, Data Management
EDUCATION ◦ B.S. (Engineering) (High Distinction), Harvey Mudd College, U.S.A.
M.S. (Engineering-Economic Systems), Stanford University, U.S.A.
Ph.D. (Engineering-Economic Systems), Stanford University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2002 Vice President, Risk Management Office

49. DR. AMARIT LAORAKPONG

POSITION ◦ Senior Vice President, IT Planning and Management
EDUCATION ◦ B.Eng. (Computer), Chulalongkorn University, Thailand
M.Eng., D.Eng., Tokyo Institute of Technology, Japan
EXPERIENCE ◦ The Siam Commercial Bank PCL
1996-2002 Vice President, Applied Technology Office

50. MS. SIRIPEN OLANKITCHAROEN

POSITION ◦ Senior Vice President, IT Solutions 1
EDUCATION ◦ B.S. (Statistics) (2nd Class Hons.), Chulalongkorn University, Thailand
M.B.A., National Institution of Development Administration, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
2001-2002 Senior Vice President, System Engineering Department

51. MR. SAMPHAN TIRAWAT

POSITION ◦ Senior Vice President, IT Solutions 2
EDUCATION ◦ B.S. (Statistics), Chulalongkorn University, Thailand
M.B.A., Thammasat University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1996-2000 Vice President, Systems Engineering Department
2001-2002 Senior Vice President, System Engineering Department

52. MRS. NAMTHIP POTISAT

POSITION ◦ Senior Vice President, E-Business
EDUCATION ◦ B.A. (Hons.), Chulalongkorn University, Thailand
M.B.A., New York University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2000 Senior Vice President, International Banking Department

53. MS. CHERDSIRI SUKSERM

POSITION : Senior Vice President, HR Administration
EDUCATION : B.B.A. (Accounting), Thammasat University, Thailand
Diploma (Programming Technology), Control Data Institute, Australia
EXPERIENCE : The Siam Commercial Bank PCL
2000-2002 Senior Vice President, Human Resource Department

54. MRS. ONGORN ABHAKORN NA AYUDHYA

POSITION ◦ Senior Vice President, Corporate Planning and Information Department
EDUCATION ◦ B.S. (Statistics), Chulalongkorn University, Thailand
M.B.A., University of Southern California, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1996-1999 Vice President and General Manager, London Branch

55. DR. VEERATHAI SANTIPRABHOB

POSITION ◦ Senior Vice President, Corporate Planning and Information Department
EDUCATION ◦ B.A. (Economics) (1st Class Hons.), Thammasat University, Thailand
A.M. (Economics), Harvard University, U.S.A.
Ph.D. (Economics), Harvard University, U.S.A.
EXPERIENCE ◦ 1994-1998 Economist, International Monetary Fund
1998-2000 Co-Director, Policy Research Institute, Fiscal Policy Office

56. DR. PAKORN PEETATHAWATCHAI

POSITION ◦ Senior Vice President, Treasury Department
EDUCATION ◦ B. Eng. (Electronics), King Mongkut's Institute of Technology University (Ladkrabang)
M.B.A. (Finance), University of Wisconsin, U.S.A.
D.B.A. (Finance and Economics), Boston University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2002 Vice President, Treasury Department

57. MR. SAROCH INDRAGAJITA

POSITION ◦ Senior Vice President, Corporate Communications
EDUCATION ◦ B.S. (Statistics), Chulalongkorn University, Thailand
M.A. (Educational Administration), Kasetsart University, Thailand
Diploma in Computer Science, Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1996-2001 Senior Vice President, Banking Development Department 4

58. MRS. SIRIBUNCHONG UTHAYOPHAS

POSITION ◦ Senior Vice President, Board Secretariat and Shareholder Services Office
EDUCATION ◦ B.A. (Economics) (2nd Class Hons.), Thammasat University, Thailand
M.B.A., Sasin Graduate Institute of Business Administrstion, Chulalongkorn University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1996-1999 Vice President, Capital Market Department

59. MR. PREECHA PRAECHINAVONG

POSITION ◦ Senior Vice President, Rutchayothin Office
EDUCATION ◦ B. Comm., Chulalongkorn University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1995-1998 Senior Vice President, Chidlom Office

60. MR. NATTAPONG SAMIT-AMPAIPISARN

POSITION ◦ Senior Vice President and General Manager, Singapore Branch
EDUCATION ◦ B.A. Economic (Honor), Thammasat University, Thailand
M.A. Economic (English Program), Thammasat University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1996-1999 Vice President Treasury Department
1999-2002 Vice President and General Manager, Singapore Branch

61. MR. NIMIT SAVETKAIROP

POSITION ◦ Senior Vice President, Business Relationship Center Bang Lampu
EDUCATION ◦ B. Acc. (Accounting), Chulalongkorn University, Thailand
M.B.A., Kasetsart University, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1998-1999 Senior Vice President, Business Development Office 1
2000-2002 Senior Vice President, Regional Office 1 (Wisutdhikasatara)

62. MR. MEECHAI ANGSURAT

POSITION ◦ Senior Vice President, Business Relationship Center Chidlom
EDUCATION ◦ B.S. (Agriculture), Kasetsart University, Thailand
LL.B., Thammasat University, Thailand
M.A.I. (Ag. Econ.), Utah State University, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2000 Senior Vice President and Manager, Chidlom Office
2001-2002 Senior Vice President, Regional Office 3 (Chidlom)

63. MR. SUPOJ RUCHINARONK

POSITION ◦ Senior Vice President, Retail Business Center Regional Office Talat Noi
EDUCATION ◦ B.B.A., Bangkok University, Thailand
M.P.A., National Institution of Development Administration, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999 Vice President and Manager, Talat Noi Branch
2000-2001 Senior Vice President and Manager, Talat Noi Branch

64. MR. SOMPHOB CHAIPRAPAR

POSITION ◦ Senior Vice President, Retail Business Center Regional Office Surawongse
EDUCATION ◦ B.B.A., (Economics), University of Manila, Manila, Philippines
M.B.A., Texas Southern University, Houston, U.S.A.
EXPERIENCE ◦ The Siam Commercial Bank PCL
1996-2001 Senior Vice President, Banglampu Branch
2001-2002 Senior Vice President, Regional Office 6 (Klongtan)

65. MR. SUPOTE SUVANPHUN

POSITION ◦ Senior Vice President, Retail Business Center Regional Office Thanon Mittraphap-Nakhonratchasima
EDUCATION ◦ B. Acc. (Accounting), Chulalongkorn University, Thailand
M.P.A. (Public Administration), National Institution of Development Administrative, Thailand
EXPERIENCE ◦ The Siam Commercial Bank PCL
1999-2000 Senior Vice President and Manager, Bangkapi Branch (Sukhumvit 45)

Changes in Shareholding in the Bank's Shares

(The Board of Directors and Executive Officers)

	NAME	POSITION	The Amount of Shares as at December 31, 2002	Change in 2002
1	DR. CHIRAYU ISARANGKUN NA AYUTHAYA	Chairman	-	(5,000) SCB
			-	(6,670) SCB-P
2	DR. VICHIT SURAPHONGCHAI	Director and Chairman of the Executive Committee	-	-
3	MR. VIROJ PHUTRAKUL	Director and Chairman of the	138,000 SCB	-
		Audit Committee	50,000 SCB-P	(8,000) SCB-P
			1,000 SCB-W	(27,600) SCB-W
			-	(8,000) SCB-C1
4	MR. ANAND PANYARACHUN	Director, Chairman of the Compensation	428,793 SCB	-
		Committee and Chairman of the Nomination	32,300 SCB-P	-
		and Corporate Governance Committee	29,423 SCB-W	-
5	MR. ASWIN KONGSIRI	Director and Member of the	5,200 SCB	-
		Executive Committee	-	(5,200) SCB-P
			-	(5,200) SCB-C1
6	MR. BODIN ASAVANICH	Director and Member of the	1,580 SCB	1,580 SCB
		Executive Committee	1,580 SCB-P	1,580 SCB-P
7	M.L. USNI PRAMOJ	Director and Member of	157,786 SCB	-
		the Audit Committee	39,446 SCB-W	-
8	M.R. DISNADDA DISKUL	Director and Chairman of the Audit Committee	-	-
9	MR. JOHN WILLIAM HANCOCK	Director, Member of the Compensation Committee and Member of the Nomination and Corporate Governance Committee	-	-
10	MR. PETER SEAH LIM HUAT	Director, Member of the Compensation Committee and Member of the Nomination and Corporate Governance Committee	-	-
11	MRS. KANNIKAR CHALITAPORN	Director & Senior Executive Vice President and Member of the Executive Committee	-	-
12	MR. VERACHAI TANTIKUL	Director	-	-
13	MR. MAHITO KAGEYAMA	Director	-	-
14	KHUNYING JADA WATTANASIRITHAM	President & Chief Executive Officer and Member of the Executive Committee	-	-
15	MR. CHATCHAVAL BHANALAPH	Senior Executive Vice President,	2,000 SCB	-
		Corporate Banking Group	499 SCB-W	-
16	MR. WIRUTT RUTTANAPORN	Senior Executive Vice President,	48,200 SCB	-
		Retail Banking Group	25,000 SCB-P	-
			-	(30,500) SCB-C1
17	MR. DEEPAK SARUP	Senior Executive Vice President, Change Program	-	-
18	MR. WUCHIEN MICHAEL THAN	Senior Executive Vice President, Human Resources	-	-

Remarks : SCB = SCB Ordinary/Common Shares
SCB-P = SCB Preferred Shares
SCB-W = SCB Warrant by The Siam Commercial Bank PCL
SCB-C1 = SCB Covered Warrants issued by the Ministry of Finance (Expired on May 10, 2002)

Investment as at December 31, 2002

Companies in which the Bank holds 10% or more of the paid - up capital (both direct and indirect) :-

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
1	**Chatuchak Asset Management Co., Ltd.** SCB Park Plaza Head Office Bldg., 8th Floor, Zone B 9 Rutchadaphisek Rd., Ladyao Jatujak, BKK.10900 Thailand Tel : 0-2544-2460	Asset Management	Ordinary	1,000,000,000.00	100,000,000	100,000,000	100.00%	6,000,000,000.00
2	**The Cambodian Commercial Bank Co., Ltd.** 26 Monivong Road, Sangkat Phsar Tmei 1, Khan Donpenh, Phnom penh, Kingdom of Cambodia Tel : 001-855-23-426-145, 426-208, 213-601-2 Telefax : 001-855-23-426-116	Banking	Ordinary	USD13,000,000.00	130,000	130,000	100.00%	634,316,884.80
3	**SCB Business Service Co., Ltd.** SCB (Chidlom Bldg. 2), 7th-10th Floor, 1060 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2256-2760 Fax : 0-2250-1115	Services	Ordinary	40,000,000.00	10,000,000	10,000,000	100.00%	56,488,300.00
4	**SCB Resolution Corporation Ltd.** SCB Park Plaza Head Office Bldg., 9 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2544-2471	Real Estate Management	Ordinary	20,000,000.00	2,000,000	2,000,000	100.00%	20,000,000.00
5	**SCB Training Center Co., Ltd.** SCB Park Plaza Head Office Bldg., 9 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2544-1701-2 Fax : 0-2937-7565	Services	Ordinary	460,000,000.00	4,600,000	4,600,000	100.00%	346,909,000.00
6	**SCB Advisory Service Co., Ltd.**[5] 120/60-61 Maneeya Ville Soi Vachiradhamsathit 12 Sukhumvit Rd. 101/1 Bangna BKK 10260 Tel : 0-2747-9012-15	Services	Ordinary	10,000,000.00	100,000	100,000	100.00%	10,002,118.12
7	**Mahisorn Co., Ltd.** SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5400	Real Estate	Ordinary	3,491,430,000.00	34,914,300	34,914,296	100.00%	2,141,564,999.96
8	**SCB Securities Co., Ltd.** Sindhorn Bldg., Tower 3, 25th-26th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan BKK. 10330 Thailand Tel : 0-2263-3500, 0-2263-3555 Fax : 0-2263-3811	Securities	Ordinary	1,530,000,000.00	153,000,000	152,999,986	99.99%	1,637,396,270.00
9	**Oreo Realty Inc.**[1] One Exchange Plaza, 8th Floor, New York, N.Y. 10006 U.S.A. Tel : 001-1 (212) 344-4101, 208-9301 Telefax : 001-1 (212) 747-0106	Real Estate	Ordinary	USD10.00	100	100	100.00%	-
10	**Siam Pitiwat Co., Ltd.** 222/1-7 Saim Square Soi 1, Rama I Rd., Pathumwan, BKK. 10330 Thailand Tel : 0-2253-8945-8 Fax : 0-2253-8943-4	Services	Ordinary	10,000,000.00	1,000,000	999,972	99.99%	9,999,720.00
11	**Astrakhan Investment Ltd.**[2] Suit 1609, Jardine House, 1 Connaught Place, Central Hong Kong Tel (852) 2524-4085 Fax (852) 2845-0293	Holding	Ordinary	HKD100,000.00	100,000	99,990	99.99%	1,542,645.72
12	**Thai International Properties Development Co., Ltd.**[5] SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5400	Real Estate	Ordinary	1,000,000.00	10,000	9,998	99.98%	1.00
13	**The Book Club Finance PCL.** SCB (Chidlom Bldg. 2), 3th-6th Floor, 1060 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2251-5555, 0-2255-8999 Fax : 0-2255-1666	Finance	Ordinary	916,468,820.00	183,293,764	154,498,108	54.54%	1,544,981,080.00
			Preferred	500,000,000.00	100,000,000	100,000,000	35.30%	1,000,000,000.00
			Total	1,416,468,820.00	283,293,764	254,498,108	89.84%	2,544,981,080.00
			Warrant	42,742,737.00	42,742,737	25,873,754	60.53%	-
14	**Supapirom Co., Ltd.**[3] SCB Park Plaza Head Office Bldg., 9 Rutchadaphisek Rd., Ladyao, Jatujak, BKK. 10900 Thailand Tel : 0-2544-5778 Fax : 0-2544-5779	Food Center	Ordinary	37,187,400.00	371,874	317,186	85.29%	5,124,117.00
15	**SCB Research Institute Co., Ltd.**[5] 77/201 Moo 7 SaiMai Bangkhen Bangkok Thailand	Research	Ordinary	37,500,000.00	5,000,000	3,999,999	80.00%	18,234,995.43
16	**Bangkok Crystal Co., Ltd.**[3] 80/267 Moo 6 Rama 2 Rd. Bang Khun Tien Bangkok 10150 Thailand Tel : 0-2416-1737	Industry	Ordinary	500,009,380.00	50,000,938	38,074,987	76.15%	2.00
17	**Samaggi Insurance PCL.** Samaggi Insurance Bldg., 12th Floor, North Park, 2/4 Viphavadee Rungsit Rd., Donmuang BKK. 10210 Thailand Tel : 0-2955-0100-29 Fax : 0-2955-0150-1	Insurance	Ordinary	298,595,040.00	59,719,008	35,105,200	58.78%	454,562,600.00
			Warrant	30,000,000.00	30,000,000	17,552,600	58.51%	-
18	**Sub Sri Thai Warehouse PCL.** 2044/25-27 Petchaburi New Rd., BKK. 10320 Thailand Tel : 0-2314-0412, 0-2314-3132, 0-2318-3491-2 Fax : 0-2318-3490	Warehousing & Silo	Ordinary	121,000,000.00	12,100,000	7,052,995	58.29%	146,873,713.80

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
19	**SG Land Co., Ltd.**[3] M Floor SG Tower Bldg. Soi Mahatlekluang Rachdamri Rd. Bangkok Tel : 0-2651-8855	Real Estate	Ordinary	225,000,000.00	45,000,000	22,950,000	51.00%	20,250,002.00
20	**Siam Niti Law Office Co., Ltd.** SCB Park Plaza Bldg., Tower 1 West, 12th Floor, 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5000 Fax : 0-2937-5001	Consultant	Ordinary	16,000,000.00	160,000	78,394	48.99%	8,088,976.00
21	**Nobleclear Holdings (BVI) Ltd.**[1] 50/670 Sukhumvit Rd., 105 (LaSall), Bangna, BKK. 10260 Thailand Tel : 0-2398-0158 Fax : 0-2398-9860	Holding	Ordinary	EUR 3,067,751.00	3,067,751	1,440,002	46.94%	1.00
22	**The Siam Industrial Credit PCL.** Sindhorn Bldg., Tower 2, 3-5th Floor, 130-132 Wireless Rd., Lumpinee, Pathumwan, BKK. 10330 Thailand Tel : 0-2263-2100, 0-2650-9990 Fax : 0-2263-2044-6	Finance	Ordinary Warrant-3	2,497,653,320.00 48,414,274.00	499,530,664 48,414,274	230,883,188 23,116,624	46.22% 47.75%	1,249,948,648.00 -
23	**Sri U-Thong Co., Ltd.**[3] 388 12th Floor SP Bldg. Paholyothin Rd. Bangkok Tel : 0-2273-0032	Construction	Ordinary	1,084,356,090.00	108,435,609	45,630,963	42.08%	1.00
24	**Christiani & Nielsen (Thai) PCL.** 50/670 Sukhumvit Rd., 105 (LaSall), Bangna, BKK. 10260 Thailand Tel : 0-2398-0158 Fax : 0-2398-9860	Construction	Ordinary	1,411,835,200.00	141,183,520	59,656,315	42.25%	159,083,508.80
25	**SCB Leasing PCL.** Sindhorn Bldg. Tower 3 27th Floor 130-132 Wireless Rd. Lumpinee Pathumwan Bangkok 10330 Thailand Tel : 0-2263-2990 Fax : 0-2263-2991	Leasing	Ordinary	105,769,140.00	10,576,914	4,305,358	40.71%	40,867,610.00
26	**TSS Real Estate Co., Ltd.** 420 Petchaburi New Rd., BKK. Thailand	Real Estate	Ordinary	503,150,000.00	7,100,000	2,840,000	40.00%	2.00
27	**SCB Biotech Co., Ltd.**[5] Sindhorn Bldg., Tower 2, 14th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand	Holding	Ordinary	112,750,000.00	1,500,000	525,000	35.00%	34,020,000.00
28	**SCB Asset Management Co., Ltd.** Sindhorn Bldg., Tower 3, 23th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand Tel : 0-2263-2800 Fax : 0-2263-4004	Mutual Fund	Ordinary	100,000,000.00	20,000,000	7,800,000	39.00%	54,608,000.00
29	**Siam Media and Communication Co., Ltd.**[5] SCB Park Plaza Bldg., Tower 2 West, 17-22th Floor, 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071 Fax : 0-2937-5077	Holding	Ordinary	700,000,000.00	7,000,000	2,333,800	33.34%	1.00
30	**The VinaSiam Bank Co., Ltd.** No. 2 Pho Duc Chinh Street, District 1, Hochiminh City, The Socialist Republic of Vietnam Tel : 001-84-8-821-0557, 821-0630, 821-0536 Telefax : 001-84-8-821-0585	Banking	Ordinary	USD15,000,000.00	150,000	49,500	33.00%	159,235,475.74
31	**Thai Baroda Industries Co., Ltd.**[3] 3 Map Ta Phut Industrial Estate, I-1 Rd., Rayong 21150 Thailand (P.O. BOX 61) Tel : 0-3868-3102-3, 0-3868-3600-6 Fax : 0-3863-8101	Vehicles & Parts	Ordinary	905,000,000.00	9,050,000	2,831,140	31.28%	266,898,260.88
32	**Siam Children Care Co., Ltd.**[5] (Being in process of dissolution)	Nursery	Ordinary	5,000,000.00	500,000	150,000	30.00%	1.00
33	**Siam Cosmos Service Co., Ltd.** Maneeya Center Bldg., 14th Floor, 518/5 Ploenchit Rd., BKK. 10330 Thailand Tel : 0-2652-0580-2 Fax : 0-2652-0617	Consultant	Ordinary	6,000,000.00	60,000	17,500	29.17%	4,052,630.00
34	**Siam Commercial New York Life Insurance PCL.** SCB (Chidlom Bldg. 1), 4th-10th Floor, 1060 Petchaburi New Rd., BKK. 10400 Thailand Tel : 0-2256-1999 Fax : 0-2253-5200	Insurance	Ordinary	500,000,000.00	50,000,000	12,500,000	25.00%	133,216,995.72
35	**WTA (Thailand) Co., Ltd.**[3] 313 C.P. Tower Silom Rd., Bangrak Bangkok 10500 Thailand. Tel : 0-2699-1609 Fax : 0-2643-1881	Holding	Ordinary	25,000.00	1,000	250	25.00%	-
36	**Nava 84 Co., Ltd.**[3] 313 C.P. Tower Silom Rd., Bangrak Bangkok 10500 Thailand. Tel : 0-2638-2781 Fax : 0-2631-0969	Holding	Ordinary	1,203,000,000.00	150,000,000	37,499,998	25.00%	137,442,740.86
37	**Satum Inc.** 21st Floor, Tower 2 West, SCB Park Plaza Bldg., 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071-2 Fax : 0-2937-5077	Holding	Ordinary	USD20,018,900.00	40,037,800	10,000,000	24.98%	161,887,199.47
38	**Satum Management Ltd.** 21st Floor, Tower 2 West, SCB Park Plaza Bldg., 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071-2 Fax : 0-2934-5077	Consultant	Ordinary	500,000.00	5,000	1,136	22.72%	255,364.62
39	**Siam Panich Leasing PCL.** 32/24-26, 53 Soi Sukhumvit 21 (Asoke), Sukhumvit Rd., BKK. 10110 Thailand Tel : 0-2260-1200, 0-2661-7020 Fax : 0-2260-1209	Leasing	Ordinary Warrant	1,992,308,970.00 63,961,415.00	199,230,897 63,961,415	44,587,471 15,549,090	22.38% 24.31%	1,103,884,091.53 41,783,704.02

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
40	**CBNP (Thailand) Co., Ltd.**[3] 989 21st Floor Siam Tower Bldg. Rama 1 Rd. Pathumwan Rd. Bangkok Thailand.	Consultant	Ordinary	100,000.00	1,000	208	20.80%	20,800.00
41	**Donmuang International Airport Hotel Co., Ltd.** Amari Airport Hotel 333 Cherd Wudthakas Rd., Don Muang, BKK. 10210 Thailand Tel : 0-2566-1020 Fax : 0-2566-1941	Hotel	Ordinary	120,000,000.00	1,200,000	204,000	17.00%	85,723,320.00
42	**Fuel Pipeline Transportion Co., Ltd.** 424 Moo 8, Viphavadee Rungsit Rd., Donmuang, BKK. 10210 Thailand Tel : 0-2574-6180-3 Fax : 0-2929-5735	Services	Preferred	1,592,000,000.00	15,920,000	2,666,176	16.75%	266,617,600.00
43	**The Dheves Insurance PCL.** 99 Dheves Bldg., Ratchadamnernklang Rd., BKK. 10200 Thailand Tel : 0-2280-0985-96 Fax : 0-2280-0399	Insurance	Ordinary	120,000,000.00	12,000,000	1,895,680	15.80%	127,744,160.00
44	**Sonoco Asia Corporation (Thailand) Ltd.** 95 Moo 13 Paholyothin Rd., Kloungnoung KloungLuang, Pathumthanee Thailand Tel : 0-2529-4091, 0-2529-1240 Fax : 0-2529-4090	Industry	Ordinary	185,000,000.00	300,000	45,000	15.00%	23,730,750.00
45	**SCB Holding Co., Ltd.** Sindhorn Bldg., Tower 3, 16th Floor, 130-132 Wireless Rd., Lumpinee Pathumwan, BKK. 10330 Thailand Tel : 0-2263-2600 Fax : 0-2263-2599	Holding	Ordinary	30,000,000.00	300,000	45,000	15.00%	5,513,400.00
46	**Wongpaitoon Group PCL.** 70/19 Moo 6 Ekkachai Rd. Bangbon Bang Khun Tien Bangkok Thailand Tel : 0-2416-4647-9 Fax : 0-2416-4642	Textile	Ordinary Warrant	6,048,458,800.00 403,230,585.00	604,845,880 403,230,585	89,046,503 59,364,335	14.72% 14.72%	277,195,671.99 -
47	**ITV PCL.** 12th Floor SCB Park Plaza Bldg. Tower 3 East Rachadaphisek Rd. Bangkok 10900 Thailand Tel: 0-2937-8080 Fax: 0-2937-8100	Entertainment	Ordinary Warrant	5,750,000,000.00 50,000,000.00	1,150,000,000 50,000,000	156,894,754 18,000,000	13.64% 36.00%	706,094,478.46 52,500.00
48	**BNH Medical Centre Co., Ltd.** 9 Convent Rd., Silom BKK. 10500 Thailand Tel : 0-2632-0550	Hospital	Ordinary	586,119,350.00	58,611,935	7,620,307	13.00%	63,703,070.00
49	**Siam General Factoring PCL.** 232/13-14 Moo 5 Srinakarin Rd. Samutprakhan 10270 Thailand Tel : 0-2758-6949-52 Fax : 0-2758-6953	Factoring	Ordinary	682,751,530.00	68,275,153	8,672,291	12.70%	135,063,421.15
50	**Thai Obayasi Corporation Co., Ltd.** Nantawan Bldg., 16th Floor, 161 Rajdamri Rd., BKK. Thailand Tel : 0-2252-5200	Construction	Ordinary	10,000,000.00	20,000	2,500	12.50%	77,191,450.00
51	**Puen Pob Paet Co., Ltd.** 444 11st Floor, MBK Tower, Phayathai Rd., Pathumwan, BKK. 10330 Thailand Tel : 0-2217-9836-7 Fax : 0-2217-8333	Clinic	Ordinary	1,000,000.00	100,000	11,289	11.29%	232,884.07
52	**Siam Press Management Co., Ltd.** 545 Soi Ramkhamhang 39, Ramkhamhang Rd., Bangkapi, BKK. 10310 Thailand Tel : 0-2318-6463-5 Fax : 0-2319-6333	Printing	Ordinary	60,000,000.00	6,000,000	600,003	10.00%	6,459,641.49
53	**Thai U.S. Leather Co., Ltd.** 39/98 Moo 2, Bangkrajao, Muang Samuthsakhon, Samuthsakhon 74000 Thailand Tel : 0-3449-0082-7	Industry	Ordinary	193,750,000.00	25,000,000	2,500,000	10.00%	19,375,000.00
54	**Narathiwat Thani Co., Ltd.** 946 Rama IV Rd., Silom BKK. 10500 Thailand Tel : 0-2636-3600 Fax : 0-2636-3545	Hotel	Ordinary	180,000,000.00	18,000,000	1,800,000	10.00%	17,889,480.00
55	**Sea Minerals Co., Ltd.** Sinothai Tower, R Floor, 32/60 Sukhumvit 21 Rd., Wattana BKK. Thailand Tel : 0-2586-5437	Mining	Ordinary	72,000,000.00	720,000	72,000	10.00%	6,321,600.00
56	**Navuti Co., Ltd.** Rajanakarn Bldg., 16th Floor, 183 South Sathorn Rd., Yannawa, Sathorn, BKK. 10120 Thailand Tel : 0-2676-6081-4 Fax : 0-2676-6080	Agribusiness	Ordinary	60,000,000.00	600,000	60,000	10.00%	6,000,000.00
57	**Angthong Sugar Terminal Ltd.** Monririn Bldg., 60/1 Paholyothin 8 (Soi Sailom), Phayathai, BKK. 10400 Thailand Tel : 0-2270-1520-2	Warehouse	Ordinary	50,000,000.00	500,000	50,000	10.00%	5,000,000.00
58	**Fortis Co., Ltd.** 3 Moo 7, Kingkaew-Ladkrabang Rd., Rajatheva Bangplee, Samutprakarn 10540 Thailand Tel : 0-2326-6420-3 Fax : 0-2326-6425	Commerce	Ordinary	40,000,000.00	400,000	40,000	10.00%	4,000,000.00
59	**Sino-Thai Resources Development PCL.** Sinothai Tower, R Floor, 32/60 Sukhumvit 21 Rd., North Klongtoey, BKK. 10110 Thailand Tel : 0-2260-2808-9 Fax : 0-2260-2810	Mining	Ordinary	130,000,000.00	13,000,000	1,300,000	10.00%	3,120,000.00

	Company/Address	Type of Business	Type of Shares	Issued and Paid up Share Capital (Baht)	Paid-up Shares	Amount of Shares	Percentage of Ownership	Amount (Baht)
60	**Siam Technology Service Co., Ltd.**[1] SCB Park Plaza Bldg., Tower 1 west, 18 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand Tel : 0-2937-5071, 0-2937-5077 Fax : 0-2937-5077	Consultant	Ordinary	30,000,000.00	3,000,000	300,000	10.00%	1.00
61	**Dhanamit Factoring Co., Ltd.** Olympia Thai Tower, 6th Floor, 444 Rutchadapisek Rd., Samsennok, Huay Khwag, BKK. 10320 Thailand Tel : 0-2512-1818 Fax : 0-2513-4741	Factoring	Ordinary	40,000,000.00	4,000,000	400,000	10.00%	4,000,000.00
62	**Siam Commercial Development Co., Ltd.**[1] SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand	Holding	Ordinary	15,000,000.00	250,000	25,000	10.00%	1,500,000.00
63	**Suthakarn Co., Ltd.**[1] SCB Park Plaza Bldg., 18-19 Rutchadaphisek Rd., Ladyao Jatujak, BKK. 10900 Thailand	Holding	Ordinary	25,000.00	1,000	100	10.00%	2,500.00
64	**Siam Cement Myanmar Trading Ltd.** 291 (B) Shwedagon Pagoda Rd. Dagon Township, Yangon, Myanmar Tel : 95-1-246-134	Industry	Ordinary	1,320.00 (KYAT Currency)	220	22	10.00%	559,281.05
								19,446,630,670.68

Remarks : (1) Discontinued operations and being in process of dissolution.

(2) Dissolution and being in process of liquidation.

(3) Companies financial statements was not consolidated with the Bank's financial statements.

(4) Discontinued operations and being in process of dissolution and companies financial statements was not consolidated with the Bank's financial statements.

(5) Dissolution and being in process of liquidation and companies financial statements was not consolidated with the Bank's financial statements.

Retail Business Center Regional Offices

	Telephone	Fax
RBC Regional Office Wisut Kasat	0-2629-1570-3	0-2629-0631
RBC Regional Office Surawong	0-2235-3418-9	0-2233-9123-4
RBC Regional Office Chidlom	0-2256-1226-33	0-2256-2748
RBC Regional Office Ram-Inthra	0-2943-5070-2	F0-2519-4843
RBC Regional Office Talat Noi	0-2266-5190-95	0-2639-0814
RBC Regional Office Khlong Tan	0-2318-7676	0-2319-3009
RBC Regional Office Phra Ram 4	0-2713-6165-6	0-2713-6037
RBC Regional Office Pracha Chun	0-2913-6034-6	0-2913-6037
RBC Regional Office Bang Khlo	0-2291-8380	0-2289-2185
RBC Regional Office Thanon Taksin	0-2438-1314-7	0-2438-1318
RBC Regional Office Thanon Ratchadapisek-Thaphra	0-2876-2613	0-2477-1351
RBC Regional Office Sanam Bin Nam	0-2952-4174-7	0-2952-4178
RBC Regional Office Thepha Rak	0-2754-9946-7	0-2754-9855
RBC Regional Office Nakhon Sawan	0-5631-1388-9	0-5622-1558
RBC Regional Office Ha Yaek Khokmatum	0-5522-1000	0-5537-7176
RBC Regional Office Tha Phae	0-5381-8483-5	0-5328-2195
RBC Regional Office Lampang	0-5421-9171-5	0-5421-9176
RBC Regional Office Thanon Pho Si-Udon Thani	0-4224-3332	0-4222-3780
RBC Regional Office Khonkaen	0-4333-3945-8	0-4333-3950
RBC Regional Office Ubon Ratchathani	0-4526-5691-4	0-4525-6075
RBC Regional Office Thanon Mittraphap-Nakhonratchasima	0-4425-5335-6	0-4426-2850
RBC Regional Office Thanyaburi	0-2577-1552-4	0-2577-1575
RBC Regional Office Chachoengsao	0-3851-5127-31	0-3881-4489-90
RBC Regional Office Bang Plasoi-Chon Buri	0-3879-0226-7	0-3879-0228
RBC Regional Office Rayong	0-3861-0677	0-3880-0371
RBC Regional Office Kaeng Khoi	0-3632-0761-6	0-3624-4493
RBC Regional Office Thanon Rojana-Ayutthaya	0-3534-6445-6	0-3534-6447-8
RBC Regional Office Suphan Buri	0-3550-1490-2	0-3550-1493
RBC Regional Office Phra Prathon-Nakhonpathom	0-3421-3533	0-3425-7407
RBC Regional Office Phra Ram 2	0-2416-7090-1	0-2894-1505
RBC Regional Office Khao Wang	0-3240-2311-6	0-3241-0614
RBC Regional Office Talat Mai-Surat Thani	0-7721-4234-7	0-7721-4238
RBC Regional Office Thanon Chao Fa-Phuket	0-7622-4373-4	0-7622-0971
RBC Regional Office Si Yaek Hua Thanon-Nakhon Si Thammarat	0-7532-5124-6	0-7535-8038
RBC Regional Office Thanon Rat Yindi-Hat Yai	0-7434-2490-7	0-7434-2494

Nationwide Branches

Bangkok	147 Branches
Metropolitan Area	55 Branches
Central Region	43 Branches
North Region	57 Branches
Southern Region	49 Branches
Eastern Region	42 Branches
North Eastern Region	62 Branches
West Region	28 Branches
Total	483 Branches

	Telephone	Fax
Bangkok		
Ratchayothin	0-2544-3480	0-2544-3475
Chidlom	0-2256-1207	0-2256-1221
Staff Banking Team	0-2544-2417	0-2937-7624
Klong Tan	0-2717-2514	0-2319-7190
Charoen Nakorn	0-2437-0025	0-2438-0564
Chaeng Watthana Soi 13	0-2573-8417	0-2574-1542
Chaloem Nakorn	0-2222-5684	0-2225-8546
Soi Chok Chai 4	0-2530-4350	0-2530-4305
Soi Chaiyot	0-2255-1130	0-2254-0658
Soi Thonglor	0-2391-7337	0-2391-1496
Soi Ari Samphan	0-2271-3491	0-2618-5249
Dao Khanong	0-2877-8362	0-2877-8367
Tri Petchr	0-2224-4632	0-2224-5289
Talad Noi	0-2237-5001	0-2235-7020
Talad Plu	0-2472-1760	0-2465-7992
Tao Pun	0-2911-5860	0-2911-5869
Thanon Chan	0-2211-1433	0-2211-9966
Thanon Cherd Wuthakat (Don Muang)	0-2565-2046	0-2565-2053
Thanon Taksin	0-2439-6487	0-2437-5413
Thanon Nuan Chan	0-2944-4833	0-2944-4840
Thanon Pracha Uthit	0-2870-9060	0-2870-9066
Thanon Pattanakarn	0-2722-3021	0-2722-3029
Thanon Petchburi	0-2215-7302	0-2215-2455
Thanon Petchburi Tat Mai	0-2319-3008	0-2319-7189
Thanon Ratchadapisek	0-2247-5335	0-2247-5334
Thanon Ratchadapisek (Tha Phra)	0-2476-1313	0-2468-8858
Thanon Ratchadapisek 2	0-2274-0724	0-2274-0761
Thanon Ratchadapisek 3 (Telecom Tower)	0-2643-0130	0-2643-0144
Thanon Ramkhamhaeng	0-2318-5615	0-2318-5089
Thanon Wongwanrobnok (Bang Wak)	0-2885-8533	0-2885-8532
Thanon Witthayu	0-2650-9500	0-2255-8838
Thanon Wutthakat	0-2465-1996	0-2472-1670
Thanon Sri Nakarin (Krungthep Kritha)	0-2379-6088	0-2379-6090
Thanon Sri Nakarin (On Nuch)	0-2322-0963	0-2322-0967
Thanon Sri Nakarin (Udomsuk)	0-2361-8011	0-2398-0109
Thanon Sanphawut	0-2744-7436	0-2744-7445
Thanon Sathorn	0-2676-5522	0-2676-5533
Thanon Sirindhorn	0-2881-0680	0-2881-0689
Thanon Suksawat	0-2427-0561	0-2427-0565
Thanon Sukhaphiban 1 (Tha Bang Khae)	0-2454-3654	0-2454-3863
Thanon Sukhaphiban 1 (Intrarak)	0-2519-4906	0-2948-4010
Thanon Sukhaphiban 2 (Suan Siam)	0-2906-0450	0-2906-0834
Thanon Ekachai	0-2895-2106	0-2895-2500
Tha Phra	0-2411-0343	0-2418-2585

	Telephone	Fax
Dheves	0-2282-4133	0-2282-7752
Banthadthong	0-2214-1211	0-2216-6639
Bang Krabue	0-2669-4496	0-2669-4898
Bang Kapi (Sukhumvit 45)	0-2258-0560	0-2259-2597
Bang Khen	0-2513-1034	0-2513-0258
Bang Kho Laem	0-2289-1992	0-2291-3490
Bang Khae	0-2413-2498	0-2413-3944
Bang Khlo	0-2291-1109	0-2292-1217
Bang Chak	0-2332-9701	0-2332-9706
Bang Na	0-2393-0433	0-2399-1778
Bang Na-Trad (Km. 3.5)	0-2744-0154	0-2744-3495
Bang Bon	0-2416-6173	0-2416-7968
Bang Bua	0-2561-1158	0-2579-3516
Bang Plad	0-2433-0223	0-2435-0361
Bang Po	0-2912-7092	0-2912-7095
Bang Mod	0-2415-1012	0-2415-1616
Bang Rak	0-2233-2089	0-2233-2102
Bang Lampu	0-2281-7029	0-2281-9552
Pracha Chun	0-2586-8825	0-2585-0202
Pracha Nivet 1	0-2588-2339	0-2591-3630
Pin Klao	0-2434-5521	0-2434-5426
Rama 2 (Km. 7)	0-2416-1213	0-2416-1220
Rama 4	0-2392-3503	0-2381-4034
Rama 4 (Sirinrat Building)	0-2367-5009	0-2367-5010
Rama 9	0-2247-2772	0-2246-8500
Plubpla Chai	0-2221-2243	0-2225-8318
Phaholyothin	0-2271-0371	0-2271-0375
Petchkasem Soi 29	0-2457-9281	0-2458-0413
Petchkasem Soi 114	0-2810-7054	0-2810-7063
Ploenchitr	0-2255-6805	0-2255-6809
Minburi	0-2918-5407	0-2918-5406
The Customs Department Sub branch	0-2240-0916	0-2240-0918
Klong Chan Sub branch	0-2377-1396	0-2377-1395
Charansanitwong 13 Sub branch	0-2410-2772	0-2410-2866
Charansanitwong 48 Sub branch	0-2883-0401	0-2883-0404
Charoenkrung Soi 72 Sub branch	0-2688-1255	0-2688-1260
Charoenkrung Soi 107 Sub branch	0-2688-5371	0-2688-5376
Soi St. Louis 3 Sub branch	0-2211-1359	0-2213-2315
Soi Pracha Songkhrorh 30 Sub branch	0-2692-5116	0-2692-5120
Soi Ramkhamhaeng 24 Sub branch	0-2319-6012	0-2319-6789
Soi Moobansethakij Sub branch	0-2444-3096	0-2444-3100
Soi Mooban Senanivet Sub branch	0-2570-0501	0-2570-1665
Thanon Dindaeng Sub branch	0-2640-5583	0-2640-5587
Thanon Pracharaj Sai 1 (Bang Po) Sub branch	0-2912-8002	0-2912-8006
Thanon Vibhavadeerangsit (Don Muang) Sub branch	0-2533-4211	0-2533-4073
Thanon Issaraphap Sub branch	0-2472-7676	0-2472-7681

	Telephone	Fax
Thanon Witthayu (All Seasons Place) Sub branch	0-2654-0417	0-2654-0420
Tha Phra Chan Sub branch	0-2226-3594	0-2222-1062
King Mongkut's Institute of Technology Sub branch	0-2326-4385	0-2326-4384
Bang Khunnon Sub branch	0-2433-4010	0-2433-5760
The Grand Palace Sub branch	0-2225-4464	0-2225-9709
Paholyothin Soi 52 Sub branch	0-2972-1146	0-2972-1150
Petchkasem Soi 18 Sub branch	0-2457-9591	0-2457-4367
Petchkasem Soi 69 Sub branch	0-2421-4150	0-2421-4130
Dhurakijbandit University Sub branch	0-2591-2967	0-2591-2737
Kasetsart University Sub branch	0-2561-3495	0-2561-3497
Ramkhamhang 2 Sub branch	0-2728-4455	0-2720-9531
Wongwien 22 Karakada Sub branch	0-2221-0942	0-2221-6590
Suan Chitrada Sub branch	0-2281-3489	0-2281-7081
Samsen Sub branch	0-2241-0156	0-2241-4139
See Kak Sao Chincha Sub branch	0-2622-2235	0-2622-2238
Sukhumvit Soi 3/1 Sub branch	0-2255-4819	0-2253-4159
Sukhumvit Soi 101/1 Sub branch	0-2747-7721	0-2747-7764
Sukhumvit Soi 103 Sub branch	0-2747-3207	0-2747-3206
Suanlum Night Bazaar Sub branch	0-2250-0900	0-2250-0904
Yaowarat	0-2224-2188	0-2226-1944
Ratchadamnoenklang	0-2281-5905	0-2282-0642
Rajwong	0-2221-8297	0-2222-9432
Rajwatr	0-2243-6846	0-2243-6555
Ram Intra	0-2509-2889	0-2519-4844
Ram Intra Km.10	0-2918-0838	0-2918-0845
Ramathibadi	0-2644-7400	0-2245-5765
Ratchawithi Hospital	0-2245-5533	0-2246-3865
Ladkrabang	0-2738-0692	0-2738-0534
Ladprao Soi 10	0-2513-1507	0-2512-3093
Ladprao Soi 59	0-2933-1560	0-2539-3075
Ladprao Soi 111	0-2375-8083	0-2378-2230
Ladya	0-2861-5050	0-2439-1047
Lumpini	0-2251-1575	0-2254-5854
Visuthkasat	0-2282-2155	0-2282-5815
Siriraj	0-2411-4278	0-2418-2587
The Thai Red Cross Society	0-2253-8424	0-2252-7236
Siam Square	0-2251-4820	0-2254-1671
Saphan Kwai	0-2279-0643	0-2279-3080
Saphan Luang	0-2233-4625	0-2235-8156
Saphan Mai Don Muang	0-2551-0556	0-2551-0560
Sathupradit	0-2294-0326	0-2294-9775
Samyak Fichai	0-2418-2558	0-2418-2586
Siyak Sriwara	0-2935-6140	0-2935-6146
Silom	0-2235-6314	0-2235-6313
Sukhapiban 3 (Sammakorn)	0-2729-4604	0-2729-4818
Sukhumvit Soi 71	0-2381-4578	0-2392-9408
Sutthisan	0-2277-1674	0-2277-4669

	Telephone	Fax
Surawong	0-2233-7115	0-2236-7590
Surawong 2	0-2233-3289	0-2236-1269
Laksi	0-2521-1672	0-2521-4008
Hua Med	0-2222-1118	0-2224-4641
Hua Mark	0-2375-0987	0-2377-4031
Victory Monument	0-2246-8482	0-2246-8490
Asoke	0-2661-6310	0-2259-7167
On Nuch	0-2742-2130	0-2742-2138
United Nation Building	0-2288-1312	0-2282-9032
Ekkamai	0-2381-1611	0-2391-4244

Metropolitan Area

Nakhon Pathom

	Telephone	Fax
Nakornchaisri	0-3433-1117	0-3433-1541
Mahidol University Sub branch	0-2441-9134	0-2441-9133
Salaya	0-2441-0254	0-2441-0253
Samphran	0-3432-1938	0-3432-1981
Omyai	0-2420-0789	0-2420-8620

Nonthaburi

	Telephone	Fax
Ngamwongwarn	0-2589-2376	0-2591-5190
Thanon Chaengwattana	0-2573-7200	0-2982-9886
Thanon Ratanathibet	0-2921-0934	0-2921-0930
Sainoi	0-2597-1176	0-2597-1201
Nonthaburi	0-2525-1344	0-2525-0146
Bangbuathong	0-2924-3040	0-2924-3047
Bangyai	0-2595-1281	0-2595-1280
Pak Kred	0-2583-3881	0-2583-8052
Muangthong Thani	0-2960-1012	0-2960-1019
Ministry of Public Health Sub branch	0-2589-8344	0-2589-7943
Soi Wat Bua Kwan	0-2952-1101	0-2952-1106
Wat Sri Prawat	0-2903-8935	0-2903-8934
Sanambinnam	0-2588-1540	0-2591-7904
Saphan Pranangklao	0-2526-6623	0-2526-3544
Sena Salitdej	0-2525-0402	0-2525-2562

Pathumthani

	Telephone	Fax
Klong 2 (Tanyaburi)	0-2533-0267	0-2355-1645
Klong 10 (Thanyaburi)	0-2546-1305	0-2546-1304
Klong Luang	0-2516-0999	0-2516-8573
Khukot (Klong 2)	0-2995-9971	0-2995-9976
Thanon Nimitmai	0-2993-0380	0-2993-0384
Thanyaburi	0-2577-1490	0-2577-2812
Bangkadee	0-2963-7140	0-2501-2804
Pathumthani	0-2581-2996	0-2581-1743
Ladlumkaew Sub branch	0-2976-2556	0-2976-2558
Saphan Nonthaburi Sub branch	0-2598-2530	0-2598-2533
Nongsue Sub branch	0-2549-1037	0-2905-9065
Rangsit	0-2959-0013	0-2959-0022
Lamlukka	0-2523-9130	0-2531-5248
Samkhok	0-2593-1268	0-2593-1271

	Telephone	Fax
Ayudhaya		
Pratunam Phra In	0-3521-9573	0-3536-1912
Samut Prakarn		
Thanon Kingkaew (On Nuch)	0-2738-3888	0-2326-8512
Thanon Pu Chao Samingprai	0-2384-5094	0-2384-5092
Thanon Srinakarin (Soi Lazal)	0-2748-7191	0-2748-7069
Thanon Sukhumvit	0-2384-1435	0-2384-1462
Theparak	0-2385-1004	0-2385-1258
Bangklu (Prapradaeng)	0-2817-7428	0-2817-7432
Bangna-Trad	0-2312-0210	0-2312-0214
Prapradaeng	0-2817-1451	0-2817-2993
Muangmai Bang Pli	0-2315-1019	0-2315-2228
Thanon Kuenkan Sub branch	0-2464-0770	0-2464-0774
Thanon Srisamutr Sub branch	0-2389-2772	0-2389-2777
Theparak (Bang Pli) Sub branch	0-2706-6010	0-2706-6015
Bang Pu Industrial Estate Sub branch	0-2323-4084	0-2323-4088
Bang Pu Industrial Estate 2 Sub branch	0-2324-1037	0-2324-1036
Bang Bor Sub branch	0-2338-1063	0-2338-1938
Imperial World (Samrong) Sub branch	0-2384-3682	0-2384-3681
Samut Prakarn	0-2387-1995	0-2387-1994
Samrong	0-2393-7291	0-2393-2108
Samutsakorn		
Krathumban	0-3447-1267	0-3447-1687
Om Noi	0-2420-1757	0-2420-2380

Central Area

	Telephone	Fax
Chainat		
Chainart	0-5641-1914	0-5641-1913
Wat Sing	0-5646-1004	0-5646-1012
Sanpaya	0-5649-9004	0-5649-9003
Nakhon Nayok		
Nakhon Nayok	0-3731-2664	0-3731-2666
Ban Na	0-3738-1258	0-3738-2010
Ongkarak	0-3732-2458	0-3739-1133
Nakhon Pathom		
Thanon Songpol	0-3421-9391	0-3424-2747
Nakhon Pathom	0-3425-0818	0-3425-4135
Bang Len	0-3423-4910	0-3423-4915
Phra Prathon	0-3421-2840	0-3421-2841
Kampangsan (Kasetsart *University) Sub branch*	0-3428-2285	0-3428-2289
Nonthaburi		
The Electricity Generating Authority of Thailand (Bang Kruai) Sub branch	0-2447-1484	0-2447-1960
Talad Amphoe Bang Kruai Sub branch	0-2446-7080	0-2446-7083
Ayudhaya		
Thanon Rojana	0-3521-3453	0-3522-9086
Tha Rua	0-3522-2227	0-3534-1711
Bang Pra In	0-3526-1980	0-3526-1989
Pa Chee	0-3531-1117	0-3531-1544
Wang Noi	0-3521-5404	0-3521-5410
Sena	0-3521-7252	0-3521-7260
Ayudhya	0-3521-1530	0-3524-5071
Lopburi		
Khok Samrong	0-3644-1521	0-3644-1523
Tha Klong	0-3648-9003	0-3648-9102
Tha Luang	0-3649-7089	0-3664-6028
Thanon Tha Manoa (Lamnalai) Sub branch	0-3646-1333	0-3646-1400
Pattana Nikhom Sub branch	0-3643-6122	0-3663-8289
Wongwien Srakaew Sub branch	0-3642-0028	0-3642-2645
Lopburi	0-3641-2706	0-3641-2880
Lamnalai	0-3646-1748	0-3646-1749
Samut Songkram		
Samut Songkam	0-3471-1088	0-3471-5397
Samut Sakorn		
Tha Chalom	0-3442-1300	0-3442-1302
Tha Sai Sub branch	0-3482-4656	0-3482-6659
Samut Sakorn	0-3442-1300	0-3442-5371
Saraburi		
Kaeng Khoi	0-3625-1059	0-3625-1057
Phra Putthabaht	0-3632-2351	0-3632-2355
Thanon Pichai Ronnarong Songkram Sub branch	0-3631-9040	0-3631-9041
Wihandaeng Sub branch	0-3636-5718	0-3636-5721
Hin Kong Sub branch	0-3633-6040	0-3633-6045
Saraburi	0-3621-1994	0-3622-1605
Nong Khae	0-3637-2005	0-3637-1648
Singburi		
Pakbang (Promburi)	0-3653-8025	0-3659-9075
Singburi	0-3651-2083	0-3651-1408
Angthong		
Chaiyo Sub branch	0-3569-9125	0-3569-9124
Angthong	0-3561-1618	0-3561-1617

North Area

	Telephone	Fax
Kampangpetch		
Kampangpetch	0-5571-1720	0-5571-1822
Thamakue (Klong Khun)	0-5578-1147	0-5572-4321
Chiang Rai		
Chiang Khong	0-5365-5688	0-5379-1481
Chiang Rai	0-5371-1901	0-5371-5094
Chiang San	0-5365-0520	0-5377-7042
Mae Sai	0-5373-2164	0-5373-2172
Ban Du Sub branch	0-5370-3163	0-5370-3168
Wieng Wichai Sub branch	0-5376-9090	0-5376-9089

	Telephone	Fax
Samliam Thongkam Sub branch	0-5378-4191	0-5378-4243
Wieng Papao	0-5378-1101	0-5378-1104
Siyak Maekorn	0-5371-1901	0-5371-5094
Chiang Mai		
Faculty of Medicine, Chiang Mai University	0-5321-2136	0-5321-7921
Jomthong	0-5334-1130	0-5334-1131
Thanon Muang Samut	0-5325-2673	0-5325-2966
Tha Phae	0-5327-6122	0-5327-2465
Thung Seiw (Sanpatong)	0-5383-4034	0-5348-1018
Pratu Changpuak	0-5321-1988	0-5322-2090
Pratu Chiang Mai	0-5327-9722	0-5327-6564
Fang	0-5345-2077	0-5345-2081
Mae Jo	0-5349-8184	0-5349-8191
Mae Wang	0-5383-0471	0-5383-0475
Thanon Chottana Sub branch	0-5321-0955	0-5321-2577
Pratu Tha Phae Sub branch	0-5328-1201	0-5328-1204
Chiang Mai University Sub branch	0-5322-0313	0-5322-0316
McCormic Hospital Sub branch	0-5330-0250	0-5330-0251
Sanpatong Sub branch	0-5382-3411	0-5382-3416
Sri Nakorn Phing	0-5323-4516	0-5323-3201
Siyak Sanambinnam Chiang Mai	0-5327-3891	0-5328-1848
Siyak Sankampang	0-5324-1404	0-5324-1407
Tak		
Tak	0-5554-1430	0-5554-1438
Mae Sod	0-5553-1212	0-5553-1860
Nakornsawan		
Kao Liew	0-5629-9005	0-5631-9256
Ta Kli	0-5626-1949	0-5626-1889
Nakornsawan	0-5622-1556	0-5622-9529
Banphot Pisai Sub branch	0-5635-0572	0-5635-0577
Saphan Dejatiwong	0-5622-4126	0-5622-4128
Nan		
Nan	0-5471-1340	0-5471-1343
Pichitr		
Ta Pan Hin	0-5662-1971	0-5662-1972
Bang Mun Nak	0-5663-1677	0-5663-1679
Pichitr	0-5661-2891	0-5661-2894
Pitsanulok		
Hayak Khok Matum	0-5521-1979	0-5521-1981
Pitsanulok	0-5524-3711	0-5524-2147
Petchaboon		
Na Chaliang	0-5678-9040	0-5678-9043
Petchaboon	0-5672-1653	0-5672-1654
Sri Thep	0-5679-9253	0-5679-9468
Lom Sak	0-5670-1316	0-5670-1019
Prae		
Prae	0-5452-2783	0-5452-2782
Tung Hong Sub branch	0-5462-3710	0-5462-3789
Lampang		
Na Kuam	0-5431-8836	0-5432-4035

	Telephone	Fax
Lampang	0-5422-1975	0-5422-7243
Sob Prab	0-5429-6103	0-5429-6086
Lampoon		
Thanon Chaloenraj Sub branch	0-5353-5482	0-5353-5486
Lampoon (Pa Hew)	0-5354-1265	0-5354-1366
Sukhothai		
Sawankalok	0-5564-1371	0-5564-2140
Sukhothai	0-5561-1631	0-5561-3033
Utaradit		
Utaradit	0-5541-2003	0-5541-2002
Uthaithani		
Uthaithani	0-5651-1224	0-5651-2414
Southern Area		
Krabi		
Krabi	0-7562-0621	0-7562-0625
Koh Pi Pi Sub branch	0-7562-3130	0-7562-3165
Chumporn		
Chumporn	0-7750-3078	0-7750-3079
Paknam Langsuan	0-7755-1090	0-7755-1085
La Mae	0-7755-9101	0-7758-7338
Trang		
Trang	0-7521-1530	0-7521-0878
Nakorn Sri Thamaraj		
Kanom	0-7552-9045	0-7552-9041
Tanpor	0-7548-1334	
Tung Song	0-7533-2704	0-7541-2847
Nakorn Sri Thamaraj	0-7534-1639	0-7534-7309
Pak Panang	0-7551-7806	0-7551-7807
Prom Khiri	0-7533-5351	0-7533-8352
Talad Hua Id Sub branch	0-7534-8008	0-7534-7357
Sichol	0-7553-6022	0-7553-6496
Siyak Hua Thanon	0-7532-4686	0-7532-4694
Narathivat		
Narathivat	0-7351-2737	0-7351-2741
Su Ngai Kolok	0-7361-4271	0-7361-4275
Pattani		
Pattani	0-7333-1880	0-7334-8722
Songkla Nakarin	0-7333-5155	0-7333-5154
Phang Nga		
Khok Kloi	0-7643-4742	0-7643-4745
Talad Yanyao	0-7642-1009	0-7642-1591
Pattalung		
Pattalung	0-7461-1069	0-7461-1073
Phuket		
Thanon Chao Fah	0-7621-2760	0-7622-0982
Patong	0-7634-0467	0-7634-2594
Phuket	0-7621-2254	0-7621-4341
Choeng Taley Sub branch	0-7632-4501	0-7632-4506
Hayak Chalong Sub branch	0-7638-1370	0-7638-1321
Big C Sub branch	0-7624-9176	0-7624-9178

	Telephone	Fax
Yala		
Yala	0-7321-2212	0-7321-5650
Ranong		
Ranong	0-7781-1598	0-7783-3178
Songkla		
Klong Ngae	0-7445-2593	0-7445-2596
Thanon Raj Yindee (Hadyai)	0-7434-2480	0-7434-2487
Padang Besar	0-7452-1066	0-7452-1188
Songklanakarin University	0-7421-2500	0-7421-2505
Thanon Ratthakarn (Had Yai) Sub branch	0-7434-8301	0-7434-8300
Ban Pru (Had Yai) Sub branch	0-7443-9211	0-7421-0064
Songkla	0-7431-2716	0-7432-1766
Samyak Samrong	0-7432-4009	0-7432-4804
Hadyai	0-7423-0287	0-7435-1511
Hadyai Nai	0-7423-5540	0-7423-9069
Satul		
Satul	0-7472-1361	0-7472-1360
Suratthani		
Koh Samui	0-7742-0134	0-7742-0187
Chaiya	0-7743-1163	0-7743-1433
Thanon Talad Mai	0-7721-4224	0-7721-4233
Koh Pha Ngan Sub branch	0-7737-7003	0-7737-7110
Chaweng Sub branch	0-7723-0923	0-7723-0925
Tha Chana Sub branch	0-7726-2338	0-7726-2339
Wieng Sra	0-7725-8220	0-7725-8224
Suratthani	0-7721-0535	0-7728-2243
Eastern Area		
Chanthaburi		
Chanthaburi	0-3931-1551	0-3932-1143
Thanon Trirat	0-3934-0224	0-3934-0223
Pliu Sub branch	0-3945-8836	0-3945-8838
Chachoengsao		
Klong 16	0-3858-5014	0-3858-5016
Chachoengsao Sub branch	0-3851-1122	0-3851-2542
Bang Kla	0-3854-1988	0-3882-7495
Bang Pakong	0-3853-2487	0-3853-2948
Panomsarakam	0-3855-2527	0-3855-2529
Talad Bor Bua Sub branch	0-3851-4781	0-3851-4783
Cholburi		
Jomthian	0-3823-2970	0-3823-1559
Cholburi	0-3879-0210	0-3879-0217
Thanon Phrayasajja	0-3878-4674	0-3878-4673
Na Klua	0-3841-2064	0-3841-2063
Bang Pla Soi	0-3879-0324	0-3827-8854
Bang Phra	0-3834-1203	0-3834-1204
Bang San	0-3838-2756	0-3838-3825
Ban Bung	0-3844-3834	0-3844-3210
Panasnikhom	0-3847-3320	0-3847-3323
Pattaya	0-3842-1987	0-3842-9280
Pattaya 2	0-3841-1602	0-3841-1607
Sakorn Phithak Sub branch	0-3827-8210	0-3827-8211
Saha Group Industrial Estate Sub branch	0-3843-3493	0-3848-1178
Ban Amphoe (Sattahib) Sub branch	0-3823-8401	0-3823-8403
Pan Thong Sub branch	0-3874-0434	0-3874-0438
Sattahib Sub branch	0-3843-7399	0-3843-7501
Sri Raja	0-3831-1813	0-3832-2012
Laem Chabang	0-3833-0265	0-3833-0213
Trad		
Klong Yai	0-3958-1141	0-3958-1140
Trad	0-3952-1033	0-3952-1038
Santung Sub branch	0-3954-6313	0-3954-6122
Prachinburi		
Kabinburi	0-3720-3008	0-3728-2040
Klong Lang (Sri Mahaphote)	0-3720-8290	0-3720-8291
Ban Srang	0-3727-1199	0-3727-1249
Prachinburi	0-3721-2843	0-3721-1631
Sri Mahaphote	0-3727-9243	0-3727-9179
Rayong		
Klang	0-3867-2517	0-3867-1402
Ban Chang	0-3888-2916	0-3888-2923
Mab Ta Put	0-3860-8009	0-3860-8012
Rayong	0-3861-1329	0-3861-1330
Siyak Koh Kloi	0-3887-5417	0-3887-5422
Srakaew		
Srakaew	0-3724-2037	0-3724-1599
Aranyaprathet	0-3722-2686	0-3723-3044
Northeastern Area		
Kalasin		
Kamalasai	0-4383-1359	0-4389-9253
Kalasin	0-4381-1780	0-4381-2079
Yangtalad	0-4389-1009	0-4389-1098
Sahas Sakhan	0-4387-1011	0-4387-1012
Khon Kaen		
Khon Kaen	0-4324-9220	0-4333-3829
Chum Phae	0-4331-2491	0-4331-2507
Nam Phong	0-4344-1480	0-4344-1483
Ban Phai	0-4327-4037	0-4332-9784
Khon Kaen University	0-4323-6366	0-4323-8788
Muang Phol	0-4333-9023	0-4333-9028
Chonnabot Sub branch	0-4328-6094	0-4328-6093
Khon Kaen University Complex Sub branch	0-4336-4190	0-4336-4189
Siyak Maliwan	0-4333-3870	0-4333-3876
Chaiyaphum		
Jatturat	0-4485-1220	0-4485-1222
Chaiyaphum	0-4482-1958	0-4482-2401
Ban Khwao Sub branch	0-4489-1110	0-4489-1112

	Telephone	Fax
Ban Khai Sub branch	0-4480-0304	0-4480-0307
Nakorn Panom		
Thatphanom	0-4252-5784	0-4252-5793
Nakorn Panom	0-4251-2221	0-4251-3830
Nawa	0-4259-7200	0-4259-7205
Nakorn Rajsima		
Thanon Mittraphap	0-4426-3110	0-4426-3118
Thanon Mukmontri	0-4424-5536	0-4425-6628
Pak Thongchai	0-4444-1631	0-4444-1652
Pak Chong	0-4431-2811	0-4431-1357
Cho Ho Sub branch	0-4437-1510	0-4437-1511
Suranaree University of Technology Sub branch	0-4421-6624	0-4421-6625
Si Khiu	0-4441-1110	0-4441-1390
Nong Bunnak	0-4444-8679	0-4444-8649
Huay Thalaeng	0-4439-1223	0-4439-1222
Hua Thaley	0-4428-9054	0-4428-9059
Buriram		
Nang Rong	0-4462-4392	0-4462-4397
Buriram	0-4439-1222	0-4461-3651
Pa Yao		
Pa Yao	0-5441-1392	0-5448-1904
Mahasarakham		
Kosum Pisai	0-4376-1813	0-4376-1812
Mahasarakham	0-4372-1986	0-4372-2230
Mukdahan		
Mukdahan	0-4261-2288	0-4261-2300
Yasothorn		
Mahachanachai	0-4579-9166	0-4579-9170
Yasothorn	0-4571-1436	0-4571-2609
Roi Ed		
Roi Ed	0-4351-1284	0-4351-5284
Suwannaphum	0-4353-2804	0-4353-2811
Selaphum	0-4355-1012	0-4355-1394
Loey		
Phu Rua	0-4289-9124	0-4289-9125
Loey	0-4281-2001	0-4281-3022
Wang Saphung	0-4284-1084	0-4284-1083
Nong Hin (Phu Kradueng)	0-4285-2141	0-4285-2144
Srisaket		
Kanthararak	0-4566-1827	0-4566-1523
Bung Boon	0-4568-9152	0-4568-9156
Srisaket	0-4561-1494	0-4561-3351
Sakolnakorn		
Kud Bak	0-4278-4121	0-4278-4126
Sakolnakorn	0-4271-1630	0-4271-2528
Surin		
Rattanaburi	0-4459-9122	0-4459-9006
Surin	0-4451-2061	0-4451-2362
Nongkhai		
Nongkhai	0-4242-0569	0-4242-0571

	Telephone	Fax
Nongbualamphu		
Nongbualamphu	0-4231-2157	0-4231-2162
Amnajcharoen		
Amnajcharoen	0-4551-1772	0-4551-1774
Udornthani		
Thanon Thahan	0-4234-1861	0-4234-1866
Thanon Po Sri	0-4222-3762	0-4224-3330
Non Sa-art Sub branch	0-4239-2523	0-4239-2531
Phen Sub branch	0-4227-9096	0-4227-9185
Udornthani	0-4224-6610	0-4224-8124
Ubonratchathani		
Warin Chamrab	0-4526-6326	0-4526-9424
Ubonratchathani	0-4524-1113	0-4524-1765

Western Area

	Telephone	Fax
Kanchanaburi		
Kanchanaburi	0-3451-3006	0-3451-3307
Dan Makham Tia	0-3464-2071	0-3464-2073
Talad Khet	0-3452-7236	0-3457-1239
Tharua Pratan Sub branch	0-3463-6850	0-3463-6854
Luk Kae	0-3456-6104	0-3456-6255
Sangklaburi	0-3459-5076	0-3459-5028
Prachuab Khiri Khan		
Bang Saphan	0-3254-8413	0-3269-1597
Prachuab Khiri Khan	0-3255-0930	0-3260-2183
Pranburi	0-3262-1815	0-3262-1817
Hua Hin	0-3253-2420	0-3253-2429
Petchburi		
Khao Wang	0-3241-7240	0-3241-7242
Tha Yang	0-3243-7806	0-3243-1985
Petchburi	0-3242-5179	0-3242-8518
Cha Am Sub branch	0-3243-3745	0-3243-3884
Rajburi		
Jombung	0-3226-1505	0-3236-2702
Damnoen Saduak	0-3224-1222	0-3225-4792
Thanon Suriyawong	0-3231-1001	0-3231-1010
Rajburi Industrial Estate	0-3237-5721	0-3237-5722
Bang Phae	0-3223-1881	0-3234-7719
Ban Pong	0-3220-1267	0-3221-1372
Potharam Sub branch	0-3223-3388	0-3223-2235
Rajburi	0-3231-5488	0-3232-1072
Lak Ha	0-3225-4672	0-3224-1272
Suphanburi		
Don Chedi	0-3550-7416	0-3559-1243
Dan Chang Sub branch	0-3559-5504	0-3559-5506
Song Phi Nong	0-3453-1880	0-3553-1884
Suphanburi	0-3552-1041	0-3552-3393
Uthong	0-3550-5818	0-3550-5826

International Trade Service Centers

As at December 31, 2002

		Open - Closed	Telephone
International Trade Service Center,	Chidlom	8:30 a.m.-3:30 p.m.	0-2256-1444-7, 0-2256-1450
International Trade Service Center,	Latphrao Soi 10	8:30 a.m.-3:30 p.m.	0-2511-4136, 0-2512-4215, 0-2513-1507, 0-2938-4185, 0-2938-4190-1
International Trade Service Center,	Bangjak	8:30 a.m.-3:30 p.m.	0-2332-9063, 0-2333-0492-4, 0-2742-4885-6
International Trade Service Center,	Bangkapi	8:30 a.m.-3:30 p.m.	0-2258-6925, 0-2258-9679, 0-2259-2598, 0-2662-6108-9
International Trade Service Center,	Talatnoi	8:30 a.m.-3:30 p.m.	0-2639-0809-11 Ext. 72-74
International Trade Service Center,	Ratchawong	8:30 a.m.-3:30 p.m.	0-2221-7352, 0-2224-4640 Ext. 30-32, 0-2623-0894-5
International Trade Service Center,	Surawongse	8:30 a.m.-3:30 p.m.	0-2234-3554, 0-2234-4876, 0-2237-8589, 0-2233-7115 Ext. 30-36
International Trade Service Center,	Thanon Taksin	8:30 a.m.-3:30 p.m.	0-2439-3551, 0-2439-5705-6, 0-2860-6560-1
International Trade Service Center,	Khlong Luang	8:30 a.m.-3:30 p.m.	0-2516-3311, 0-2516-8405, 0-2516-8889, 0-2516-9922
International Trade Service Center,	Bangkadi	8:30 a.m.-3:30 p.m.	0-2963-7153-6
International Trade Service Center,	Muangmai Bangpli	8:30 a.m.-3:30 p.m.	0-2315-3004, 0-2315-3009, 0-2705-1256
International Trade Service Center,	Bangklo	8:30 a.m.-3:30 p.m.	0-2289-0290, 0-2289-2166, 0-2689-7510-2
International Trade Service Center,	Laem Chabang	8:30 a.m.-3:30 p.m.	0-3833-0245-7
International Trade Service Center,	Omyai	8:30 a.m.-3:30 p.m.	0-2420-0083-4, 0-2811-5099, 0-2811-5116-7
International Trade Service Center,	Samut Sakhon	8:30 a.m.-3:30 p.m.	0-3442-2247, 0-3442-2986
International Trade Service Center,	Chiang Mai	8:30 a.m.-3:30 p.m.	0-5328-0608-9, 0-5328-2098, 0-5381-8483
International Trade Service Center,	Thanon Ratyindi (Hatyai)	8:30 a.m.-3:30 p.m.	0-7434-2077-9
International Trade Service Center,	Bangpoo Industrial Estate	8:30 a.m.-3:30 p.m.	0-2323-0782, 0-2709-4662
International Trade Service Center,	Amata Nakorn Industrial Estate	8:30 a.m.-3:30 p.m.	0-3874-3789-90
International Trade Service Center,	Rojana	8:30 a.m.-3:30 p.m.	0-3522-9432-3
International Trade Service Center,	Lamphun	8:30 a.m.-3:30 p.m.	0-5398-2379, 0-5398-2527
International Trade Service Center,	Ratchayothin	8:30 a.m.-3:30 p.m.	0-2544-3559, 0-2544-3928, 0-2544-3985
International Trade Service Center,	Khlong Rang (Counter Service)	8:30 a.m.-3:30 p.m.	0-3720-8289-90, 0-3720-8292
International Trade Service Center,	Bang Lampu (Counter Service)	8:30 a.m.-3:30 p.m.	0-2629-2364, 0-2281-7616-9 Ext. 57

Foreign Exchange Centers

As at December 31, 2002

Bangkok Booth

	Open - Closed	Telephone
SOI CHAI YOT	9:00 a.m.-7:00 p.m.	0-2651-2030-2
THANON RATCHADAPHISEK	10:00 a.m.-9:00 p.m.	0-2642-3386
SALA DAENG	10:30 a.m.-9:00 p.m.	0-2234-8125, 0-2267-0050
WAT PHRA KAEO	8:30 a.m.-4:30 p.m.	0-2225-2770-1
PHLOENCHIT	10:00 a.m.-8:00 p.m.	0-2255-2998
SIAM CENTER	10:00 a.m.-8:00 p.m.	0-2255-3928
SILOM	10:00 a.m.-8:00 p.m.	0-2235-9595, 0-2267-0197
WAT TRAI MIT	8:30 a.m.-5:00 p.m.	0-2225-9307
NGAMDU PHLI	9:00 a.m.-7:00 p.m.	0-2213-1246, 0-2213-1331

	Open - Closed	Telephone
ROYAL ORCHID	7:00 a.m.-8:00 p.m.	0-2235-6240, 0-2237-0969
ROBINSON SUKHUMWIT	10:00 a.m.-8:00 p.m.	0-2254-4332
KAYSORN PLAZA	10:00 a.m.-9:00 p.m.	0-2656-1797
SUKHUMWIT SOI 7	10:00 a.m.-9:00 p.m.	0-2655-7719
WORLD TRADE CENTER	10:00 a.m.-9:00 p.m.	0-2255-6273-5
THANON SURAWONG	10:00 a.m.-10:00 p.m.	0-2632-7260-5
INDRA HOTEL	8:30 a.m.-7:00 p.m.	0-2656-4164
SIAM SQUARE	Sat-Sun 10:30 a.m.-7:30 p.m.	0-2254-2707, 0-2254-5302
BANGLUMPOO	Mon-Fri 3:30 p.m.-7:00 p.m. Sat-Sun 9:30 a.m.-7:00 p.m.	0-2282-5990
DONMUANG AIRPORT 1	24 HOURS	0-2504-3181
DONMUANG AIRPORT 2	24 HOURS	0-2504-3179
DONMUANG AIRPORT 3	24 HOURS	0-2504-3176
DONMUANG AIRPORT 4	24 HOURS	0-2535-5217
DONMUANG AIRPORT 5	24 HOURS	0-2535-5217
PHAHONYOTHIN (S.P. BUILDING)	Mon-Fri 8:30 a.m.-5:00 p.m.	0-2273-0291
SUAN-LUM NIGHT BAZAAR	12:00 a.m.-8:00 p.m.	0-2250-0902-3

Up-Country Booth

		Open - Closed	Telephone
PHATTAYA	CHONBURI	2:00 p.m.-11:00 p.m.	0-3842-9985
PHRARATCHAWANG BANG PA-IN	AYUTTAYA	8:30 a.m.-3:30 p.m.	0-3526-1547
WAT PHRA SIRATTANAMAHATH	PHITSANULOK	7:30 a.m.-12:30 p.m.	0-5524-3293
KOH CHANG	TRAT	10:00 a.m.-8:00 p.m.	0-3958-6232-3
SUKHOTHAI HISTORY PARK	SUKHOTHAI	8:30 a.m.-12:30 p.m.	0-5569-7089, 0-5561-3245
PATONG-SAFARI	PHUKET	11:00 a.m.-8:00 p.m.	0-7634-0523
PATONG BRANCH	PHUKET	11:00 a.m.-8:00 p.m.	0-7634-1588
PATONG 2	PHUKET	10:00 a.m.-6:00 p.m.	0-7634-0466
PHUKET	PHUKET	8:30 a.m.-6:30 p.m.	0-7621-2255 Ext. 53
KATA PLAZA	PHUKET	10:00 a.m.-8:00 p.m.	0-7633-0473, 0-7638-1473
KARON	PHUKET	10:00 a.m.-8:00 p.m.	0-7639-6475
PHUKET FANTASY	PHUKET	5:30 p.m.-9:00 p.m.	0-7627-1528
LAGUNA	PHUKET	9:30 a.m.-7:30 p.m.	0-7632-5443, 0-7627-0945
HA YEAK CHALONG	PHUKET	Mon-Fri 8:30 a.m.-3:30 p.m. Sat-Sun 9:00 a.m.-3:00 p.m.	0-7638-1370
PHUKET INTERNATIONAL AIRPORT	PHUKET	9:00 a.m.-6:00 p.m.	0-7632-8324
BANGLA	PHUKET	1:00 p.m.-11:00 p.m.	0-7629-4432-3
BANGLA 2	PHUKET	11:00 a.m.-10:00 p.m.	0-7629-4482
HOLIDAY INN CURRENCY EXC.	PHUKET	10:00 a.m.-10:00 p.m.	0-7634-2910
CHAWENG	SURATTHANI	9:30 a.m.-6:00 p.m.	0-7723-0926, 0-7742-2445
CHAWENG 2	SURATTHANI	12:00 a.m.-9:00 p.m.	0-7723-0493-4
BLACK CAT	SURATTHANI	9:30 a.m.-6:00 p.m.	0-7742-2488, 0-7742-2507
KO SAMUI	SURATTHANI	8:30 a.m.-5:30 p.m.	0-7742-0190
TALAD BOPHUT	SURATTHANI	9:00 a.m.-6:00 p.m.	0-7742-5009, 0-7742-5507
FARMINGO	SURATTHANI	9:30 a.m.-6:00 p.m.	0-7742-4387, 0-7742-4507
KO PHAN-GAN	SURATTHANI	8:30 a.m.-5:30 p.m.	0-7737-7004, 0-7737-7111

		Open - Closed	Telephone
KRABI	KRABI	10:00 a.m.-5:00 p.m. (May-Sep)	0-7562-0623
		8:30 a.m.-6:00 p.m. (Oct-Apr)	
PHI PHI ISLAND	KHABI	9:30 a.m.-8:30 p.m.	0-7662-3130, 0-7562-3165
AO PHRANANG BEACH	KRABI	10:00 a.m.-7:00 p.m. (May-Sep)	0-7563-7629
		9:00 a.m.-9:00 p.m. (Oct-Apr)	
HUA HIN	PRA CHUAP KHIRI KHAN	Sat-Sun 1:00 p.m.-7:00 p.m.	0-3253-2426
THA PHAE	CHIANG MAI	9:00 a.m.-9:00 p.m.	0-5327-3171, 0-5327-4732
TALAT ANUSARN	CHIANG MAI	Mon-Thu 12:00 a.m.-10:00 p.m.	0-5327-3732, 0-5328-2283
		Fri-Sun 10:00 a.m.-10:00 p.m.	
PRATU THAPHAE	CHIANG MAI	9:00 a.m.-7:00 p.m.	0-5328-1201
THANNON KOTCHASAN	CHIANG MAI	Mon-Thu 9:00 a.m.-8:00 p.m.	0-5320-6257
		Fri-Sun 9:00 a.m.-9:00 p.m.	
CHIANG RAI	CHIANG RAI	10:00 a.m.-11:00 p.m.	0-5371-1579, 0-5371-5281
SAM LIAM THONG KHAM	CHIANG RAI	9:00 a.m.-5:00 p.m.	0-5378-4190-1

SCB Easy Walk

	Open - Closed	Telephone
WORLD TRADE CENTER	10:00 a.m.-9:00 p.m.	0-2252-2786
SIAM SQUARE	10:00 a.m.-8:00 p.m.	0-2252-2896
AMBASSADOR HOTEL	10:00 a.m.-9:00 p.m.	0-2253-5621
NAILERT CENTER	11:00 a.m.-8:00 p.m.	0-2253-5644
VICTORY MONUMENT	Mon-Fri 9:00 a.m.-6:00 p.m.	0-2247-6402
PANPACIFIC HOTEL	10:00 a.m.-7:00 p.m.	0-2235-4941
RIVERCITY	9:00 a.m.-6:00 p.m.	0-2235-5158
CHULA HOSPITAL	Mon-Fri 11:00 a.m.-6:00 p.m.	0-2252-2845
BENJASIRI	10:00 a.m.-8:00 p.m.	0-2258-7721
BOONMIT BUILDING	11:00 a.m.-8:00 p.m.	0-2235-4945
HOLIDAY INN CROWN PLAZA	9:00 a.m.-6:00 p.m.	0-2235-5156
THAI AIRWAYS INTERNATIONAL (SILOM)	9:00 a.m.-6:00 p.m.	0-2235-4943
WAT CHANASONGKRAM	10:00 a.m.-7:00 p.m.	0-2281-5705

Overseas Branches, Affiliated Bank and Joint-Ventured Bank

As at December 31, 2002

Overseas Branches

Hong Kong Branch

Vice President and General Manager : Mr. Bandit Rojanavongse
Suite 1609, Jardine House 1 Connaught Place, Hong Kong
Tel : 001-852-2524-4085
Telefax : 001-852-2845-0293
Telex : 66150 SIAMB HX
Swift : SICOHKHH
E-Mail : general@scbhk.com.hk

Singapore Branch

Senior Vice President and General Manager : Mr. Nattapong Samit-Ampaipisarn
16 Collyer Quay, #25-01-02 Hitachi Tower, Singapore 049318
Tel : 001-65-6536-4338
Telefax : 001-65-6536-4728
Telex : RS 24419 SIAM SP
Swift : SICOSGSG
E-Mail : siam8800@siambk.com.sg

Vientiane Branch

Vice President and General Manager : Mr. Theerapan Nunthapolpat
117 Lanexang-Samsenthai Road, Ban Sisaket, Muang Chanthaburi
Vientiane, Lao People Democratic Republic P.O. Box 4809
Tel : 007-856-21-213-500-1
Telefax : 007-856-21-213-502
Telex : (0804) 4364 SCBVTE LS
E-Mail : scbvte@laotel.com

Affiliated Bank

Cambodian Commercial Bank (Head Office) - Phnom Penh

Director and General Manager : Mr. Sahasin Yuttarat
26 Monivong Road, Sangkat Phsar Thmei 2
Khan Donpenh, Phnom Penh, Cambodia
Tel : 001-855-23-426-145, 426-638-9, 213-601-2
Telefax : 001-855-23-426-116
Telex : (0807) 36130
E-Mail : ccbpp@bigpond.com.kh

Cambodian Commercial Bank - Battambang Branch

Branch Manager : Mr. Wichai On-Sri
Mokara Road, Phum Kompong Krobey
Sangkat Ekapheap, Battambang
Tel : 001-855-53-370-130, 952-266
Telefax : 001-855-53-370-130
E-Mail : ccbbb@camintel.com

Cambodian Commercial Bank - Siem Reap Branch

Branch Manager : Mr. Teang Kimsan
130 Siwatha Road, Mondol 1
Sangkat 2, Siem Reap
Tel : 001-855-63-380-154, 964-392
Telefax : 001-855-63-380-154
E-Mail : ccbsrb@camintel.com

Joint-Ventured Bank

VinaSiam Bank (Head Office)

Vice President and General Manager : Mr. Viroj Thanapitak
No. 2 Pho Duc Chinh Street, District 1
Hochiminh City, The Socialist Republic of Vietnam
Tel : 001-84-8-821-0557, 821-0630, 821-5353-5
Telefax : 001-84-8-821-0585
Telex : 813-322 VSB VT
E-Mail : vsb@hcm.vnn.vn

VinaSiam Bank - Hanoi Branch

Branch Manager : Mr. Vu Trong Thang
61 Ngo Thi Nham Street, Hai Ba Trung District, Hanoi,
The Socialist Republic of Vietnam
Tel : 001-84-4-943-5570, 943-5571
E-Mail : vsb@hcm.vnn.vn

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

TYPE OF BUSINESS BANKING

HEAD OFFICE

ADDRESS : 9 RUTCHADAPISEK ROAD, LADYAO, JATUJAK, BANGKOK 10900

TELEPHONE : (662) 0-2544-1111, (662) 0-2937-7777

SCB CALL CENTER : (662) 0-2544-5000, (662) 0-2544-1561

TELEX : 82876 SIAMCOM TH, 20492 SIAMBNK TH

SWIFT BIC : SICOTHBK

WEB SITE : http://www.scb.co.th

PRODUCED BY : THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED - CORPORATE PLANNING AND INFORMATION DEPARTMENT

DESIGNED AND PRINTED BY : SIAM PRESS MANAGEMENT COMPANY LIMITED












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